AR/S

1-10804



XL CAPITAL LTD

FUNDAMENTAL STRENGTH - CAPITAL AND PEOPLE

P.E.
12-31-02

2002
ANNUAL
REPORT

A WORLD OF OPPORTUNITY

CONTENTS

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements is set forth herein under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition – Cautionary Note Regarding Forward-Looking Statements".

Financial Highlights

	1998	1999	2000	2001	2002
Total Assets	13,581	15,091	16,942	27,963	35,647
Shareholders' Equity	5,613	5,577	5,574	5,437	6,570
Revenues	1,974	2,514	2,752	4,091	6,578
Net Income (loss)*	656	471	506	(576)	396

* Available to ordinary shareholders

A World of Opportunity

IN A YEAR OF RAPID CHANGE IN THE WORLD OF RISK, XL HAS POSITIONED ITSELF TO SUCCEED. THROUGH DEDICATED PURSUIT OF SOUND BUSINESS FUNDAMENTALS WE CONTINUE TO EMBRACE INNOVATION AND ENTREPRENEURIAL OPPORTUNITIES AS A GLOBAL ORGANIZATION THAT VALUES ITS EMPLOYEES AND THEIR CONTRIBUTIONS.

The images featured in this report reflect our unity of vision, our commitment to strategic, long-term growth and our fundamental strength – capital and people.

Seizing opportunities in today's world requires a disciplined approach – one that is strategic, focused on quality, and underpinned by forward-thinking, intelligent decisions. It means understanding that a turning point has been reached in the insurance, reinsurance, and financial products and services industries. We understand this and have begun a new phase of growth as a global organization. We have the financial security and the expertise – the fundamental strength – to seize this new **"World of Opportunity"**.

Marcel Abegg
XLIGR/Switzerland
Underwriting/Property

"When we talk about clients and the value XL brings to them, I think about our professionalism, solutions-driven behavior, financial strength and ethics."



Andrew Vigar
XLIGR/Austria
Customer Relationship Management

"We are working in a time of great change and XL is well positioned to meet the challenge."

Laura Wagner
XL Environmental Risk Control – Professional and Pollution Services

"Being part of XL is about tapping into the potential for personal growth and about being part of something great."







John Beauchamp
XL Environmental Underwriting

"Being part of an insurance and financial services organization that will set the standard in the 21st century makes me proud."

Susan Cross
XLRe
Actuarial Management

"XL's relatively flat management structure allows ideas to be shared and decisions to be made on a timely basis. This makes employees feel that they can get things done and make a difference."





Henk Bakker
XL Professional/Netherlands
Underwriting

"XL encourages entrepreneurial behavior, rewards its employees for their technical skills, and stimulates its employees to think outside of the box."



Mark Silverstein
XLCIP
Investments

"Our fundamental strength is about people and capital. XL has people with diverse backgrounds driven to provide the highest quality products, and value to clients and the company."



Donal Kelly
XLIGR/UK
Client Relationship Management

"Our solid reputation is linked to our financial strength, innovation, entrepreneurial spirit, and quality people. This, combined with strong leaders, and a desire to succeed and never accept the status quo, contributes to our marketplace success."

Dominique Penisson
XLIGR
Human Resources

"XL is truly an international company with a wide range of career opportunities. We value our people, their diversity and expertise."



Patrick Rufener
XLIGR/Switzerland
Underwriting/Property

"Financial security, paired with strong technical know-how helps power our solutions."



Mary Jane Constant
XLCA
Financial Services

"XL is a dynamic and growing company with a diverse group of people."



Heather Goodhew
XLRe/UK
Property Facultative Management

"Our abundance of capital, both intellectual and financial, allows us to provide our clients with exceptional loss expertise and swift, consistent service, combined with a real understanding of their business needs."



Jennifer Williams
XL Insurance
Actuarial and Financial Analysis

"I can sum up XL Capital in a few words. Dedicated management and employees providing quality products and services."





Trevor Brookes
XL Capital
Internal Audit

"Unquestionably, our strength lies in our financial and human capital. As an employee I am proud of the company we have become and of the value we bring to our customers."



Chris Coelho
XL Insurance
Corporate Finance

"Our clients can be assured of our commitment to our shared values of ethics, teamwork and excellence that combined, enable us to provide them with a level of service second to none."



Jacqueline Jones
XLIGR/Switzerland
Strategic Planning

"XL is a successful company genuinely committed to developing the energy, talents and ideas of it employees and turning this input into benefits for customers, shareholders and employees."

Legend:

XLCA *XL Capital Assurance*
XLCIP *XL Capital Investment Partners*
XLIGR *XL Insurance Global Risk*
XLLM *XL London Market*


3

LETTER TO SHAREHOLDERS

THE YEAR 2002 was one of solid performance for XL Capital Ltd (XL) during a difficult transition period for our industry, characterized by both substantially improved current year fundamentals and significant prior year adverse development. The accelerated market hardening set the stage for re-establishing our superior record of earnings and book value growth after the tragic and catastrophic losses in 2001.

As we enter 2003, the insurance and reinsurance industry is beset with myriad challenges. The continuing emergence of pre-1986 asbestos and the 1997 through 2000 casualty and professional liability losses, along with major write-downs of investment portfolios have reduced or eliminated earnings and weakened balance sheets on a widespread basis. Credit downgrades by the rating agencies are the order of the day and the list of distressed companies continues to grow.

"Our financial strength ratings place us among an elite number of large companies with top tier ratings."

While not unscathed, XL's culture of maintaining a strong balance sheet and disciplined underwriting compares very favorably to the industry. These virtues have helped us maintain our top tier credit ratings, which differentiate us from most of our competitors and are of increasing value to our customers and brokers. XL is now among a shrinking short list of significant market participants. With stable, highly rated coverage capacity and rare reliability for claims satisfaction, we are in prime position to operate in markets of our choice where returns have the potential to be superior.

Since going public in July 1991, our annual compounded total return to shareholders has averaged 17% compared with the Standard & Poor's 500 Index of 9% over the same period. From 1991 to the end of 2000 our book value grew at an average of 15.4% annually. However, the impact of losses from September 11th reflected in 2001 and 2002, reduced our annual book value growth rate to 12.6% through the end of 2002. The completion of our strategic build-out and the progressive improvement of underwriting conditions provided us with momentum in revenue and earnings in 2002, which saw book value grow by 10%. Over the next few years, we expect growth in book value per share to continue to improve.

2002 Financial Achievements

- A record level of $9.0 billion gross premiums written from both general and life operations.
- An underwriting profit of $280.0 million for general operations and a combined ratio of 97%, despite adverse loss development of prior years.
- Net operating income of $700.8 million, excluding net realized investment and realized and unrealized derivative instrument losses.
- Shareholders' equity is at the highest it has ever been at $6.6 billion, delivering an operating return on common equity of 12% for the year and 17% in the fourth quarter, exceeding our overall target of 15%.
- Increased book value per share of $44.48 versus $40.35 a year ago.
- Cash flow from operations of $3.0 billion for the year, including life and financial solutions structured product business.
- Total assets of $35.6 billion at December 31, 2002.
- Total cash and investments at $21.5 billion at December 31, 2002.
- Increased total capitalization by $1.1 billion through senior note and preferred share offerings.
- Maintained our double-A and triple-A ratings of our property and casualty businesses and financial guarantee companies, respectively, in an environment characterized by downgrades.

Industry Outlook

Property and casualty insurance and reinsurance industry rates, which had begun to improve in 2001, accelerated after the tragic events of September 11th and continued to harden throughout 2002 in most lines of business. Indeed, there is reason to anticipate that overall rates will continue to increase throughout 2003. Industry factors supporting this trend include continuing adverse loss reserve development, low investment returns, the overhang of asbestos losses, an overall constraint in industry capacity, scrutiny of credit ratings and a flight to quality. In Europe, a number of reinsurance and insurance companies were challenged financially due to declining equity markets, the continued emergence of poor prior period underwriting results and a higher level of regional catastrophes.

At XL

The improved contract terms and conditions have enhanced the risk profile and quality of our book of business. We benefited significantly from a flight to quality as our financial strength ratings place us among an elite number of large companies with top tier ratings. Even with the new Bermuda insurance and reinsurance company start-ups, there remains a shortage of highly rated capacity in the marketplace. However, as a result of the significant re-underwriting of the former Winterthur International book, we managed to avoid large losses in the European floods and are well positioned for organic business growth in this region.

During the year 2002, we added to net reserves for September 11th event losses as well as for our U.S. casualty reinsurance business. Also, although we have only minimal asbestos and environmental exposure, we almost doubled our net reserves for potential losses to $66.1 million, which is less than 1% of our total net reserves.

These incremental reserves, totaling $380 million after tax, were in large part offset by favorable prior year developments in other areas of the company coupled with a low level of losses for the year.

A Global Organization with a Specialized Focus

The close of 2002 marks the beginning of a new phase of our development as a consolidated global organization. Having successfully completed our recent period of acquisitions, we are now in all of our markets of choice and are focused on organic growth. We have more than 3,000 employees in 90 locations in some 30 countries. Notably, in 2002, we acquired majority ownership


Cumulative Total Shareholder Return
XL CAPITAL
S&P 500
S&P PROPERTY & CASUALTY
900
800
700
600
500
400
300
200
100
0
19 July 91
31 Dec 91
30 Jun 92
31 Dec 92
30 Jun 93
31 Dec 93
30 Jun 94
31 Dec 94
30 Jun 95
31 Dec 95
30 Jun 96
31 Dec 96
30 Jun 97
31 Dec 97
30 Jun 98
31 Dec 98
30 Jun 99
31 Dec 99
30 Jun 00
31 Dec 00
30 Jun 01
31 Dec 01
30 Jun 02
31 Dec 02

of Le Mans Ré, and completed the integration of the former Winterthur International operations – now re-branded as XL Insurance Global Risk – acquired in July 2001. As part of this process, we became more focused in our operations, taking the opportunity to re-underwrite the Winterthur International portfolio and to exit non-core lines of business at XL London Market, our Lloyd's platform. This is consistent with our core strategic objective to be a risk specialist.

OUTSTANDING COMMITMENT. EXCEPTIONAL VISION.

SEIZING OPPORTUNITIES IN TODAY'S VOLATILE BUSINESS CLIMATE REQUIRES MORE THAN A DISCIPLINED APPROACH. THROUGH A COMBINATION OF EXCEPTIONAL VISION AND COMPREHENSIVE STRATEGY, XL'S FUNDAMENTAL STRENGTH IS UNIQUE. OUR SUBSTANTIAL FINANCIAL AND INTELLECTUAL CAPITAL ENABLE US TO EMBRACE INNOVATION AND SEEK OUT OPPORTUNITY AND SUCCEED.



Brian M. O'Hara President and Chief Executive Officer


VISION ISN'T MEASURED BY THE SQUARE FOOT.
IT'S THE ABILITY TO SEE THE IMPERCEPTIBLE.


60
50
40
30
20
10
0

XL CAPITAL LTD
GROSS PREMIUMS WRITTEN

Financial Products & Services	2%
Life	12%
Reinsurance	35%
Insurance	51%
	100%

Highlights from the Operating Segments

Insurance

- Insurance operations benefited from the flight to quality, and the effective integration of our recently acquired operating units. To this end, we achieved underwriting profits of $294 million and a combined ratio of 92.9%.
- Net premiums written reached $3.2 billion, up 81% from 2001 and net premiums earned increased by 67% primarily due to price increases in all lines, organic growth, increased net retentions and a full year of Winterthur International results.
- In February 2002, Clive Tobin, President and Chief Executive of XL Insurance Ltd, (Bermuda) was appointed President and Chief Executive Officer of XL Winterthur International (now XL Insurance Global Risk). Clive has done an excellent job running this business.

"Having successfully completed our recent period of acquisitions, we are now in all of our markets of choice and are focused on organic growth."

- The integration of Winterthur International, involved re-underwriting the entire XL Winterthur International book to XL standards, and was completed with less interruption to business than originally anticipated. This effort restored XL Winterthur International to profitable operations for the year 2002 on an underwriting basis. In 2003, XL Winterthur International will be known as XL Insurance Global Risk.
- In January 2002, we merged our Lloyd's syndicates 1209 and 990, renaming them XL London Market. We have now assumed 100% ownership of this underwriting operation and it is fully integrated into our insurance segment.
- We achieved an Aa2 Moody's rating for two of the former Winterthur International subsidiaries.

Reinsurance

- General and life reinsurance operations saw $4.2 billion in gross premiums written, up 66% from 2001.
- The combined ratio for the year was 102.6% improving significantly from 175.6% a year ago.
- We became the majority shareholder of Le Mans Ré early in 2002 and agreed to the price for the remaining interest enabling us to consolidate 100% of their results. Gross premiums written by Le Mans Ré in 2002 were $345 million.
- Life reinsurance business experienced good development with a large contract being written in the third quarter.
- Henry Keeling, Chief Executive of XL's reinsurance operations, moved to London to further develop the XL Re London operations and the increasingly important continental European operations of Le Mans Ré.
- We strengthened the management structure of XL Re Ltd with Jamie Veghte moving to Bermuda to become President, Chief Operating Officer and Chief Underwriting Officer of XL Re Ltd.

Financial Products and Services

- Our Financial Products and Services segment continued to grow. Our participation in this area is key to developing a revenue stream that is counter-cyclical to the earnings of our property and casualty segments. Looking ahead, we expect continued significant growth in our financial guarantee business.

- As part of XL Capital Assurance Inc.'s (XLCA) plan to expand its licensing platform, it established a triple-A rated London-based financial guarantee subsidiary, XL Capital Assurance (U.K.) Limited. Later in the year, XLCA received a California license and opened offices in San Francisco and Los Angeles.
- XL Financial Assurance Ltd (XLFA), our majority-owned joint venture with FSA International, had another successful year. XLFA is the only remaining triple-A financial guarantee reinsurer.
- XL Life Insurance & Annuity Company (XLLA) purchased a shell company and became licensed in 45 states and issued its first contracts in 2002.
- We invested in Primus Guaranty Ltd., taking a minority stake in this new provider of credit risk protection.

Investments

- Total net investment income increased to $734.5 million in 2002 from $610.5 million in 2001.
- While we experienced reduced returns due to lower interest rates, reflecting unfavorable market conditions, substantial new cash flow from operations helped increase total investments.
- Volatile markets impacted returns from our equity in investment affiliates. Several new investment affiliates were added this year, including FrontPoint Partners, Stanfield Capital Partners and SphinX – a new fund index launched by Standard & Poor's. Investment in affiliates at year end were $1.3 billion.

Capital Management

- We raised $1.1 billion of new capital through debt and preference share issues.
- We implemented a number of strategic initiatives to focus on risk management, capital allocation, processes and financial reporting and control.
- We maintained strong financial ratings, with all ratings reaffirmed by Standard & Poor's Ratings Services, Moody's Investors Service, Fitch Ratings and A.M. Best.

Our corporate culture embracing ethics, teamwork, excellence, development and respect, is well suited to the current regulatory environment.

Our corporate culture embracing ethics, teamwork, excellence, development and respect, is well suited to the current regulatory environment. This environment, while requiring the allocation of management attention and resources to compliance, will not impede XL's renowned entrepreneurial spirit which has contributed to the success of XL. We will continue to operate according to best practices. Mike Esposito, our Chairman since 1994, has always been an advocate of strong corporate governance and has taken the lead to maintain our best practices – see his letter addressing the subject on page 29 of this annual report.

I would also like to mention the retirement of Sir Brian Corby and the resignation of Michael Butt from our


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35
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XL CAPITAL LTD **BUSINESS MIX**
(based on Net Premiums Earned)

Financial Products & Services	1%
Accident & Health	2%
Other	9%
Marine, Energy, Aviation & Satellite	12%
Life	17%
Property	23%
Casualty	36%
	100%

Executive Management Board



Brian M. O'Hara 3
President and Chief Executive Officer

Michael P. Esposito, Jr 4
Chairman

Nicholas M. Brown, Jr 9
Executive Vice President
and Chief Executive
of Insurance Operations

Jerry M. de St. Paer 8
Executive Vice President
Chief Financial Officer
and Assistant Secretary

Paul S. Giordano 10
Executive Vice President,
General Counsel and Secretary

Christopher V. Greetham 6
Executive Vice President
and Chief Investment Officer

Fiona E. Luck 7
Executive Vice President,
Group Operations
and Assistant Secretary

Robert R. Lusardi 2
Executive Vice President
and Chief Executive of
Financial Products and Services

Henry C. V. Keeling 5
Executive Vice President
and Chief Executive
of Reinsurance Operations

Willi Suter 1
Executive Vice President,
International Strategic
Development

Clive R. Tobin 11
Executive Vice President
and Chief Executive Officer
XL Insurance Global Risk

Board. Sir Brian has been instrumental in the development of our U.K. based operations and I am pleased that he will continue to serve on our subsidiary boards in the U.K. Michael Butt has served both as a director and as a member of our executive management board since our acquisition of Mid Ocean Ltd in 1999. Michael has assumed the chairmanship of a Bermuda-based insurer and remains extremely active in our industry.

I am confident we will maintain profitable growth in 2003 through the continuation of the hard market conditions we experienced in 2002. A firm foundation for my optimistic outlook is our ability to grow while maintaining underwriting discipline. In addition, our abundant resources of capital and people, exemplified by our ever-growing expertise in development of market opportunities, provide the fundamental strength necessary for continued success.

Finally, and recognized by XL's management as an overriding responsibility, our commitment to best practices in transparency and accountability, such as our decision to expense stock options in 2003, along with best practices in underwriting, risk management and financial capital management should continue to distinguish XL Capital in 2003 and beyond. I believe our best days are with us now and will continue well into the future.


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25
20
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0

XL CAPITAL LTD **INVESTMENT MIX**

Asset Backed	4%
Non-U.S. Other	10%
U.S. Government	12%
Non-U.S. Government	13%
U.S. Corporate	18%
Cash & Equivalents	20%
Mortgage Backed	23%
	100%



Brian M. O'Hara
President and Chief Executive Officer


Erasing the line between can and can't,
between ability and inability.
This is the fuel for uncommon success.



UNCOMMON SUCCESS FOR INVESTORS AND CUSTOMERS.

A TURNING POINT IN THE PROPERTY-CASUALTY INDUSTRY HAS BEEN REACHED. WE UNDERSTAND THIS. AND OUR EXCEPTIONAL FINANCIAL STRENGTH, SUPERIOR SECURITY, CLAIMS-PAYING COMMITMENT, AND OUTSTANDING PROFESSIONALS ENABLE US TO IDENTIFY AND TO ACT ON OPPORTUNITIES. BY ERASING THE LINE BETWEEN CAN AND CAN'T, XL IS ABLE TO CAPITALIZE ON CURRENT MARKET OPPORTUNITIES.

Nicholas M. Brown, Jr. Executive Vice President and Chief Executive of Insurance Operations

THIS REPORT should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and the Notes thereto which are presented on pages F1 through F116 of this Annual Report.

The Company is organized into three underwriting segments – Insurance, Reinsurance and Financial Products and Services – in addition to a corporate segment that includes investment and financing operations.

INSURANCE OPERATIONS

The insurance segment's operations, led by Nick Brown, encompass the Company's property and casualty insurance business throughout the world. Branded as XL Insurance, the insurance segment offers specialty commercial property and casualty insurance products to a worldwide customer base through operations primarily in Europe, North America and Bermuda. The insurance segment's vision is to be the market leader in its selected specialty commercial insurance markets.

The business strategy of XL Insurance focuses on niche markets with core underwriting strengths in specialty lines, particularly for large, corporate customers. Globally, the insurance business is aligned on product expertise. The global product practices, which carry the XL brand, include Global Risk (property and casualty insurance for large multi-national corporations), Professional Liability (D&O and E&O), Aerospace, Environmental, London Market (marine and offshore energy, fine art and specie, equine and political risk), Programs and Surety. Each global practice group strives to approach their market with underwriting discipline, capacity and innovation, building on the foundation of XL's financial strength and quality reputation.


"... favorable market conditions, coupled with XL's expertise and focused underwriting, have resulted in attaining a strong position in our targeted markets... "

Following a long period of soft pricing and broad policy terms in the market, contract terms and conditions tightened considerably in 2002, with increased pricing achieved in all lines of business. These favorable market conditions, coupled with XL's expertise and focused underwriting, have resulted in attaining a strong position in our targeted markets over the last several years and excellent overall financial performance for the insurance segment in 2002.

Net premiums earned grew 67% to $2.8 billion in 2002 from $1.7 billion in 2001, reflecting the inclusion of the former Winterthur International operations, the impact of higher rates, increased net retentions, and new business written in 2002. The combined ratio for insurance operations was 92.9% in 2002, compared with 117.9% in 2001. (Excluding the effects of the losses of September 11th, the insurance segment's combined ratio for 2002 would have been 90.3% compared to 98.2% in 2001.) The 2002 combined ratio reflects significant price increases across all lines, a substantial prior year net reserve release in the fourth quarter of 2002, business mix changes, a strong year for property and professional lines, and a relative lack of large losses across all lines.

Operational and strategic highlights from the major insurance businesses

A major achievement for 2002 was the integration of the former Winterthur International operations, acquired in July 2001. This involved organizational restructuring, integration of financial and underwriting policies and a complete re-underwriting of the acquired book of business. The Global Risk operation, which focuses on

Fortune 1000 accounts, encompasses the former Winterthur International business as well as our original global risk management business in Bermuda, Dublin and the U.S. It is now branded as XL Insurance Global Risk, and is headquartered in Europe.

In London, following the acquisition of 100% of the underwriting capacity of our Lloyd's operations, they were merged into one syndicate, under the leadership of Nick Metcalf. Nick assumed responsibility for certain core global product practices – Marine and Offshore Energy, Fine Art and Specie, Equine, and Political Risk.

Our insurance segment's aviation and satellite businesses are led by Chuck Rudd. Both aerospace operations have been able to capitalize on market opportunities, particularly in major airline risks. XL is now a major underwriter of both general aviation and trunk lines, in North America and internationally, and is a leader in satellite insurance coverage.

XL's environmental operation is one of the largest providers of environmental liability insurance in the U.S. XL Environmental is positioned to grow internationally, especially in Europe, leveraging our expanded presence through XL Global Risk.

Our professional liability group has unified its European platform and operates now from the U.S. and European centers, with separate operations in Bermuda. Our directors and officers liability insurance line is a leader in targeted markets in the U.S., through a disciplined underwriting approach, and careful risk selection coupled with high quality available capacity.

Our nascent surety operation is positioned to take advantage of market opportunities created by a changing competitive landscape in the U.S. surety markets.

After careful evaluation, the insurance segment also exited several lines of business, primarily accident & health and certain workers compensation programs, which did not meet the Company's performance targets or strategic goals.

Key executive appointments made during the past year were:

- Clive Tobin assumed leadership of XL Insurance Global Risk operations in February 2002, succeeding Willi Suter who was appointed Executive Vice President of XL Capital Ltd, with responsibility for international strategic development. Willi was largely responsible for building the former Winterthur International into a worldwide presence. Clive was formerly head of XL's Bermuda-based Global Risk operation and has moved to Switzerland for this new role.


"A major achievement for 2002 was the integration of the former Winterthur International operations . . . and a complete re-underwriting of the acquired book of business."

- Bill Kronenberg, founder and CEO of ECS, Inc. (now XL Environmental Inc.), retired in 2002. XL is fortunate to have Rich Banas as his successor. Rich now oversees environmental, programs and surety operations.
- Lee Bennett was appointed to the position of Executive Vice President of Operations for the insurance segment, replacing Rich Banas.

All of the Company's underwriting groups have access to XL Insurance's expanded global platforms. XL Insurance is well positioned for lasting success, with continuing focus on our core areas of expertise and a positive climate in the insurance market.

FOCUSED LEADERSHIP. MOTIVATED TALENT.

XL'S STRONG LEADERSHIP ENABLES IT TO RANK AMONG THE WORLD'S PREFERRED PROVIDERS OF INSURANCE AND REINSURANCE COVERAGE. FOCUSED UNDERWRITING, AND EXPERTISE IN KEY INTERNATIONAL CENTERS, PAIRED WITH THE UNPARALLELED SKILLS OF OUR TALENTED EMPLOYEES, HAVE ENABLED US TO BECOME LEADERS IN A TRULY GLOBAL ENTERPRISE.



Henry C. V. Keeling Executive Vice President and Chief Executive of Reinsurance Operations


LEADERSHIP IT'S ABOUT MOTIVATING TALENTED,
DRIVEN PEOPLE TO APPLY EXCEPTIONAL
DISCIPLINE IN A CHALLENGING INDUSTRY.

Reinsurance Operations

THE REINSURANCE OPERATIONS, branded as XL Re, are organized on a geographic basis, reflecting the locations of the insurance and reinsurance companies that purchase property, casualty and life reinsurance coverage from the Company. Led by Henry Keeling, XL Re operates in six major underwriting centers and employs over 500 people in 23 offices in 13 countries.

XL Re's vision is to ensure its position among the world's top reinsurers, to be the reinsurer of choice in its selected markets and to achieve the highest return on revenue from among the top-ranked global reinsurers.

For the year ended December 31st 2002, XL's reinsurance segment had net premiums earned from general and life operations of $3.0 billion compared to $1.7 billion for the same period in 2001, including $980.4 million and $695.6 million in life reinsurance premiums in 2002 and 2001, respectively. The combined ratio significantly decreased from 175.6% in 2001 to 102.6% in 2002, primarily reflecting a significantly improved loss ratio, though the fourth quarter was again impacted by adverse loss development on the U.S. Casualty book. (Excluding the impact of the September 11th losses, and the adverse loss development during 2002 and 2001, the combined ratio would have been 86.1% and 103.1%, respectively.)

"XL Re's vision is to ensure its position among the world's top reinsurers, to be the reinsurer of choice in its selected markets and to achieve the highest return on revenue from among the top-ranked global reinsurers."

The year 2002 was a defining year for the reinsurance segment. In a continued effort to streamline and to integrate the business units comprising the segment, a number of management changes were made and milestones achieved. The segment's Chief Executive, Henry Keeling, relocated to London from Bermuda to concentrate on the overall strategic operations of XL Re.

Bermuda:

Jamie Veghte was appointed President, Chief Operating Officer and Chief Underwriting Officer of XL Re Ltd and relocated to Bermuda from London. Jamie is a highly experienced underwriter whose appointment marks the completion of XL's longer-term objective to install operating heads in each of the principal reinsurance units. Bob Nason was appointed as Group and Underwriting Officer for XL Re. Bob's key responsibilities include coordinating underwriting policy and practice within the group, spearheading global underwriting and premium audit activities, evaluating new products and services and developing marketing strategies for the reinsurance segment.

London:

David Watson was promoted to General Manager of XL Re Ltd's London branch. With David and his team in place, XL Re is positioned as one of the top casualty reinsurers in the London market, and continues to be a lead player in its other London practices, particularly Marine and Aviation Excess of Loss.

North America:

The XL Re brand is already very well recognized, particularly in North America. XL Reinsurance America Inc. (XLRA), led by President and Chief Underwriting Officer Fred Madsen, was rated in an independent survey as one of the top broker market reinsurers in the U.S. The Company continues to refine the XLRA portfolio, which makes up approximately 50% of our overall reinsurance business, to achieve rate and term improvements, and to benefit from the concurrent flight to quality by clients. John Welch was appointed Strategic Business Planning Officer and has primary responsibility to develop the reinsurance segment's strategic plan and focus, which includes consideration of industry environment, competitors, markets, regulations and society.

Europe:

As of January 1, 2002 XL acquired majority ownership (67%) of Le Mans Ré from Mutuelles du Mans Assurances (MMA) and agreed to the price of the remaining interest, enabling us to consolidate 100% of their results. This majority control has given the reinsurance segment an increased presence in the European reinsurance market. With its good client connections and mature book of business, Le Mans Ré has become the primary vehicle for the expansion of XL Re's position in continental Europe. Charles Werner Skrzynski, formerly Chairman of the company, accepted the position of Chief Executive Officer of Le Mans Ré. Charles is an experienced executive who has a long relationship with Le Mans Ré and the European insurance and reinsurance market. Le Mans Ré's professional resources, energy, and expert management are key to implementing our strategy in this important market.

Latin America:

XL Re Latin America, headed by President and Chief Underwriting Officer Keith Shroyer, is well established in Latin America with five offices throughout the region. It is the largest international reinsurer in Brazil. During 2002, Le Mans Ré's Latin American business, written out of Miami, was transferred to XL Re Latin America.

Asia Pacific:

In an effort to further streamline operations, the Singapore offices of Le Mans Ré and XL Re have been merged into a single branch. The combined operation writes all classes of treaty and property facultative business. This combination creates a regional hub for the development of XL's reinsurance business in Asia and Australia. Scott Ryrie has been appointed General Manager of the Singapore and Sydney branches of XL Re Ltd.

XL Re has also focused on growing its non-correlated areas of business, notably the life operations led by Bob Douglas, Chief Executive of XL Life Ltd, who is based in Bermuda. Typically characterized by large reinsurance contracts, which include annuity and life insurance portfolio transfers, the life reinsurance business has grown significantly over the past few years. This business is large, complex in nature and requires analysis and negotiation over an extended timeframe. However, the contracts have long development patterns, whereby the earnings emerge over a period of years.

Pricing and terms during 2002 continued to improve for property and casualty reinsurance. The January 2003 renewal season reflected a healthy market with casualty and specialty lines continuing to increase faster than the property lines, which appear to have stabilized at adequate rate levels, thus reversing the trend of the last several years. Barring unforeseen events, our solid financial standing allows XL Re to provide clients with quality reinsurance products, which should bode well for future performance.


"Pricing and terms during 2002 continued to improve for property and casualty reinsurance. The January 2003 renewal season reflected a healthy market..."

ACHIEVEMENT IS WHERE FINANCIAL SECURITY, EXPERTISE AND FUNDAMENTAL STRENGTH CONVERGE ON THE ROAD TO SUCCESS.


XL



Fundamental Strength – Capital and People

XL has reached a seminal point in its development. The opportunities we have are unprecedented. Not only has our fundamental strength allowed us to deliver sophisticated products to global markets, it has earned us the trust and respect of our customers – it distinguishes us and is integral to our success.



Robert R. Lusardi Executive Vice President and Chief Executive of Financial Products and Services Operations

Financial Products and Services Operations



THE FINANCIAL PRODUCTS AND SERVICES segment (XL Financial), led by Robert Lusardi, comprises financial guarantee insurance and reinsurance, weather and energy risk management, and institutional life products. XL Financial's goal is to provide a diversified stream of earnings not correlated to XL's property and casualty businesses to offer solutions to clients' risk management needs.

XL Financial's net earned premiums for the year increased 198% to $110.4 million from last year's $37.1 million. The financial guarantee insurance and reinsurance operations accounted for the majority of this growth. Included in the premium growth are $42.6 million of premiums from the new institutional life insurance contracts written in 2002.

Financial Guarantee

The financial guarantee segment consists of two triple-A rated monoline financial guarantee companies. XL Capital Assurance Inc. (XLCA), headquartered in New York, serves the primary market. Headed by David Stevens, President and Chief Operating Officer, XLCA also has offices in San Francisco, Los Angeles, Pasadena, London, Madrid, and Singapore. XL Financial Assurance Ltd (XLFA), located in Bermuda and headed by Jim McNichols, Executive Vice President and Chief Operating Officer, provides reinsurance to financial guarantors, including XLCA. XLCA and XLFA each have triple-A ratings from Moody's Investors Service, Standard & Poor's Ratings Services, and Fitch Ratings.

XLCA provides unconditional and irrevocable guarantees, for bond issuers, of the payment of principal and interest payments. Each transaction is underwritten and structured to withstand depression-era stress scenarios. Expert teams conduct surveillance throughout the life of insured transactions, and provide remediation if warranted.



"XLCA and XLFA each have triple-A ratings from Moody's Investors Service, Standard & Poor's Ratings Services, and Fitch Ratings."

To mitigate exposure to event risk, XLCA generally avoids U.S. hospital credits, commercial real estate, residual value insurance, single corporate risk or single risk credit default swaps. Due to the early start-up nature of this business, XL has initially established reserves at 25% of earned premiums, more than twice the financial guarantee industry's historical average for net incurred losses.

The collateralized debt obligation and credit derivative markets underperformed in 2002, particularly those securities issued in 1999 and prior years. XL, as a relatively new entrant to this business, has typically insured only the most senior tranches of these securities.

XL Weather & Energy

Formerly known as Element Re Capital Products Inc., XL Weather & Energy (XLWE) is under the leadership of Jeffrey Bortniker, CEO and Lynda Clemmons, President and COO. XLWE has seen increased interest from utilities and other energy end users seeking temperature-related weather risk management protection. This business, originally focused on North American risks, grew internationally in 2002 with approximately 20% of its transactions now being executed in respect of weather in Europe, Australia and Japan. Throughout the year, XLWE has continued to enhance its risk control, hedging and trading systems and has laid the foundation for its next generation of products.

XL Life and Annuity

In 2002 XL Life Insurance and Annuity Company (XLLA) completed the build out of its licensed platforms in 45 U.S. states. Capital allocation and risk management processes have been developed for the Company's institutional life insurance business. The first contract was issued in September. Strategic relationships have been forged in the business owned life insurance area and XLLA works with XLCA on credit enhancement for certain closed blocks of life business.

INVESTMENT ACTIVITIES

The Company conducts its investment strategy, under the direction of Chris Greetham, Chief Investment Officer, by appointing external investment professionals to manage the Company's asset portfolios and by taking ownership stakes in alternative investment managers. This strategy provides access to superior investment management capabilities and should allow the Company to maximize, over time, risk-adjusted value from the assets held.

XL Capital's total investment portfolio exceeded $18 billion at the end of 2002. Net investment income in 2002 for general and life operations was $734.5 million, including $91.5 million from life operations, compared with $610.5 million in 2001. There was no investment income from life insurance operations in 2001.

XL Capital Investment Partners, Inc.

One of the Company's strategic objectives is to build its presence in the asset management sector. XL Capital Investment Partners, Inc. (XLCIP) coordinates this strategic partnership program. Its mandate is to build a portfolio of minority stakes in management companies of top tier managers and seek synergies for the rest of XL's businesses. XLCIP consists of an eight-member team headed by Sarah Street, CEO. XLCIP is an integrated component of the XL investment team.

Historically, XL has relied exclusively on third-party asset managers to invest its assets. The substantial increase in the Company's portfolio – driven by organic growth, acquisition activity and new business initiatives – presents an opportunity not only to access the best investment talent, but also to participate strategically in the businesses that these investment professionals are building.

The Company seeks to align itself with strong and proven knowledge across the capital markets and believes that preferred access to a pool of diversified talent and knowledge will help XL achieve the Company's broader financial objectives.

XL continues to see a trend of high-quality investment expertise migrating from large traditional managers to set up their own firms, often reflecting the principals' desire to operate within an entrepreneurial environment. Our strategy of using third-party asset managers to invest the Company's assets allows XL Capital to capitalize on this trend through the allocation of portfolio assets to smaller, more specialized managers.

Combined with such allocations, the Company builds partnerships with alternative investment managers, which typically includes taking a minority equity position in them. As a business partner and part owner of these businesses, XL is not only assured investment capacity with these talented managers, but also access to the intellectual capital of the principals.

In addition, by owning stakes in these firms, XL is enhancing its investment management capabilities and embracing opportunities to participate in what should be considerable growth within the managers' specialized franchises.

At December 31, 2002, XL had $1.3 billion of assets managed by affiliated investment management firms.

The Company continues to seek opportunities to expand its strategic partnership program and believes that the firms that it aligns itself with are poised for significant future growth in assets.



Jørn Kristensen
XLIGR/Far East
Regional Manager

"XL is an entrepreneurial, financially strong organization that has the ability to respond quickly to a rapidly changing environment."

Ronaldo Dias Gomes
XL Re/Latin America
Underwriting

"XL values its employees and the expertise they bring to their clients and fellow colleagues."

Dawn Walsh
XLLM
Secretary/Compliance

"Ethical standards and good corporate governance are part of the value we bring to our clients."







Richard Leone
XLIGR/Switzerland
Administration

"Unlike other insurance companies, XL lives customer service. And it has the ability to understand global programs and to deliver superior, efficient products and services."

Susan Newman
XL Capital
Corporate Finance

"Our work in the finance area is both interesting and challenging. We have great teams across the whole Company who help ensure that tasks get completed on time and to the highest possible standards."





Donna Watson
XL Capital
Project Management

"As a company we are always one step ahead. I attribute this to strong leadership from the executive and a shared vision."



Tim Jones
XLIGR/Australia
Underwriting/Property

"What makes XL stand out is its collective commitment to all of its stakeholders: shareholders, employees, and clients."



Thomas Stamm
XLIGR/Switzerland
Underwriting/Casualty

"XL is truly a global company. With a wide array of products and services, its strong brand stands for financial strength and integrity."

Jennifer Johnson
XLIGR
Accounting

"When we talk about providing value to clients we mean it. My clients are mainly internal but I try to bring the same values as those who work with the external clients – honesty, integrity, respect, and teamwork."



Sharon Bailie
XL Capital
Program
Management

"At XL, we pride ourselves on the ability to recognize that change needs to happen before it must happen."





Claus Bache
XLIGR/Denmark
Country Operations

"Simply put, we're about stability in a constantly changing world."



Tim Farrell
XL Environmental
Regional Marketing

"What makes XL a company that employees want to work for is its dedication to doing business the right way."

Anne Vettorazzo
Le Mans Ré
Communications
and Marketing

"XL is a company you can rely on for excellence, professionalism, and financial soundness."



David Wright
XLLM
Underwriting/Political
Risk

"At XL we are committed to our clients. This is reflected everyday in our underwriting expertise, breadth of vision, integrity and service orientation."





Davina Dickinson
XL Re
Administration

"As good as we are, our leadership is determined to see us do better and to motivate us to reach higher goals. To be the best means that a company's leaders have to believe the goal is achievable. Ours do and I take pride and comfort in this."



Monika Wesson
XLIGR/Austria
Accounting

"One of the company's strengths is its corporate culture and its core values that are the drivers to becoming one great company without borders."



Anders Ekelund
XLIGR/UK
Underwriting/Casualty

"What makes XL stand out is its combination of financial strength, talent and global reach."

Legend:
XLIGR *XL Insurance Global Risk*
XLLM *XL London Market*

At a Glance

Segment	Key Executives	Key Operations
XL INSURANCE	**Nicholas M. Brown, Jr.** EVP / Chief Executive, Insurance Operations **Clive R. Tobin** EVP	Insurance coverages underwritten by member companies of the XL Capital group include: XL Specialty Insurance Company; XL Insurance Company of New York, Inc.; Greenwich Insurance Company; Indian Harbor Insurance Company; XL Insurance America; XL Select Insurance Company Ltd; XL Insurance Company Ltd; XL International Insurance Switzerland; XL Europe Ltd; XL Insurance (Bermuda) Ltd; and at Lloyd's (XL London Market); and Sovereign Risk Insurance Ltd (60% OWNED). Specialty Underwriting Divisions include: Aerospace, Environmental, Equine, Global Energy, Global Risk, Marine & Offshore Energy, Political Risk, Professional, Property & Surety.
XL REINSURANCE	**Henry C.V. Keeling** EVP / Chief Executive, Reinsurance Operations	XL Re Ltd XL Reinsurance America, Inc. XL Re Latin America Ltd Le Mans Re
XL FINANCIAL	**Robert R. Lusardi** EVP / Chief Executive Financial Products and Services	XL Capital Assurance Inc. XL Financial Assurance Ltd XL Life Insurance and Annuity Company XL Weather & Energy
		XL Financial Solutions Ltd
CORPORATE	**Fiona E. Luck** EVP / Group Operations	Group Operations, Human Resources, Information Technology and Real Estate
	Jerry M. de St Paer EVP / Chief Financial Officer	Finance / Treasury
	Christopher V. Greetham EVP / Chief Investment Officer	XL Investments XL Capital Investment Partners, Inc.
	Paul S. Giordano EVP / General Counsel and Secretary	Legal
	Willi Suter EVP / International Strategic Development	International Strategic Development

	Business Description	Financial Highlights December 2002 *(in millions)*	Ratings
	The insurance operations encompass the Company's property and casualty insurance business throughout the world. Branded as XL Insurance, the segment offers specialty commercial property and casualty insurance products, primarily in Europe, North America and Bermuda.	Net Premiums Earned $2,832 Underwriting Profit 294 Loss Ratio 62.6% Expense Ratio 30.3% Combined Ratio 92.9%	Most of the Insurance segment's companies have one or more of the following ratings: S&P AA Moody's Aa2 Fitch AA A.M. Best A+
	XL Re is organized on a geographic basis, reflecting the locations of the insurance and reinsurance companies that purchase property, casualty and life reinsurance coverage from the Company.	Net Premiums Earned $3,047 Underwriting Profit 6 Loss Ratio 75.3% Expense Ratio 27.3% Combined Ratio 102.6%	**XL Re:** S&P AA Moody's Aa2 Fitch AA A.M. Best A+ **Le Mans Ré** (67% OWNED): S&P A+
	The Financial Products and Services segment comprises financial guarantee insurance and reinsurance, weather and energy risk management and institutional life products.	Net Premiums Earned $110 Underwriting Profit 6	**XLCA & XLFA** S&P AAA Moody's Aaa Fitch AAA A.M. Best A+
	The Company's alternative risk transfer business utilizes the combined resources of XL's Insurance, Reinsurance and Financial Products and Services segments.		
	Global operations and human resources Finance and treasury operations, and corporate reporting Investment strategy and management, and ownership stakes in investment managers Legal counsel International strategic development	**Consolidated** Net Premium Earned $5,990 Net Investment Income 735 Net Income 396 Total Investments $17,956 Total Assets 35,647 Total Liabilities 29,079 Total Shareholders' Equity* 6,570 *Available to ordinary shareholders	Debt Securities issued by the Company have one or more of the following ratings: S&P A+ Moody's A1 Fitch A+

FINANCIALS

SELECTED FINANCIAL DATA

The selected consolidated financial data below is based upon the Company's fiscal year end of December 31. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto presented on pages F1-F116 in this Annual Report.

	2002 (1)	2001 (1)	2000	1999 (2)	1998 (2)
	(U.S. dollars in thousands, except share and per share amounts and ratios)				
Income Statement Data:					
Net premiums earned—general operations	$ 4,966,818	$2,767,533	$ 2,035,240	$1,750,006	$ 1,324,291
Net premiums earned—life operations	1,022,992	695,595	—	—	—
Net investment income	734,535	610,528	580,946	525,318	417,290
Net realized (losses) gains on investments	(214,160)	(93,237)	45,090	66,800	212,910
Net realized and unrealized (losses) gains on derivative instruments	(51,761)	11,768	21,405	27,566	(1,706)
Equity in net income of investment affiliates	64,662	80,580	70,032	43,865	811
Fee income and other	54,963	18,247	(1,131)	100,400	22,325
Net losses and loss expenses incurred—general operations	3,327,315	2,905,231	1,432,559	1,304,304	841,517
Claims and policy benefits—life operations	1,069,456	698,675	—	—	—
Acquisition costs, operating expenses and exchange gains and losses	1,549,440	1,073,903	743,067	689,005	436,598
Interest expense	168,086	113,272	70,593	37,378	33,444
Amortization of intangible assets	6,187	58,569	58,597	49,141	26,881
Income (loss) before minority interests, equity in net income of insurance and operating affiliates and income tax expense	457,565	(758,636)	446,766	434,117	637,481
Preference share dividends	9,620	—	—	—	—
Net income (loss) available to ordinary shareholders	395,951	(576,135)	506,352	470,509	656,330
Per Share Data:					
Net income (loss) per ordinary share—basic (3)	$ 2.92	$ (4.55)	$ 4.07	$ 3.69	$ 5.86
Net income (loss) per ordinary share—diluted (3)	$ 2.88	$ (4.55)	$ 4.03	$ 3.62	$ 5.68
Weighted average ordinary shares Outstanding—diluted (3)	137,388	126,676	125,697	130,304	116,206
Cash dividends per ordinary share (4)	$ 1.88	$ 1.84	$ 1.80	$ 1.76	$ 1.64

See Notes on next page.



	2002 (1)	2001 (1)	2000	1999 (2)	1998 (2)
	(U.S. dollars in thousands, except per share amounts and ratios)				
Balance Sheet Data:					
Total investments available for sale	$ 16,059,733	$ 12,429,845	$ 9,501,548	$ 9,122,591	$ 9,057,892
Cash and cash equivalents	3,557,815	1,863,861	930,469	557,749	480,874
Investments in affiliates	1,750,005	1,037,344	792,723	479,911	154,668
Unpaid losses and loss expenses recoverable	5,012,655	4,633,693	1,339,767	831,864	593,960
Premiums receivable	3,592,713	2,182,348	1,119,723	1,126,397	904,203
Total assets	35,647,369	27,963,016	16,941,952	15,090,912	13,581,140
Unpaid losses and loss expenses	13,202,736	11,806,745	5,667,833	5,369,402	4,896,643
Unearned premiums	4,028,299	2,636,428	1,741,393	1,497,376	1,337,277
Notes payable and debt	1,877,957	1,604,877	450,032	410,726	613,873
Shareholders' equity	6,569,589	5,437,184	5,573,668	5,577,078	5,612,603
Book value per ordinary share	$ 44.48	$ 40.35	$ 44.58	$ 43.64	$ 43.59
Fully diluted book value per ordinary share (5)	$ 44.48	$ 40.35	$ 44.58	$ 43.13	$ 43.20
Operating Ratios:					
Loss and loss expense ratio (6)	68.0%	105.8%	70.9%	75.1%	63.5%
Underwriting expense ratio (7)	29.0%	33.9%	35.3%	33.6%	30.3%
Combined ratio (8)	97.0%	139.7%	106.2%	108.7%	93.8%

(1) Results for all periods subsequent to July 1, 2001 include the results of Winterthur International, which was acquired with effect from this date. The results also include the consolidation of Le Mans Ré, which is accounted for as a subsidiary with effect from January 1, 2002. In the years ended December 31, 2001, 2000 and 1999, the Company's share of net income of Le Mans Ré was included in equity in net income of insurance and operating affiliates. The Company's net income for the years ended December 31, 2002 and 2001 was reduced significantly by the September 11 event. See Note 4 to the Consolidated Financial Statements. The effect of all of these items should be considered when making period to period comparisons of the Company's results of operations and financial condition and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion and analysis.

(2) Information includes the results of NAC as though it had always been a part of the Company.

(3) Net income per ordinary share is based on the basic and diluted weighted average number of ordinary shares and ordinary share equivalents outstanding for each period. Net loss per ordinary share is based on the basic weighted average number of ordinary shares outstanding.

(4) Cash dividends per ordinary share for 1999 and prior years have not been adjusted for the pooling effect of NAC.

(5) Fully diluted book value per ordinary share is a non-GAAP measure. It is calculated by adding to Shareholders' equity the exercise proceeds of all vested "in the money" Company stock options and dividing the balance by the sum of total Class A ordinary shares outstanding and total vested "in the money" stock options.

(6) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by the net premiums earned for general insurance and reinsurance operations.

(7) The underwriting expense ratio is the sum of acquisition expenses and operating expenses for general insurance and reinsurance operations divided by net premiums earned for general insurance and reinsurance operations. See Note 3 to the Consolidated Financial Statements for further information.

(8) The combined ratio is the sum of the loss and loss expense ratio and the underwriting expense ratio. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

(9) Certain reclassifications to prior period information have been made to conform to current year presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is a discussion of the Company's financial condition and results of operations. Certain aspects of the Company's business have loss experience characterized as low frequency and high severity. This may result in volatility in both the Company's results of operations and financial condition.

The Company's results for all periods subsequent to July 1, 2001 include the results of Winterthur International. See "Critical Accounting Policies" and Note 6 (c) to the Consolidated Financial Statements for futher information.

The Company's results for 2002 and 2001 also include the effects of terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, the "September 11 event"). This should be considered when making period to period comparisons. See Note 4 to the Consolidated Financial Statements for further information.

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward looking-statements. These statements are based upon current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements, and therefore undue reliance should not be placed on them. See "—Cautionary Note Regarding Forward-Looking Statements" for a list of additional factors that could cause actual results to differ materially from those contained in any forward-looking statement.

This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto presented on pages F1-F116 in this Annual Report.

Critical Accounting Policies

The following are considered to be the Company's critical accounting policies and estimates due to the judgments and uncertainties affecting the application of these policies and/or the likelihood that materially different amounts would be reported under different conditions or using different assumptions. If actual events differ significantly from the underlying assumptions or estimates applied for any or all of the accounting policies (either individually or in the aggregate), there could be a material adverse effect on the Company's results of operations and financial condition and liquidity. These critical accounting policies have been discussed by management with the Company's Audit Committee of the Board of Directors.

Other significant accounting policies are nevertheless important to an understanding of the Company's Consolidated Financial Statements. Policies such as those related to revenue recognition, financial instruments and consolidation require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See Note 2 to the Consolidated Financial Statements.

1) Unpaid Losses and Loss Expenses and Unpaid Loss and Loss Expenses Recoverable

Unpaid losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported ("IBNR"). The reserve for unpaid reported losses and loss expenses for the Company's general operations is established by management based on amounts reported from insureds or ceding companies and consultation with legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company.

The method of establishing case reserves for reported claims differs among the Company's operations.


F3

With respect to the Company's insurance operations, the Company is notified of insured losses and claims personnel record a case reserve for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process. In the Company's Lloyd's operations within the insurance segment, where the Company is not a lead underwriter, claim reserves are established based upon notifications from a central market bureau.

With respect to the Company's reinsurance general operations, case reserves for reported claims are generally established based on reports received from ceding companies.

With respect to the Company's financial products and services general operations, financial guaranty claims written on an insurance basis are established consistent with the Company's insurance operations and financial guaranty claims written on a reinsurance basis are established consistent with the Company's reinsurance operations.

At December 31, 2002, the Company's total gross reserves for unpaid losses and loss expenses was $13.2 billion, of which $7.7 billion related to reserves for reported claims and $5.5 billion for IBNR reserves. Most of the Company's IBNR loss reserves are established with respect to its insurance and reinsurance casualty business. Casualty business generally has a longer tail (meaning a longer period of time between receipt of the premium and the ultimate settlement of the claim) than the Company's other lines of business. IBNR reserves are calculated by the Company's actuaries using several standard actuarial methodologies including paid and incurred loss development, the Bornhuetter-Ferguson incurred loss method and frequency and severity approaches.

Loss and loss expenses are charged to income as they are incurred. This includes loss and loss expense payments and any changes in reported and IBNR reserves. During the loss settlement period, additional facts regarding claims are reported. As these additional facts are reported, it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates.

Claims relating to property catastrophe and property risk excess treaties are generally reported within approximately twenty-four months from the date of occurrence.

The Company's net unpaid loss and loss expense reserves broken down by operating segment at December 31, 2002 was as follows:

(U.S. dollars in millions)

Insurance	$	4,771
Reinsurance		3,588
Financial products and services		36
Net unpaid loss and loss expense reserves	$	8,395



The following table shows the net unpaid loss and loss expense reserves for the Company at December 31, 2002 by line of business:

(U.S. dollars in millions)

Casualty insurance	$3,169
Casualty reinsurance	1,611
Property insurance	903
Property catastrophe reinsurance	257
Other property reinsurance	658
Marine and aviation reinsurance and insurance	996
Other (1)	801
Total	$8,395

(1) Consists of several products, including accident and health, financial guarantee, political risk, surety and bonding.

The total net unpaid loss and loss expense reserves includes both reported and IBNR reserves. IBNR reserves are calculated by the Company's actuaries using standard actuarial methodologies as discussed above. The outcomes of the Company's actuarial reviews, consistent with historical practice, will either provide (i) a single point estimate that is management's best estimate or (ii) a range of reserve estimates. The Company considers a 'best estimate' to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. For the majority of the Company's actuarial reviews, a single point reserve representing management's best estimate is recorded. The Company's actuaries utilize one set of assumptions in determining its single point estimate. These assumptions include loss development factors, loss ratios, reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuary's judgment based on historical data and experience. In all other instances, a range of reserve estimates is calculated. At December 31, 2002, in those instances in which a range was calculated, the Company's loss reserve estimates were at the mid-point of those ranges.

The following table shows the recorded estimate and the high and low ends of the range of reserves for each of the lines of business noted above for which a range of estimates was provided at December 31, 2002, as well as the recorded estimate of reserves for those lines of business for which a point estimate was established:

(U.S. dollars in millions)

	Recorded	High	Low
Casualty insurance	$ 1,125	$ 1,223	$ 1,027
Property insurance	140	150	130
Property catastrophe reinsurance	218	235	201
Other property reinsurance	234	254	214
Marine and aviation reinsurance and insurance	110	121	99
Other	216	256	176
Total utilizing range estimates	$ 2,043		
Lines utilizing single point estimates	$ 6,352		
Total	$ 8,395		


F5

As at December 31, 2002, the Company's total net unpaid loss and loss expense reserve was the sum of the single point estimates and the mid-point of the range for those lines in which a range was provided. The Company does not have a range for its total net unpaid loss and loss expense reserves. Moreover, it would not be appropriate to add the ranges for each line of business to obtain a range around the Company's total reserves because this would not reflect the diversification effects across the Company's various lines of business. The diversification effects result from the fact that losses across the Company's different lines of business are not completely correlated.

Certain aspects of the Company's casualty operations complicate the actuarial process for establishing reserves. Casualty business written by the Company's insurance operations is high layer excess casualty business, meaning that the Company's liability is after large deductibles including self insurance or insurance from sources other than the Company. The Company commenced writing this type of business in 1986 and issued policies in forms that were different from traditional policies used by the industry at that time. Initially, there was a lack of industry data available for this type of business. Consequently, the basis for establishing loss reserves by the Company for this type of business was largely judgmental and based upon the Company's own reported loss experience which was used as basis for determining ultimate losses, and therefore IBNR reserves. Over time, the amount of available historical loss experience data of the Company has increased. As a result, the Company has obtained a larger statistical base to assist in establishing reserves for these excess casualty insurance claims.

Reinsurance operations by their nature add further complications to the reserving process in that there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. This period can be as long as thirty years for casualty reinsurance business written. As a result, more judgment is used to establish reserves for ultimate claims in the Company's reinsurance operations.

See further discussion within the Company's operating segments for prior year development of loss reserves.

The Company's three types of reserve exposure with the longest tails are:

(1) high layer excess casualty insurance;

(2) casualty reinsurance; and

(3) discontinued asbestos and long-tail environmental business.

High layer excess casualty claims typically involve claims relating to (i) a "shock loss" such as an explosion or transportation accident causing severe damage to persons and/or property over a short period of time, (ii) a "non-shock" loss where a large number of claimants are exposed to injurious conditions over a longer period of time, such as exposure to chemicals or pharmaceuticals or (iii) a professional liability loss. In each case, these claims are ultimately settled following extensive negotiations and legal proceedings. This process can typically take 5 to 15 years following the date of loss.

Set forth below is information regarding the numbers and amounts of claims for high layer excess casualty insurance for December 31, 1999 through December 31, 2002:

Number of claims reported as of December 31, 1999	80
Number of claims reported during 2000	24
Number of claims reported during 2001	19
Number of claims reported during 2002	22
Number of claims reported as of December 31, 2002	145



(U.S. dollars in millions)

Cumulative claims paid as of December 31, 1999	$	1,711
Amount of claims paid during 2000	$	475
Cumulative claims paid as of December 31, 2000	$	2,186
Amount of claims paid during 2001	$	126
Cumulative claims paid as of December 31, 2001	$	2,312
Amount of claims paid during 2002	$	539
Cumulative claims paid as of December 31, 2002	$	2,851

As at December 31, 2002, the Company's reported claims for its high layer excess casualty business were 32 shock losses, 50 non-shock losses and 63 professional liability losses.

With respect to casualty reinsurance, the reserving methods generally include historical aggregated claim information as reported by ceding companies, combined with the results of claims and underwriting reviews of a sample of the ceding company's claims and underwriting files. Therefore, detailed claim information for this line of business is not available.

With respect to discontinued asbestos and long-tail environment business, see Note 10 to the Consolidated Financial Statements. This business had been previously written by NAC prior to its acquisition by the Company.

Except for certain workers' compensation and long-term disability liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers' compensation and long-term disability unpaid losses that are considered fixed and determinable, and discounts such losses using an interest rate of 7%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities. A 1% reduction in the interest rate would increase unpaid loss and loss expense reserves and net incurred loss and loss expenses by approximately $22.0 million based on the current estimated amount and payout of the liabilities. See Note 10 to the Consolidated Financial Statements.

The establishment of unpaid loss and loss expense reserves also includes the estimation of related reinsurance recoverables. Due to the size of the gross losses arising from the September 11 event and the effect on the reinsurance industry, the Company, in addition to its normal review process, further analyzed the recoverability of these assets. In addition to the potential effect of the non recoverability of these assets from reinsurers disputing claims, the reinsurance market in general has experienced significant capital erosion as a result of underwriting and investment losses. Accordingly, there is greater uncertainty regarding recoverability due to the reinsurers' ability to pay. See "Financial Condition and Liquidity" and Note 11 to the Consolidated Financial Statements for further information.

2) Future Policy Benefit Reserves

Future policy benefit reserves relate to the Company's life operations and are estimated using assumptions for investment yields, mortality, expenses and provisions for adverse loss deviation. Uncertainties such as interest rate volatility and the accuracy of mortality tables make it difficult to estimate the ultimate benefit payments.

Most of the Company's future policy benefit reserves relate to annuity portfolio reinsurance contracts under which the Company makes annuity payments throughout the term of the contract for a specified portfolio of policies. For certain of these contracts, a single premium is paid at inception of the contract by way of a transfer of cash and investments to the Company.



The reserving methodology for these annuity portfolio reinsurance contracts is described in Financial Accounting Standard ("FAS") 60 as amended by FAS 97. These contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected. Liabilities for future policy benefit reserves are established in accordance with the provisions of FAS 60.

Claims and expenses for individual policies within these annuity reinsurance contracts are projected over the lifetime of the contract to calculate a net present value of future cash flows. Assumptions for each element of the basis (mortality, expenses and interest) are determined at the issue of the contract and these assumptions are locked-in throughout the term of the contract unless a premium deficiency exists. The assumptions are best estimate assumptions plus provisions for adverse deviations on the key risk elements (i.e. mortality and interest). Provisions for adverse deviation are sufficient to cover reasonable deviations from the best estimated outcome of the contract. As the experience on the contracts emerges, the assumptions are reviewed. This occurs at least annually and includes both an analysis of experience and review of likely future experience. If such review would produce reserves in excess of those currently held then lock-in assumptions will be revised and a loss recognized. During the years ended December 31, 2002, 2001 and 2000, there were no adjustments to the locked-in assumptions for any of these contracts.

The future policy benefit reserves for these annuity portfolio reinsurance contracts amounted to $2.1 billion at December 31, 2002. The Company holds the investment assets backing these liabilities. These investments are primarily fixed income securities with maturities that closely match the expected claims settlement profile.

As stated above, the future policy benefit reserves include provisions for adverse deviation in excess of best estimate assumptions that amounted to approximately $60.0 million at December 31, 2002. The future policy benefit reserves would only be increased if these provisions for adverse deviation became insufficient in the light of emerging claims experience. The present value of future claims would increase by approximately 0.3%-0.4% if mortality rates were to decrease by 1% in all future years, relative to the reserving assumptions.

3) Deposit Liabilities

The Company has entered into certain contracts with cedents that transfer insufficient risk to be accounted for as insurance or reinsurance transactions. The Company uses a conservative portfolio rate of return of equivalent duration to the liabilities in determining risk transfer. For these contracts, the initial deposit liability equals the cash received at inception. The Company has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract. The deposit accretion rate is the rate of return required to fund expected future payment obligations (this is equivalent to the 'best estimates' of future cash flows), which are determined actuarially based upon the nature of the underlying indemnifiable losses. This is a function of the ultimate size of such losses, the impact of the contractual limits upon indemnification of such losses, and the underlying loss settlement process which determines the timing of payments. An increase in the ultimate claims cost or accelerated claims settlement would potentially lead to an increase in the deposit liability accretion rate or lead to incurred losses if significant. The Company has not had any significant change in these assumptions during the last three years ended December 31, 2002.

Interest expense of $65.9 million, $47.9 million and $38.4 million was recorded related to the accretion of the deposit liabilities for the years ended December 31, 2002, 2001 and 2000, respectively. For some of the Company's deposit liabilities the accretion rate is recorded at its contractual limit. For all other contracts, a 1% increase in the average accretion rate would result in an increase in deposit liabilities and interest expense by $8.5 million on an annualized basis.



4) Derivative Instruments and Weather and Energy Derivatives

The Company records all derivative instruments and weather derivatives at fair value. Changes in fair value of derivatives may create volatility in the Company's results of operations from period to period.

For further information regarding sensitivity analysis see "Quantitative and Qualitative Disclosure About Market Risk" .

The Company amended the presentation of its derivative transactions in the consolidated statement of income in 2002 to include the change in fair value of all of its derivative transactions in one line item under "net realized and unrealized gains and losses on derivative instruments". Previously, certain components of the change in fair value were reported in net premiums earned, net losses and loss expenses incurred, fee and other income and net realized and unrealized gains and losses on derivative instruments. There was no effect on net income for this change and prior period results have been reclassified to reflect this change.

The Company conducts activities in three main types of derivative instruments: credit default swaps, weather and energy derivatives and investment related derivative instruments. The estimate of fair value for credit default swaps and weather and energy derivatives requires management's judgment. These are discussed below:

a) Credit default swaps

The Company enters into credit default swaps in connection with its financial guaranty business and the Company intends to hold these contracts to maturity. In determining fair value, management differentiates between investment and non investment grade exposures and models them separately. Management estimates fair value for investment grade exposures by monitoring changes in credit quality and selecting appropriate market indices to determine credit spread movements over the life of the contracts. The determination of the credit spread movements is the basis for calculating the fair value. Installment premiums are also considered in the determination of discounted net cash flows. For credit default swaps that are non investment grade, the Company uses an alternative fair value methodology. The fair value is determined using a model developed by the Company and is dependent upon a number of factors, including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. Other elements of the change in fair value are based upon pricing established at the inception of the contract. The change in this fair value resulting from movements in credit spreads is unrealized as the credit default swaps are not traded to realize this value. See "Quantitative and Qualitative Disclosure About Market Risk" for sensitivity analysis.

b) Weather and Energy Derivatives

Weather and energy derivatives are recorded at fair value with the changes in fair value included in "net realized and unrealized (losses) gains on derivative instruments." Fair value is determined through the use of quoted market prices where available. Where quoted market prices are unavailable, the fair values are estimated using available market data and internal pricing models using consistent statistical methodologies. Estimating fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, actual and forecasted weather conditions, changes in interest rates and other market factors. See "Quantitative and Qualitative Disclosure About Market Risk" for sensitivity analysis.

5) Other Than Temporary Declines In Investments

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company's analysis



of the above factors results in the Company's conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities. Day to day management of the Company's investment portfolio is outsourced to third party investment managers. While these investment managers may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses that are considered temporary until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors described above. The Company believes that subsequent decisions to sell such securities are consistent with the classification of the Company's portfolio as available for sale.

As mentioned above, the Company considers its intent and ability to hold a security until the value recovers in the process of evaluating whether a security with an unrealized loss represents an other than temporary decline. However, this factor on its own does not dictate whether or not the Company recognizes an impairment charge. The Company believes its ability to hold such securities is supported by positive cash flow from its operations where it can generate sufficient cash flow in order to meet its claims payment obligations arising from its underwriting operations without selling such investments. In this regard, cash from operating activities was $3.0 billion and $1.4 billion for 2002 and 2001, respectively.

There are risks and uncertainties associated with determining whether declines in the fair value of investments are other than temporary. These include subsequent significant changes in general economic conditions as well as specific business conditions affecting particular issuers, subjective assessment of issue-specific factors (seniority of claims, collateral value, etc.), future financial market effects, stability of foreign governments and economies, future rating agency actions and significant disclosure, accounting, fraud or corporate governance issues that may adversely affect certain investments. In addition, significant assumptions and management judgment are involved in determining if the decline is other than temporary. If management determines that a decline in fair value is not other than temporary and hence a security's value is not written down at that time, there are potential effects upon the Company's future earnings and financial position should management later conclude that some of the current declines in the fair value of the investments are other than temporary declines. See "—Investment Activities—Unrealized Losses on Investments" for further information.

The Company's investments in non-traded securities consist of investments over which the Company has significant influence over the operations and which investments are accounted for under the equity method of accounting in accordance with the guidance provided in Accounting Pronouncement Bulletin ("APB") 18, *"Equity Method of Accounting for Investments in Common Stock"*. These investments consist of closed end investment funds, limited partnerships and similar investment vehicles and strategic insurance and other operating affiliates. The Company also has other investments in non-traded securities for which the Company does not have significant influence over the operations. Fair values of non-traded securities are estimated by management based upon financial information received and the application of management's judgment.

See further information under "Investment Activities" .

6) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has capitalized net operating tax losses of $296.0 million against which a valuation allowance of $50.6 million has been established. The deferral of tax losses is evaluated based upon management's estimates of the future profitability of the Company's taxable entities based on current forecasts and the period for which losses may be carried forward. The Company has exceeded its previous



forecast for tax purposes for these entities in 2002 and currently anticipates exceeding these forecasts in 2003. A valuation allowance may have to be established for any portion of a deferred tax asset that management believes will not be realized. Should the taxable income of these entities fall below expectations, a further valuation allowance would have to be established, which could be significant. In addition, if any further losses are generated by these entities, these losses may not be tax effected. See further information under "—Other Revenues and Expenses" and Note 24 to the Consolidated Financial Statements.

7) **Intangible Assets**

Intangible assets are carried at or below estimated fair value. There are many assumptions and estimates underlying the fair value calculation. Principally, the Company identifies the business entity that the intangible asset is attributed to, reviews historical and forecasted performance and other underlying factors affecting such analysis, including market conditions, premium rates and loss trends. Other assumptions used could produce a significantly different result which may result in a change in the value of the intangibles asset and amortization charge in the Consolidated Statement of Income. Based on the current expectations of profitability an impairment charge would only be recognized in the event of a significant decline in the expected profitability of those operations where such intangible assets are applicable. At December 31, 2002, intangible assets were $1.7 billion of which approximately $1.4 billion and $300.0 million related to the Company's reinsurance and insurance segments, respectively.

See "—Other Revenue and Expenses" for further information.

8) **Winterthur International Acquisition**

In connection with its acquisition of Winterthur International in July 2001 in an all cash transaction, the Company has recorded a total recoverable from Winterthur Swiss Insurance Company (the "Seller") of $645.7 million at December 31, 2002 based on provisions of the sale and purchase agreement between the parties ("SPA").

The Company paid to the Seller $405.6 million at closing for Winterthur International based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at December 31, 2000 and the price is subject to final determination based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at June 30, 2001 (the "Completion Financials"). By the terms of the SPA, the Seller is required to deliver the Completion Financials to the Company but has not done so to date. The Company expects the Seller to deliver the Completion Financials later in 2003 or to agree with the Seller to an alternative method for determining the final purchase price. See Note 6 (c) to the Consolidated Financial Statements for further information.

The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned premium reserves relating to the acquired Winterthur International operations. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA. See "Financial Condition and Liquidity" for further information. The SPA provides for arbitration should the Seller and the Company disagree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. An impairment also may result in the event that the Company and the Seller agree on an amount that is less than the amount shown as a recovery in the Company's financial statements or to the extent that any amount proves to be uncollectible from the Seller for any reason.



Results of Operations

The following table presents an after-tax analysis of the Company's net income (loss) available to ordinary shareholders and a reconciliation of net income (loss) available to ordinary shareholders to net operating income (loss) for the years ended December 31, 2002, 2001 and 2000:

(U.S. dollars in thousands, except per share amounts)

	2002	2001	2000
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Earnings (loss) per ordinary share—basic	$ 2.92	$ (4.55)	$ 4.07
Earnings (loss) per ordinary share—diluted (1)	$ 2.88	$ (4.55)	$ 4.03
Weighted average number of ordinary shares and ordinary share equivalents—basic	135,636	126,676	124,503
Weighted average number of ordinary shares and ordinary share equivalents—diluted (1)	137,388	126,676	125,697
Reconciliation of net income (loss) to net operating income (loss):			
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Net realized losses (gains) on investments	214,160	93,237	(45,090)
Tax effect on net realized gains and losses on investments	22,335	5,536	(12,849)
Net realized and unrealized losses (gains) on derivative instruments	51,761	(11,768)	(21,405)
Net realized and unrealized gains on weather and energy risk management derivatives	16,607	16,556	–
Net operating income (loss) (2)	$ 700,814	$ (472,574)	$ 427,008

(1) Average stock options outstanding have been excluded where anti-dilutive to earnings per ordinary share.

(2) Net operating income (loss) is a non-GAAP measure. Net operating income (loss) is net income (loss) available to ordinary shareholders, excluding net realized gains and losses on investments and net realized and unrealized gains and losses on all derivatives (except for gains and losses on weather risk management derivatives). These items are excluded because they are not considered by management to be relevant indicators of the trends in the Company's core business operations, but rather of the investment and credit markets in general. Management believes that the presentation of net operating income (loss) provides useful information regarding the Company's results of operations because it follows industry practice and enables investors and analysts to make performance comparisons with the Company's peers in the insurance industry. This measure may not however be comparable to similarly titled measures used by companies outside of the insurance industry. Investors are cautioned not to place undue reliance on this item in assessing the Company's overall financial performance. For 2002 and 2001, the Company had net realized losses on investments and derivative instruments, of $265.9 million and $81.5 million, respectively, as a result of the significant declines in the investment and credit markets and these losses are not included in the calculation of net operating income or loss.

Net income increased significantly in 2002 as compared to 2001 primarily due to net losses arising from the September 11 event which reduced net income in 2002 by $200.0 million and in 2001 by $796.0 million. Losses were mainly incurred on the property, aviation, personal accident and business interruption lines. Both the insurance and reinsurance segments were affected by this event. In the second quarter of 2002, the Company increased loss reserves by $200.0 million following the receipt of updated loss information. Due principally to the complexity of the claims and inherent lag in reporting from insureds and cedents, management believed it was necessary to increase the estimate for ultimate losses related to this event. This increase included $127.0 million related to the reinsurance segment, primarily due to higher business interruption losses and exposure to potential claims by the Lloyd's Central Guaranty Fund in the reinsurance segment. The remaining $73.0 million primarily comprised a loss in the accident and health book of the Company's Lloyd's operations in the insurance segment.

In addition, net losses incurred in the year ended December 31, 2002 and 2001 included net adverse prior year loss development of $400.0 million (including $200.0 million related to the September 11 event discussed above) in 2002 and $175.0 million in 2001. In the year ended December 31, 2000, the Company had net favorable prior year loss development of $395.0 million. In addition, there were relatively fewer catastrophic loss events in 2002 and 2000 as compared to 2001. These are discussed within each of the Company's operating segments below.

In 2000, the Company incurred after-tax charges of $124.6 million, which included certain reserve adjustments together with employee severance charges and other costs associated with the realignment of the Company's operations and the discontinuation of certain business lines. These charges affected the underwriting results across the Company's insurance and reinsurance segments.

Net income in 2002 and 2001 was reduced by net realized losses on investments of $214.2 million and $93.2 million, respectively. The net realized losses in 2002 and 2001 included a loss of $251.5 million and $115.5 million, respectively, relating to certain fixed income, equity securities and other investments where the Company determined that there was an other than temporary decline in the value of those investments. The total amount of an other than temporary decline in value in 2002 related to $144.3 million on fixed income investments, $77.8 million on equity securities and $29.4 million on other investments. Of the decline in value of fixed income and equity securities considered to be other than temporary in 2002, approximately 44% was due to investments in the communications sector. The total amount of an other than temporary decline in value in 2001 related to $66.5 million on fixed income and equity investments and $49.1 million on other investments. The significant circumstances that contributed to these realized losses in 2002 and 2001 included the high level of distress and default in the telecommunications sector, the Enron Corp. bankruptcy, the alleged fraud related to WorldCom Inc. and Adelphia Communication Corp. and a general rise in corporate defaults across other sectors in response to the general decline in the United States and elsewhere. In 2000, the Company had net realized investment gains of $45 million. This is discussed further under "—Investment Activities".

The Company issued 9.2 million ordinary shares on November 7, 2001, which did not significantly dilute the weighted average ordinary shares outstanding for 2001. During 2002, the weighted average ordinary shares increased significantly as a result of these shares being in issue for the full year.

In 2003, the Company plans to record stock option expense for options granted subsequent to January 1, 2003 in accordance with Financial Accounting Standard ("FAS") 123, as amended by FAS 148. The Company expects that the effect of the adoption of this statement will be to reduce net income. However, the final determination of this cost is dependent upon a number of factors including, but not limited to, the number of options granted and the volatility of the Company's share price and their related effect on the Black-Scholes valuation. The cost will be amortized over the vesting period. (Currently, the Company's options have a four year vesting period.) The stock option expense could increase in 2004, 2005 and 2006 if new options are granted in those years, due to the cumulative effect of inclusion of options granted in the preceding four years, as applicable.

Segments

The Company is organized into three underwriting segments—insurance, reinsurance, and financial products and services—and a corporate segment, which includes the investment operations of the Company. See Note 3 to the Consolidated Financial Statements for further information.

Insurance Operations

The following table summarizes the underwriting profit for this segment (U.S. dollars in thousands):

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
General:					
Net premiums earned	$ 2,832,298	66.5%	$ 1,700,802	56.9%	$ 1,084,330
Fee income and other	36,717	100.0%	18,358	NM	1,066
Net losses and loss expenses	1,771,982	21.3%	1,461,304	91.5%	763,270
Acquisition costs	478,548	39.4%	343,247	44.8%	237,121
Operating expenses	380,901	89.7%	200,745	63.4%	122,856
Exchange (gains) losses	(56,515)	NM	8,122	NM	(8,330)
Underwriting profit (loss)	$ 294,099	NM	$ (294,258)	NM	$ (29,521)
Net (loss) gain on credit default swaps	$ (16,241)	NM	$ 8,109	NM	$ —

NM= Not Meaningful

Effective July 1, 2001, the insurance segment included the results of Winterthur International and the effects thereof should be considered when making period to period comparisons.

Net premiums earned by Winterthur International operations were $779.5 million in 2002 as compared to $353.1 million in 2001. This increase is due to a full year of net earned premiums included in 2002, an increase in premium rates and the renewal of some business previously written by the Company's other insurance operations. Excluding the effect of Winterthur International, net premiums earned increased in the year ended December 31, 2002 over 2001 primarily due to significant price increases, new business written and an increase in net retention of business written. The increase in net premiums earned was across all lines of business, particularly in the aviation and professional liability lines. Pricing began to increase in 2001 due to a market turnaround following five years of poor underwriting performance throughout the property and casualty industry and these price increases were further compounded by the September 11 event. Partially offsetting this increase in net premiums earned is the effect of the Company exiting program business at its Lloyd's operations and specialty workers' compensation business in the U.S. with effect from January 1, 2002. Net premiums earned are expected to increase on all lines in 2003 mainly due to the growth in net premiums written during 2002.

Excluding the effect of Wintherthur International, net premiums earned increased in 2001 as compared to 2000 also due to new business written and price increases. This was partially offset by certain business discontinued in 2000. Net premiums earned by Winterthur International in 2001 were approximately $353.1 million.

Fee income and other increased in 2002 as compared to 2001 due primarily to approximately $21.0 million of contingent income received in the fourth quarter of 2002 that related to the sale in 1999 of the motor business written by the Company's Lloyd's syndicates. This was partially offset by a decrease in the amount of fee income received in 2002 related to Winterthur International for the provision of consulting and administration services for employee benefit plans of unrelated companies. Fee income and other increased in 2001 over 2000 due to Winterthur International for these services that generated $9.1 million of income in 2001. Due to the one-off nature of the contingent income discussed above, fee income and other is expected to decline in 2003.

The Company began to write structured credit default swaps at primary layers in this segment in 2001. Credit default swaps are derivative transactions and the change in the fair value is included in net realized and unrealized gains and losses on derivatives. The change in fair value was a loss of $16.2 million and a gain of $8.1 million in 2002 and 2001, respectively. The loss in 2002 relates primarily to an increase in credit events reported in the year, in line with a deterioration of the credit markets in general. The Company has amended the presentation of the results of operations for its credit default swap transactions. The change in fair value of these credit default swap transactions is now included in net realized and unrealized gains and losses on derivative instruments. Previously the change in fair value was reported in net premiums earned, net losses and loss expenses incurred and net realized gains and losses on derivatives. Prior period amounts have been reclassified to conform with the current year presentation.

The increase in the underwriting profit in 2002 over 2001 and reduction in 2001 over 2000 is reflective of the loss and loss expense ratios as shown below. The following table presents the ratios for this segment for each of the three years ended December 31:

	2002	2001	2000
Loss and loss expense ratio	62.6%	85.9%	70.4%
Underwriting expense ratio	30.3%	32.0%	33.2%
Combined ratio	92.9%	117.9%	103.6%

The loss and loss expense ratio includes net losses incurred for both the current year and any adverse or favorable prior year development of loss and loss reserves held at the beginning of the year.

The loss ratio was lower in the year ended December 31, 2002 as compared to 2001 due primarily to a relatively lower level of current year loss activity, a change in the mix of business where growth in premium earned has occurred for certain lines that had a relatively lower loss ratio as compared to other lines written in the segment, and the positive effect of pricing increases across most lines written. Current year loss activity in 2001 included $317.9 million of net losses incurred relating to the September 11 event. The lower current year loss activity in 2002 as compared to 2001 was partially offset by adverse net prior year loss development in 2002 as opposed to favorable prior year loss development in 2001. The following tables present the prior year adverse or favorable development of the Company's gross and net loss and loss expense reserves for its insurance operations:

(U.S. dollars in millions)

Gross	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 7,834	$ 3,046	$ 2,980
Net adverse (favorable) development of those reserves during the year	54	69	(409)
Unpaid losses and loss expense reserves re-estimated one year later	$ 7,888	$ 3,115	$ 2,571

Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 4,680	$ 2,457	$ 2,386
Net adverse (favorable) development of those reserves during the year	28	(78)	(456)
Unpaid losses and loss expense reserves re-estimated one year later	$ 4,708	$ 2,379	$ 1,930

During 2002, the Company's net adverse prior year development of $28 million was comprised of an increase in loss reserves of $73 million relating to the September 11 event that was partially offset by a net decrease in the other reserves of $45 million.

The increase in 2002 in the estimate of the ultimate losses relating to the September 11 event of $73 million related primarily to the accident and health business written in the Company's Lloyd's operations. The Company had originally recorded ultimate losses for the September 11 event in the insurance segment of $318 million in 2001 based on management's best estimate at that time. This best estimate was based on an analysis which had been performed to attempt to identify all possible claims and to analyze the magnitude


F15

of the potential loss. However, the September 11 event was estimated to have caused the largest man-made insured event in the history of the insurance industry, which made such estimation inherently difficult. In addition, because the timing of the event was relatively close to the end of the year, much of the information received by the Company at that date was preliminary. The increase in the loss reserves occurred in the second quarter of 2002 after the Company received additional information from policyholders with regard to claims relating to their insured employee casualties, including estimates of benefits payable under U.S. workers' compensation statutes. Following receipt of this new information, the Company completed an additional review of the reserves for this line of business. As a result of this review, management increased the ultimate loss reserves for this loss event.

The net unpaid loss and loss expense reserves for the other insurance reserves at the beginning of 2002 was $4.4 billion. During 2002, the Company decreased the estimate of these reserves by a net amount of $45 million, consisting of a decrease in reserves relating to the excess casualty insurance business of $114 million partially offset by increases in prior year reserves for satellite lines of $30 million and other casualty insurance lines of $39 million. Estimated ultimate loss reserves were reduced for excess casualty insurance based upon lower than expected actual reported loss experience for business written in years 1997 and prior. A lack of available industry data resulted in more actuarial judgment being involved in establishing IBNR loss reserves for this line of business in the earlier years. Estimated loss reserves are then regularly updated to take into account actual claims reported. The adverse development experienced in the satellite lines was due to several satellite malfunctions that caused an increase in actual reported loss activity that was greater than expected. The adverse development for the other casualty lines was for business written in 1999 through 2001. In these years, premium rates for casualty business had declined due to competitive market pressures and in 2002, there was an increase in the size of claims reported that was higher than expected.

The Company did not change its methodology or key assumptions used in 2002 to determine ultimate loss reserves for this or any other line of insurance business written.

During 2001 and 2000, the net favorable prior year loss development of $78 million and $456 million, respectively, related principally to the Company's excess casualty insurance business. 2001 favorable development related to business written in 1994 through 1997. Favorable development in 2000 related to business written in 1993 through 1998. Similar to 2002, favorable development was due primarily to judgment required in establishing reserves for this line of business due to the lack of industry data available as described above. The Company did not change its methodology or key assumptions for this business in either 2001 or 2000.

While the Company has experienced favorable development in the high layer excess casualty lines for the last several years, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the Company's historical results.

Excluding the effect of September 11, 2001, the loss ratio in 2001 was 66.7% as compared to 70.4% in 2000. In 2000, net incurred losses included $33.5 million relating to an intercompany stop loss arrangement with a subsidiary in the reinsurance segment. There was no such arrangement in place in 2002 or 2001. Partially offsetting this decrease were other significant current year loss events in 2001 including the Toulouse, France petrochemical plant explosion and the airport loss event in Sri Lanka, totaling approximately $19.0 million. There were no significant catastrophic loss events for this segment in the year ended December 31, 2000.

Business written by Winterthur International in force at June 30, 2001 carries a maximum exposure to a combined ratio of 105% under the Sale and Purchase agreement with the seller. See Note 6(c) to the Consolidated Financial Statements.

The decrease in the underwriting expense ratio in 2002 over 2001 is due to a reduction in the acquisition expense ratio that has been partially offset by an increase in the operating expense ratio. The acquisition expense ratio has decreased due to a change in the mix of business earned where there has been an increase in certain lines which typically carry a lower commission and brokerage cost. In addition,

2001 net premiums earned were reduced by $25.3 million related to the September 11 event that contributed to higher ratios in 2001. Operating expenses include $181.6 million and $69.8 million in 2002 and 2001, respectively, relating to the operations of Winterthur International. This increase reflects a full year of Winterthur International's results in 2002 as well as costs associated with the building and integration of their infrastructure. In addition, 2002 was also affected by an increase in operating expenses at the Company's Lloyd's operations, where the Company now owns 100% of the syndicate capacity.

The underwriting expense ratio decreased slightly in 2001 as compared to 2000 due primarily to the effect of purchase accounting treatment on the acquisition costs of Winterthur International which reduced acquisition expenses in 2001 by $19.3 million. Had an historical level of deferred acquisition costs been amortized, the expense ratio for the segment would have been 33.2% in 2001, which is the same as the ratio in 2000.

Exchange gains of $56.5 million in 2002 were primarily due to a decline in the value of the U.S. dollar against U.K. sterling and Swiss franc in those operations that have monetary assets and liabilities denominated in these foreign currencies. With the acquisition of Winterthur International, the Company now has a substantial European platform and therefore is further exposed to foreign currency exchange rate movements. The Company is currently reviewing alternative strategies to mitigate its currency risk.

Reinsurance Operations

Reinsurance – General Operations

The following table summarizes the underwriting results for the general operations of this segment:

(U.S. dollars in thousands)

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 2,066,775	100.7%	$1,029,618	11.0 %	$ 927,195
Fee income and other	11,201	256.0%	(7,180)	(226.8)%	(2,197)
Net losses and loss expenses	1,557,065	9.0%	1,428,772	115.4 %	663,173
Acquisition costs	454,300	55.5%	292,069	18.1 %	247,352
Operating expenses	109,796	26.0%	87,169	(14.7)%	102,132
Exchange (gains) losses	(23,787)	NM	4,062	5.0 %	3,868
Underwriting loss	$ (19,398)	NM	$ (789,634)	NM	$ (91,527)

Underwriting results for the year ended December 31, 2001 were significantly affected by the September 11 event. Net premiums earned increased in 2002 as compared to 2001 due primarily to new business growth and significant price increases across most lines of business written in 2002 and 2001, notably casualty and property lines. In addition, 2002 includes net premiums earned of $241.5 million relating to Le Mans Ré where the Company acquired a majority ownership and was therefore consolidated with the Company's financial results, with effect from January 1, 2002. Significant pricing increases were due to a market turnaround following five years of poor underwriting performance throughout the property and casualty industry. These pricing increases were further compounded by the September 11 event. Also, net premiums earned in 2001 were negatively impacted by $120.4 million of net reinstatement premiums related to the September 11 event. See Note 4 to the Consolidated Financial Statements for further information. Net premiums earned are expected to increase on all lines in 2003 mainly due to the growth in net premiums written during 2002.

Net premiums earned in 2001 increased over 2000 due to additional premiums earned, primarily on property lines, from increased premium rates and new business written. This was partially offset by the net reinstatement premiums resulting from the September 11 event, mentioned above.

Fee income and other in 2002 relates primarily to the earning of fees on two deposit liability contracts that were commuted in the second and third quarters of 2002. Fee income and other in 2001 and 2000 was



negative due to non-underwriting costs for an outward reinsurance contract. Due to the one-off nature of the income discussed above, fee income and other is expected to decline in 2003.

The following table presents the underwriting ratios for this segment:

	2002	2001	2000
Loss and loss expense ratio	75.3%	138.8%	71.5%
Underwriting expense ratio	27.3%	36.8%	37.7%
Combined ratio	102.6%	175.6%	109.2%

The loss and loss expense ratio includes net losses incurred for both the current year and any adverse or favorable prior year development of loss and loss reserves held at the beginning of the year.

The loss ratio was lower in the year ended December 31, 2002 as compared to 2001 due primarily to a relatively lower level of current year loss activity and the positive effect of pricing increases across most lines written. Current year loss activity in 2001 included $442.1 million of net losses incurred relating to the September 11 event.

The following tables present the adverse prior year development of the Company's gross and net loss and loss expense reserves for its reinsurance general operations:

(U.S. dollars in millions)

Gross	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 3,947	$ 2,614	$ 2,382
Net adverse (favorable) development of those reserves during the year	504	381	306
Unpaid losses and loss expense reserves re-estimated one year later	$ 4,451	$ 2,995	$ 2,688

Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 2,467	$ 1,863	$ 2,145
Net adverse (favorable) development of those reserves during the year	385	253	61
Unpaid losses and loss expense reserves re-estimated one year later	$ 2,852	$ 2,116	$ 2,206

During 2002, the Company's prior year estimate of the year-end 2001 net reserve increased by $385 million. This increase was comprised of an increase of $127 million related to the September 11 event and an increase of $258 million for all other reinsurance reserves.

The increase in estimate for the September 11 event of $127 million related primarily to higher than originally estimated business interruption losses and exposure to potential claims by the Lloyd's Central Guaranty Fund. The increase in estimate was recorded in the second quarter of 2002 following an analysis of additional new information received from the Company's ceding companies with regard to their increased estimates of claims relating to their exposures to the September 11 event. During 2001, the Company had recorded incurred losses for the September 11 event for its reinsurance operations of $442 million. Due to the size and complexity of the loss and the time lag in ceding companies reporting the information to the Company, establishing reserves for this loss within a short time period was difficult.

The increase in estimate for all other reinsurance reserves in 2002 of $258 million related principally to losses on business written in 1997 through (and including) 2000 in the Company's U.S. casualty reinsurance business and for asbestos losses in years prior to 1985. This increase was partially offset by decreases in estimates for losses related to business written in 1985 through 1996 in these same lines of business. The



reporting and settlement period for reinsurance casualty business is relatively long and, in some cases, can be up to 30 years or more from the inception date. Moreover, reporting and settlement patterns can vary significantly from year to year. During the years 1998 through 2000, competitive market pressures on pricing caused premium rates for excess casualty business to decline industry wide. For these calendar years, there has been an increase in the number and size of claims reported in 2002 as a result of recent increases in court filings and settlements. This increase has caused the Company to increase its estimated ultimate reserves for this business. The Company did not change its methodology or key assumptions for determining ultimate loss reserves in 2002.

The Company updated its assumptions for asbestos loss reserves in 2002 to take account of an increase in 2002 in the number and size of the ultimate asbestos claims that the Company anticipates on the policies underwritten during the years 1972 through 1985. These changes were based on recent increases in court filings and settlements on behalf of asbestos claimants and bankruptcies of asbestos defendants which tend to shift liabilities to other parties. The Company's increase of $30 million in 2002 increased its total net reserves for asbestos and environmental exposures to $66 million, which was below 1% of the Company's total unpaid loss and loss expenses at December 31, 2002.

The Company utilizes industry standard asbestos and environmental claims models to estimate its ultimate liability for these exposures.

As of December 31, 2002, the Company had approximately 537 open claim files for potential asbestos exposures and 515 open claim files for potential environmental exposures on business written prior to 1986. Approximately 44% of the open claim files for both 2002 and 2001 and 45% for 2000 are due to precautionary claim notices. Precautionary claim notices are submitted by the ceding companies in order to preserve their right to receive coverage under the reinsurance contract. Such notices do not contain an incurred loss amount to the Company. The development of the number of open claim files for potential asbestos and environmental claims is as follows:

	Asbestos Claims	**Environmenta Claims**
Total number of claims outstanding at December 31, 2000	374	613
New claims reported in 2001	122	33
Claims resolved in 2001	43	103
Total number of claims outstanding at December 31, 2001	453	543
New claims reported in 2002	117	42
Claims resolved in 2002	33	70
Total number of claims outstanding at December 31, 2002	537	515

The Company's exposure to asbestos and environmental claims arises from policies written, both on a proportional and excess basis, after 1972. The Company discontinued writing policies with these exposures in 1985. Business written was across many different policies, each with a relatively small contract limit. The Company's recently reported asbestos claims related to both traditional products and premises and operations coverage.

The estimation of loss and loss expense liabilities for asbestos and environmental exposures is subject to much greater uncertainty than is normally associated with the establishment of liabilities for certain other exposures due to several factors, including: (i) uncertain legal interpretation and application of insurance and reinsurance coverage and liability; (ii) the lack of reliability of available historical claims data as an indicator of future claims development; (iii) an uncertain political climate which may impact, among other areas, the nature and amount of costs for remediating waste sites; and (iv) the potential of insurers and reinsurers to reach agreements in order to avoid further significant legal costs. Due to the potential significance of these uncertainties, the Company believes that no meaningful range of loss and loss expense liabilities beyond recorded reserves can be established. As the Company's net unpaid loss and loss expense reserves related to asbestos and environmental exposures are less than 1% of the total net reserves at December 31, 2002,


F19

further adverse development is not expected to be material to the Company's overall net loss reserves. See Note 10 to the Consolidated Financial Statements for further information.

The Company believes it has made reasonable provision for its asbestos and environmental exposures and is unaware of any specific issues that would significantly affect its estimate for loss and loss expenses.

During 2001 and 2000, the Company's prior estimate of the year-end net reserves increased by $253 million and $61 million, respectively. The increase in 2001 related principally to loss estimates for losses occurring in 1998 through (and including) 2000. The increase in 2000 related principally to loss estimates for losses occurring in 1997 through (and including) 1999. Both years' increases related to the Company's casualty reinsurance business. The reasons were the same as those explained above. The Company did not change its methodology or key assumptions in 2001 or 2000. This adverse development was due to an increase in the size and frequency of the reported claims for these lines that was greater than previously expected in the underlying loss reporting patterns used to estimate ultimate losses.

The Company has experienced adverse development in the casualty reinsurance business for the last several years and there can be no assurance that conditions and trends that have affected the development of liabilities in the past will not continue.

The loss and loss expense ratio in 2001 was also affected by the negative impact of the reinstatement premiums on net premiums earned related to the September 11 event as noted above. In 2002, current year net losses incurred included $30.0 million for the European Floods while in 2001 other current year loss events, excluding the September 11 event, totaled approximately $93.0 million. This included the Sri Lanka airport loss, Tropical Storm Allison, the Petrobras oil rig loss in Brazil and the Toulouse, France petrochemical plant explosion. Property catastrophe business has loss experience that is generally categorized as low frequency but high severity in nature. This may result in volatility in the Company's financial results for any fiscal year or quarter.

The 2001 loss ratio excluding the September 11 event would have been 85.8% as compared to the loss ratio in 2000 of 71.5%. The higher loss ratio was mainly due to net adverse development described above. Current year loss events in 2000 totaled approximately $95.0 million, which included an oil refinery loss in Kuwait, several satellite losses and the Singapore Airlines loss.

The underwriting expense ratio in 2001 was also affected by the negative impact of the September 11 event reinstatement premiums on net premiums earned. Excluding the effect of the reinstatement premiums the underwriting expense ratio would have been 33.0% in 2001 as compared to 27.3% in 2002. The reduction in the underwriting expense ratio is due primarily to a change in the mix of business in net premiums earned where certain lines have a lower commission rate and also due to the growth in net premiums earned being greater than the growth in operating expenses. Operating expenses generally do not change in direct proportion to changes in net premiums earned, particularly where they are due to price changes. Partially offsetting this is a reduction in 2001 of approximately $7.0 million related to certain compensation expenses accrued in previous years. This is the main reason for the decrease in the underwriting expense ratio, excluding the September 11 event in 2001 as compared to 2000.

Exchange gains in 2002 of $23.8 million were mainly attributable to a decline in the value of the U.S. dollar against U.K. sterling and the Euro in those operations that write business globally. The Company's European operations have expanded due to the consolidation of the results of Le Mans Ré. The Company is currently reviewing alternative strategies to mitigate its currency risk.

Reinsurance – Life Operations

The following table summarizes the net income (loss) from life operations of this segment (U.S. dollars in thousands):

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 980,387	40.9%	$ 695,595	NM	—
Fee income and other	2	NM	—	—	—
Claims and policy benefits	1,027,981	47.1%	698,675	NM	—
Acquisition costs	12,839	NM	—	—	—
Operating expenses	5,844	NM	—	—	—
Net investment income	91,451	NM	—	—	—
Net income (loss)	$ 25,176	NM	$ (3,080)	NM	—

Life premiums earned in 2002 included a large contract written in the third quarter of 2002 consisting of a U.K. portfolio of annuities. This contract increased net premiums earned and claims and policy benefits by $762.7 million and $776.8 million, respectively. In the fourth quarter of 2001, the Company wrote another large contract of European annuities for $549.3 million of net premium earned and policy benefits. The Company acquired cash and investment assets related to the future policy benefit reserves assumed at inception of these large contracts. While the Company expects to write more of these contracts, the frequency of these transactions will likely be irregular.

Excluding these large contracts, net premiums earned in life reinsurance increased in 2002 over 2001 as the Company has expanded its life reinsurance operations and also due to life reinsurance business written by Le Mans Ré. The life operations included $32.3 million of net premiums earned on life business from Le Mans Ré, which was included as a consolidated subsidiary with effect from January 1, 2002.

Net investment income is included in the calculation of net income from life operations as it relates to income earned on portfolios of separately identified and managed life investment assets and other allocated assets. The accretion of the related future policy benefit reserves is included in claims and policy benefits.

Financial Products and Services Operations

Financial Products and Services – General Operations

The following table summarizes the underwriting results for this segment (U.S. dollars in thousands):

General:	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 67,745	82.5%	$ 37,113	56.5%	$23,715
Fee income and other	7,043	NM	7,069	NM	—
Net losses and loss expenses	(1,732)	(111.4)%	15,155	147.8%	6,116
Acquisition costs	9,644	158.6%	3,730	181.9%	1,323
Operating expenses	61,543	45.1%	42,404	41.5%	29,969
Exchange losses	8	NM	—	—	—
Underwriting profit (loss)	$ 5,325	NM	$ (17,107)	(24.9)%	$(13,693)
Net (losses) gains on credit default swaps	$ (29,896)	8.6%	$ (27,535)	NM	$15,924
Net gains (losses) on weather and energy risk management contracts	$ 16,607	NM	$ 16,556	NM	$ —



Net premiums earned in 2002 increased compared to 2001 and 2000 due to an increase in net premiums written in 2002 and 2001 related to an expansion of the financial guaranty business. In 2002 and 2001, financial guaranty business included primary and secondary municipal portfolios, asset-backed securities, structured finance transactions and reinsurance assumed. In 2000, most of the business was treaty business assumed from one financial guaranty company. Net premiums earned in 2002 also included $5.1 million related to weather risk management products written in insurance form as compared to $4.5 million in 2001.

Fee income and other in 2002 and 2001 related primarily to liquidity facility fees earned from one of the Company's financial guaranty contracts. Fee income and other is expected to decrease in 2003.

As with the Company's property and casualty insurance and reinsurance operations, net losses and loss expenses include current year net losses incurred and adverse or favorable devlopment of prior year net loss and loss expenses reserves. In 2002, net losses incurred were negative due to favorable development of prior year loss and loss expense reserves. The following tables present the favorable development of the Company's gross and net loss and loss expense reserves for its general financial products and services operations:

(U.S. dollars in millions)

Gross and Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 26	$ 12	$ 6
Net adverse (favorable) development of those reserves during the year	(13)	–	–
Unpaid losses and loss expense reserves re-estimated one year later	$ 13	$ 12	$ 6

During 2002 the Company's prior estimate of the year-end 2001 net reserve of $26 million decreased by $13 million to $13 million as at December 31, 2002. This change in estimate was due entirely to the financial guaranty business written within this segment for losses related to business written in 1998 through and including 2001.

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

In 2001 and 2000, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company's initial assumptions.

Acquisition costs as a percentage of net premiums earned increased in 2002 as compared to 2001 and 2000. This increase is due to an increase in reinsurance assumed from third parties which carries an acquisition commission cost of approximately 30%. In addition, in 2002 there were less offsetting commissions earned due to lower reinsurance purchased and an increased cost associated with the amortization of certain deferred acquisition costs.

Operating expenses increased in 2002 as compared to 2001 and 2000 primarily due to compensation costs of new staff as a result of the continued expansions of these operations, which includes the guaranteed municipal reinvestment contract business.

The Company also insures payment obligations to counterparties under Institutional Swaps and Derivatives Association ("ISDA") documentation or swap form, which are swap derivative transactions. The



vast majority of financial guaranty coverage that is written in swap form pertains to tranches of collateralized debt obligations and asset-backed securities, particularly the higher rated tranches. See Notes 15 and 17 to the Consolidated Financial Statements. The Company has amended the presentation of the results of operations for its credit default swap transactions in 2002. The change in fair value of these credit default swap transactions is included in "net realized and unrealized gains and losses on derivative instruments." Previously the change in fair value had been reported in net premiums earned, net losses and loss expenses incurred and net realized and unrealized gains and losses on derivatives. Prior period results have been reclassified to conform with the current year's presentation. Since most of these credit default swap transactions tend to be unique and there is no traded market or any intention to sell such exposures, the Company fair values such instruments by creating models which track similar markets which may have some trading or market activity. The Company creates indicies by using proxies of credit spreads and monitors changes in those spreads as well as changes in the credit quality for investment grade exposures. Non investment grade exposures are modeled based on statistical and probabilistic assumptions regarding interest rates, historical default rates and expected recovery rates. The model requires significant judgments to be made by management in determining the ultimate loss and is sensitive to changes in market conditions, particularly credit spreads. The Company recorded a loss on credit default swaps of $29.9 million and $27.5 million in 2002 and 2001, respectively. The reduction in value in 2002 was due to a significant widening of credit spreads, widespread ratings downgrades of corporate obligors, and certain specific credit events reported in the year on a small number of transactions. The Company continues to monitor its credit exposures and establish reserves as required.

In 2001, the Company commenced trading in weather and energy risk management derivatives in this segment. These derivative contracts are also recorded at fair value. In 2002, the Company changed the presentation of the change in fair value which is now included in the net realized and unrealized (losses) gains on derivative instruments. In 2001 the change in fair value was included in fee income and other. Prior period results have been reclassified to conform with the current year's presentation. Net realized and unrealized gains on these derivatives were $16.6 million in 2002 and 2001.

Financial Products and Services – Life Operations

The following table summarizes the net income from life operations of this segment:

(U.S. dollars in thousands)

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 42,605	NM	—	—	—
Fee income and other	—	—	—	—	—
Claims and policy benefits	41,475	NM	—	—	—
Acquisition costs	—	—	—	—	—
Operating expenses	404	NM	—	—	—
Fee and other income	—	—	—	—	—
Net investment income	—	—	—	—	—
Net income	$ 726	NM	—	—	—

The Company commenced writing life business in this segment in 2002. Net premiums earned related to certain blocks of U.S. based term life mortality reinsurance business novated to the Company on December 31, 2002 from one of its insurance affiliates. The Company acquired a portfolio of future policy benefit reserves and cash in this transaction which resulted in $41.5 million in net premiums earned and claims and policy benefits. See "Financial Condition and Liquidity" for further information and Note 27 to the Consolidated Financial Statements for further information.

Investment Activities

The following table illustrates the change in net investment income, net realized gains and losses on investments and net realized and unrealized gains and losses on investment derivatives for each of the three years ended December 31, 2002.



(U.S. dollars in thousands)

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net investment income	$ 734,535	20.3%	$ 610,528	5.1%	$ 580,946
Net realized (losses) gains on investments	$ (214,160)	129.7%	$ (93,237)	NM	$ 45,090
Net realized and unrealized (losses) gains on investment derivative instruments (1)	$ (22,231)	NM	$ 14,638	167.1%	$ 5,481

(1) For a summary of realized and unrealized gains and losses on all derivative instruments, see Note 15 to the Consolidated Financial Statements.

Net Investment Income

The following table shows the average investments, the aggregate investment income and the annualized effective yield for each of the years ended December 31:

(U.S. dollars in thousands)

Year Ended December 31	Average Investments (1)	Net Pre-Tax Investment Income (2)	Annualized Effective Yield
2002	$17,162,445	$734,535	4.28%
2001	11,053,110	610,528	5.52%
2000	9,058,811	580,946	6.41%

(1) Average of the beginning and ending amounts of total investments and cash and cash equivalents net of pending trades for the period. Investment securities are carried at market value.

(2) After applicable investment expenses, excluding net realized gains and losses on investments and net realized and unrealized gains and losses on derivative instruments.

(3) Certain prior period results have been amended to conform to the current year's presentation.

Net investment income increased in the year ended December 31, 2002 compared to 2001 primarily due to growth in the investment base. Investments available for sale and cash and cash equivalents less net pending payable for investments purchased was $18.1 billion at December 31, 2002 as compared to $13.0 billion at December 31, 2001. This increase of $5.1 billion includes (i) the issue of preference shares in the third and fourth quarters of 2002 generating net proceeds of $222.8 million and $278.4 million, respectively; (ii) $250.0 million of net proceeds relating to the issue of $600.0 million 6.5% Guaranteed Senior Notes due January 2012, after debt repayment of $350.0 million; (iii) cash flow from operations of $3.0 billion; and (iv) investment assets of approximately $653.3 million relating to the consolidation of Le Mans Ré as a subsidiary with effect from January 1, 2002. The increase in investment income was partially offset by a 1.24% reduction in the annualized effective yield of the investment portfolio (4.28% for 2002 as compared to 5.52% for 2001). The reduction in the effective yield of the investment portfolio was due to a general decline in interest rates in the U.S. and Europe, with the reduction in rates attributed to markets discounting a slowdown in economic activity. For example, during 2002 the yield on 5-Year U.S. Treasury securities declined by approximately 1.60%, the yield on the 5-Year Euro-denominated government securities declined by approximately 1.00% and the yield on 5-Year U.K. Government securities declined by approximately 0.90%. Net investment income also increased in 2001 as compared to 2000 due primarily to a higher investment base. The investment base in 2001 included the receipt of net funds of $1.1 billion related to new debt issued by the Company during the second and third quarters of 2001. As previously noted, the Company also acquired the net assets of Winterthur International from July 1, 2001, increasing the Company's investment assets by $1.4 billion. In addition, in November 2001, the Company issued 9.2 million shares for net proceeds of $787.7 million. The effect of the higher investment base was offset by decreases in the general interest rate levels as a result of the lowering of rates by the Federal Reserve Bank through 2001.

It is expected that investment income in 2003 will be affected by the low level of investment rates. This is expected to be offset to some degree by positive operating cash flow, assuming no large unusual loss events. See further discussion in "Financial Condition and Liquidity".

Assets related to insurance and reinsurance deposit liabilities are included in investments available for sale. The accretion charge on these deposit liabilities is included in interest expense. The Company has amended the presentation of this accretion charge in 2002 where previously it was shown as a deduction from net investment income. Prior periods' information has been amended to conform with the current year's presentation. In addition, assets related to guaranteed investment contracts are also included in investments available for sale. See further discussion in Note 7 and Note 12 to the Consolidated Financial Statements.

Investment Performance

Measurement of investment performance is a function of the investment strategy and business purpose for each of the components of the investment portfolio. Investment perfomance is based upon total return of the portfolio that includes net investment income, net realized gains and losses on investments, net realized and unrealized gains and losses on investment derivatives and the change in the net unrealized gains and losses on investments.

Within the actively managed portion of the asset/liability portfolio, the objective is to maximize total investment returns at a risk level that is managed relative to applicable public market fixed income indices. However, the deposit and regulatory holdings portion of the asset/liability portfolio is subject to investment restrictions that limit the effectiveness of active discretionary management. As a result, comparisons of the deposit and regulatory holdings portion of the Company's asset/liability portfolio with public market indices are not meaningful. Due to the unique nature of the underlying liabilities in the Company's structured product portfolio (i.e. deposit liabilities and future policy benefit reserves), customized benchmarks are used to measure performance. Finally, certain of the Company's business investments are private market transactions that cannot be meaningfully compared to certain public indicies. Accordingly, only approximately 40% of the Company's total investment portfolio could be meaningfully compared to public market indicies.

The table below summarizes investment performance for those portions of the asset/liability and risk asset portfolios that could be meaningfully compared to public market indices for each of the years ending December 31 presented below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Asset/Liability Portfolios			
U.S. Investment Grade, Moderate Duration	9.0%	9.2%	10.6%
Lehman Aggregate Bond Index	10.3%	8.4%	11.6%
Relative Performance	(1.3)%	0.8%	(1.0)%
U.S. Investment Grade, Low Duration	3.8%	10.1%	6.1%
Salomon 1-3 Year Treasury Index	5.8%	8.3%	8.0%
Relative Performance	(2.0)%	1.8%	(1.9)%
Euro Aggregate, Unhedged	8.1%	n/a	n/a
Lehman Euro Aggregate Index	9.5%	n/a	n/a
Relative Performance	(1.4)%	n/a	n/a
Pan European, Hedged	23.1%	n/a	n/a
Merrill U.K. / Merrill Pan Europe Composite	25.2%	n/a	n/a
Relative Performance	(2.1)%	n/a	n/a
U.K. Sterling, Unhedged	8.5%	n/a	n/a
Merrill U.K. Sterling Broad Index, 1-10 Years	8.8%	n/a	n/a
Relative Performance	(0.3)%	n/a	n/a
Risk Asset Portfolios — Fixed Income			
U.S. Moderate Grade	1.0%	7.5%	4.7%
Investment Grade / High Yield Composite	7.9%	9.7%	7.1%
Relative Performance	(6.9)%	(2.2)%	(2.4)%
U.S. High Yield	(4.3)%	3.4%	0.1%
CS First Boston High Yield Index	3.1%	5.8%	(5.2)%
Relative Performance	(7.4)%	(2.4)%	5.3%

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Risk Asset Portfolios – Equities			
U.S. Large Cap Growth Equity	(30.1)%	(29.6)%	(9.4)%
Russell 1000 Growth Index	(28.0)%	(20.5)%	(22.5)%
Relative Performance	(2.1)%	(9.1)%	13.1%
U.S. Large Cap Value Equity	(12.5)%	3.8%	n/a
Russell 1000 Value Index	(15.8)%	(5.9)%	n/a
Relative Performance	3.3%	9.7%	n/a
U.S. Small Cap Equity	(15.9)%	5.2%	n/a
Russell 2000 Index	(20.6)%	2.3%	n/a
Relative Performance	4.7%	2.9%	n/a
Non-U.S. Equity	(16.1)%	(18.5)%	(4.4)%
MSCI EAFE Index	(15.9)%	(21.4)%	(11.5)%
Relative Performance	(0.2)%	2.9%	7.1%
Risk Asset Portfolios – Alternative Investments			
Alternative Investments	6.7%	14.3%	15.6%
Standard and Poor's 500 Index	(22.1)%	(11.9)%	(9.2)%
Relative Performance	28.8%	26.2%	24.8%

"n/a" indicates that portfolios comparable to this benchmark have been in existence for less than the period indicated. Returns are time-weighted and have been annualized for periods in excess of one year. U.S. equity indices are shown net of withholding taxes.

Realized loss on investments and other than temporary declines in the value of investments

The Company's investment portfolio is classified as available for sale. Realized investment gains and losses are incurred through the normal turnover of the Company's investment portfolio. Realized investment losses include impairment charges relating to declines in value of securities that are considered to be other than temporary.

See "—Critical Accounting Policies" for further information.

During the year ended December 31, 2002, the Company had net realized losses on investments of $214.2 million. This included gross realized losses on fixed income and equity securities of $526.3 million and $160.1 million, respectively. Gross and net realized losses included $251.5 million of provisions for declines in fair value considered to be other than temporary. Of the total provisions, $144.3 million related to fixed income securities, $77.8 million to equity securities and $29.4 million to other investments. Approximately 44% of the declines in fair value of fixed income and equity securities considered to be other than temporary related to the communications sector, including Worldcom Inc. and Adelphia Communication Corp. in the second quarter of 2002 where the decline in the value of such securities was due to alleged fraud. In addition, approximately $41.0 million of gross realized losses related to sales of Worldcom Inc. and Adelphia Communication Corp.



During the year ended December 31, 2001, the Company had net realized losses on investments of $93.2 million. This included gross realized losses on fixed income and equity securities of $373.6 million and $140.9 million, respectively. Gross and net realized losses on investments included $115.5 million of provisions for declines in fair value considered to be other than temporary, $66.4 million of which related to fixed income and equity securities and $49.1 million of which related to the Company's other investments.

The significant circumstances that contributed to these realized losses in 2002 and 2001 included the high level of distress and default in the telecommunications sector, the Enron Corp. bankruptcy and a general rise in corporate defaults across other sectors in response to the general economic decline in the United States and elsewhere. For the securities that were sold at a loss during the year ended December 31, 2002, the fair market value of the fixed income securities and equity securities at the sales dates was approximately $8.5 billion and $306.0 million, respectively. For the securities that were sold at a loss during the year ended December 31, 2001, the fair market value of the fixed income securities and equity securities at the sales dates was approximately $8.8 billion and $350.0 million, respectively.

With respect to those securities that were sold at a loss during the year ended December 31, 2002 the following is an analysis of the period of time that those securities had been in an unrealized loss position, the amount of the realized loss recorded in the Company's results of operations as of the sale date and the amount of the impairment charge taken in the year:

(U.S. dollars in thousands)

Length of time in a continual unrealized loss position	Fixed Income Securities	Equity Securities
Less than 6 months	$ 284,259	$ 60,925
At least 6 months but less than 12 months	59,350	14,128
At least 12 months but less than 2 years	19,429	6,830
At least 2 years but less than 3 years	18,983	411
Total gross realized loss from sales	382,021	82,294
Impairment charges for declines in value considered to be other than temporary	144,255	77,832
Total gross realized loss	**$ 526,276**	**$ 160,126**

With respect to those securities that were sold at a loss during the year ended December 31, 2001 the following is an analysis of the period of time that those securities had been in an unrealized loss position, the amount of the realized loss recorded in the Company's results of operations as of the sale date and the amount of the impairment charge taken in the year:

(U.S. dollars in thousands)

Length of time in a continual unrealized loss position	Fixed Income Securities	Equity Securities
Less than 6 months	$ 199,658	$ 79,119
At least 6 months but less than 12 months	27,429	27,399
At least 12 months but less than 2 years	106,244	5,602
At least 2 years but less than 3 years	2,101	597
Total gross realized loss from sales	335,432	112,717
Impairment charges for declines in value considered to be other than temporary	38,219	28,147
Total gross realized loss	**$ 373,651**	**$ 140,864**

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall



financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company's analysis of the above factors results in the Company's conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. As mentioned above, the Company considers its intent and ability to hold a security until the value recovers in the process of evaluating whether a security with an unrealized loss represents an other than temporary decline. However, this factor, on its own, does not dictate whether or not the Company recognizes an impairment charge. The Company believes its ability to hold such securities is supported by its positive cash flow from operations where it can generate sufficient cash flow in order to meet its claims payment obligations arising from its underwriting operations without selling such investments. Cash from operating activities was $3.0 billion and $1.4 billion for 2002 and 2001, respectively. However, subsequent decisions on security sales are made within the context of overall risk monitoring, changing information and assessing value relative to other comparable securities. While the Company's external investment managers may, at a given point in time, believe the preferred course of action is to hold securities until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors. The Company believes these subsequent decisions are consistent with the classification of its investment portfolio as available for sale.

During the year ended December 31, 2002, the Company realized a loss of $38.4 million and $7.2 million upon the sale of fixed income securities and equity securities, respectively, that had been in an unrealized loss position for greater than twelve months. During the year ended December 31, 2001, the Company realized a loss of $108.3 million and $6.2 million upon the sale of fixed income securities and equity securities, respectively, that had been in an unrealized loss position for greater than twelve months. The decisions to sell these securities were made by the Company's investment managers based upon a change in market conditions and other factors (which decisions were independent of the Company's previously stated intent and ability to hold such securities).

The significant circumstances that contributed to the realized losses on the Company's fixed income and equity securities during the years ended December 31, 2002 and 2001 also affected the Company's other investments. Of the total impairment charge taken in 2002 and 2001 of $251.5 million and $115.5 million, respectfully, $29.4 million and $49.1 million related to the Company's other investments. The Company's other investments include investments in private equity limited partnerships which also experienced significant market-wide declines. In 2002, the Company wrote down the carrying value of its investment in Mutual Risk Management Ltd by $20.0 million. In 2001, declines in value of the Company's other investments were greatest in the technology sector and write-downs in the portfolio were mainly a result of re-evaluations of technology and financial services investments, reflecting the reduced business prospects of these companies.

Net realized and unrealized gains on investment derivatives result from the Company's investment strategy to economically hedge against interest and foreign exchange risk within the investment portfolio. See "Quantitative and Qualitative Disclosure About Market Risk," and "—Financial Condition and Liquidity" for a more detailed analysis.

Unrealized losses on investments

At December 31, 2002, there was $141.9 million of gross unrealized losses on fixed income and short-term investments and $86.9 million of gross unrealized losses on equity securities. At December 31, 2001, there were $283.9 million of gross unrealized losses on fixed income and short-term investments and $70.0 million of gross unrealized losses on equity securities. These losses include securities below investment grade as discussed above.

The information shown below about the unrealized losses on the Company's investments at December 31, 2002 concerns the potential affect upon future earnings and financial position should management later conclude that some of the current declines in the fair value of these investments are other than temporary declines.

The following is an analysis of how long each of those securities at December 31, 2002 and 2001 had been in a continual unrealized loss position:

(U.S. dollars in thousands)

Type of Securities	Length of time in a continual unrealized loss position	Amount of unrealized loss at December 31, 2002	Amount of unrealized loss at December 31, 2001
Fixed Income and Short-Term	Less than six months	$ 48,188	$ 132,599
	At least 6 months but less than 12 months	47,502	33,412
	At least 12 months but less than 2 years	44,879	48,421
	At least 2 years but less than 3 years	610	55,062
	At least 3 years but less than 4 years	656	13,946
	At least 4 years but less than 5 years	109	—
	At least 5 years but less than 6 years	—	437
	Total	**$ 141,944**	**$ 283,877**
Equities	Less than six months	$ 20,972	$ 35,342
	At least 6 months but less than 12 months	62,859	25,180
	At least 12 months but less than 2 years	2,672	8,853
	At least 2 years but less than 3 years	367	461
	At least 3 years but less than 4 years	—	14
	At least 4 years but less than 5 years	—	93
	At least 6 years but less than 7 years	—	21
	Total	**$ 86,870**	**$ 69,964**

The total gross unrealized losses represented approximately 1,250 fixed income securities out of a total of approximately 10,100 fixed income securities and 1,120 equity securities out of a total of approximately 2,000 equity securities at December 31, 2002. The total gross unrealized losses represented approximately 4,500 fixed income securities out of a total of approximately 6,900 and 930 equity securities out of a total of approximately 1,900 at December 31, 2001.

As discussed under "—Investment Structure and Strategy", the Company operates a risk asset portfolio that includes high yield (below investment grade) fixed income securities. These securities have a higher volatility to changes in fair values than investment grade securities. At December 31, 2002, approximately 5.3% of the Company's fixed income investment portfolio was invested in securities which were below investment grade. Approximately 38% of the unrealized losses in the Company's fixed income securities portfolio at December 31, 2002 related to securities that were below investment grade and there were no securities in an unrealized loss position that were not rated. At December 31, 2001, approximately 5.0% of the Company's fixed income investment portfolio was invested in securities that were below investment grade. Approximately 57% of the unrealized losses in the Company's fixed income investment portfolio at December 31, 2001 related to securities that were below investment grade and 4% related to securities that were not rated.

The following is an analysis of how long each of these below investment grade and unrated securities had been in a continual unrealized loss position at the date indicated.

(U.S. dollars in thousands)

Length of time in a continual unrealized loss position	Amount of unrealized loss at December 31, 2002	Amount of unrealized loss at December 31, 2001
Less than six months	$ 12,689	$ 27,746
At least 6 months but less than 12 months	31,498	96,233
At least 12 months but less than 2 years	25,977	30,831
At least 2 years but less than 3 years	924	7,658
Total	**$ 71,088**	**$ 162,468**

Of the gross unrealized investment losses on the fixed income portfolio at December 31, 2002 of $138.9 million, approximately $120.1 million related to corporate fixed income securities. Within the corporate fixed income securities, approximately 26% was in the communications sector, 21% in the energy sector, 20% in the utilities sector, 8% in the financial sector and 7% in the consumer cyclical sector. No other sector was greater than 5%. Approximately 80 equity securities held by the Company with total unrealized losses of approximately $3.0 million at December 31, 2002 were in a continual unrealized loss position for at least 12 months. The largest unrealized loss in the fixed income portfolio was $8.0 million. All other individual fixed income security unrealized losses were less than $5.0 million. The largest individual unrealized loss in the equity portfolio was $1.4 million.

Of the gross unrealized investment losses on the fixed income portfolio at December 31, 2001 of $280.7 million, approximately $212.4 million related to corporate fixed income securities. Within the corporate fixed income securities, approximately 47% was in the communications sector, 10% in the consumer cyclical sector, 10% in the financial sector and 5% in the basic materials sector. No other sector was greater than 5%. Approximately 120 equity securities held by the Company with total unrealized losses of approximately $9.4 million at December 31, 2001 were in a continual unrealized loss position for at least 12 months. The two largest unrealized losses in the fixed income portfolio were individually between $5.0 million and $10.0 million. All other individual fixed income security unrealized losses were less than $5.0 million. The largest individual unrealized loss in our equity portfolio was $3.2 million. All other individual equity security losses were less than $1.0 million.

At December 31, 2002 and 2001, the following was the maturity profile of the fixed income securities that were in a gross unrealized loss position:

(U.S. dollars in thousands)

Maturity profile in years of fixed income securities in a continual unrealized loss position	Amount of unrealized loss at December 31, 2002	Amount of unrealized loss at December 31, 2001
More than 1 and less than 5 years remaining	$ 22,344	$ 56,080
More than 5 and less than 10 years remaining	56,250	117,494
More than 10 and less than 20 years remaining	14,969	36,058
20 years or more remaining	34,419	61,358
Mortgage backed securities	10,855	9,733
Total	**$ 138,867**	**$ 280,723**



Other Revenues and Expenses

The following table sets forth other revenues and expenses of the Company for each of the three years ended December 31, 2002

(U.S. dollars in thousands):

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Equity in net income of investment affiliates...	$ 64,662	(19.8)%	$ 80,580	15.1%	$70,032
Equity in net (loss) income of insurance and operating affiliates	(15,976)	(201.4)%	(5,300)	(222.6)%	4,323
Other foreign exchange gains	—	NM	—	NM	55,159
Amortization of intangible assets	6,187	(89.4)%	58,569	NM	58,597
Corporate operating expenses	115,915	25.5%	92,355	49.1%	61,935
Interest expense	168,086	48.4%	113,272	60.5%	70,593
Minority interest	13,371	NM	2,113	93.3%	1,093
Income tax expense (benefit)	22,647	NM	(189,914)	NM	(56,356)

Equity in net income of investment affiliates includes returns from the Company's investments in closed-end investment funds, certain limited partnerships and similar investment vehicles. The decrease in 2002 as compared to 2001 is due primarily to lower overall returns in the second and third quarter of 2002 on certain of the Company's investment funds as compared to strong performance of the funds in 2001. The increase in 2001 compared to 2000 is primarily due to increased returns and additional investment in these funds.

Equity in net income of insurance and other operating affiliates in 2002 included a loss of approximately $22.7 million relating to the Company's investment in Annuity and Life Ré Holdings Ltd. ("Annuity and Life Re"). This loss includes a write down of the goodwill component of the Company's investment of $13.3 million in the fourth quarter of 2002 due to a significant decline in the book value of Annuity and Life Ré. While the market value of Annuity and Life Ré's ordinary shares is lower than its book value, the Company believes its carrying value is appropriate at December 31, 2002, as supported by a discounted cashflow analysis of its underlying contracts performed in conjunction with the U.S. term life contracts novated to the Company from Annuity and Life Ré. The Company believes the discounted cash flow analysis is more reliable than the market value as the Company currently has no plans to sell its investment. However, future losses by Annuity and Life Re and the continued depression of its quoted market value may cause the Company to recognize additional losses. Partially offsetting this loss in 2002 is income of $3.5 million relating to FSA International and $1.7 million relating to a new investment made in 2002 in Primus Guaranty, Ltd, which specializes in providing credit risk protection through credit default swaps. In 2001, the equity in net income of insurance and operating affiliates included a loss of $10.9 million related to the Company's share of the loss in Le Mans Ré, mainly related to the September 11 event in 2001, and $1.6 million in Annuity & Life Re. This loss was partially offset by income related to the Company's share of income from FSA International of $6.7 million.

Other foreign exchange gains in 2000 related to the revaluation of a policy benefit reserve denominated in U.K. sterling. The exchange rate movement on the assets matching this policy benefit reserve was included in accumulated other comprehensive loss as those assets are designated as available for sale, and in net realized gains on sales of investments. Effective January 1, 2001, the Company reorganized its corporate and operational structure for its U.K. sterling asset accumulation business such that exchange translation adjustments of this nature were largely matched against corresponding investment portfolio movements with minimal exchange rate effect on net income.

Amortization of intangible assets decreased in 2002 as compared to 2001 due to the adoption of FAS 142, where the Company is no longer required to amortize goodwill. Had FAS 142 been effective on January 1, 2000, the amortization expense would have been approximately $1.1 million and $1.0 million in

2001 and 2000, respectively. The increase in the amortization of intangible assets in 2002 related to the intangible assets acquired in the consolidation of Le Mans Ré. The Company assessed the carrying value of goodwill as of June 30, 2002 in accordance with FAS 142 and at that time, determined that goodwill assets were unimpaired. The Company continues to review the carrying value related to all of its investments and as further information becomes available, the Company will adjust the carrying value of goodwill as appropriate.

Corporate operating expenses increased by 25.5% in 2002 as compared to 2001 due primarily to the continued integration of the Company's global operations and increased costs for Directors and Officers' insurance in line with the market in general. In addition, the Company is developing a network of shared service organizations to support operations in certain locations on a centralized basis to improve efficiency over the longer term. This build up of infrastructure, along with the continued integration of the acquired Winterthur International operations, is expected to increase corporate operating expenses in 2003.

Corporate operating expenses in 2001 included a charge of $14.0 million related to Winterthur International integration costs and increased infrastructure costs necessary to support the growing worldwide operations of the Company. Corporate operating expenses in 2000 included $5.7 million relating to charges for employee severance and other costs relating to the realignment of Company's operations.

The increase in minority interest in 2002 is primarily attributable to the increased profitability of XL Financial Assurance Ltd, for which 15% ownership is held by a third party.

The increase in interest expense in 2002 over 2001 primarily reflected an increase in the level of indebtedness. Notes payable and debt were $1.9 billion and $1.6 billion at December 31, 2002 and 2001, respectively. This increase reflects a full year of interest on debt issued in 2001 and the issuance of $600.0 million 6.5% Guaranteed senior notes in January 2002 which was used to pay down two 5-year revolving credit facilities of $350.0 million. In addition, interest expense includes $65.9 million and $47.9 million of accretion charge relating to deposit liability transactions for the years ended December 31, 2002 and 2001 respectively. The increase in interest expense in 2001 over 2000 reflects the effect of $1.1 billion of new debt raised by the Company in the second and third quarters of 2001. The continuing existence of the debt at existing interest rates is dependent upon the Company's continued compliance with its debt covenants. For further discussion see the Company's financing structure as outlined in "Financial Condition and Liquidity."

The change in the Company's income taxes principally reflects the effects of losses arising from the September 11 event and the decline in the profitability of the U.S. operations for each year. Deterioration of the casualty book in 2001 and 2000 resulted in pre-tax net losses for U.S. operations, generating an income tax benefit for both years. The deferral of tax losses is evaluated based upon the future profitability of the Company's taxable entities and under current projections, the Company anticipates using this asset by 2007. The Company's net deferred tax asset at December 31, 2002 is $320.6 million, which consists principally of net operating losses generated by subsidiaries in the U.S. and U.K. Should the taxable income of these entities fall below expectations, a further valuation allowance may have to be established which could be significant. In addition, if any further losses are generated by these entities, these losses may not be tax effected. See Note 24 to the Consolidated Financial Statements.

Financial Condition and Liquidity

As a holding company, the Company's assets consist primarily of its investments in subsidiaries and the Company's future cash flows depend on the availability of dividends or other statutorily permissible payments from its subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries the Company operates in, including, among others, Bermuda, the United States, Ireland, Switzerland and the United Kingdom, and those of the Society of Lloyd's and certain contractual provisions. See Note 25 to the Consolidated Financial Statements for further discussion. No assurance can be given that the Company or its subsidiaries will be permitted to pay dividends in the future.

The Company's ability to underwrite business is largely dependent upon the quality of its claims paying and financial strength ratings as evaluated by independent agencies. The Company regularly provides financial information to these agencies to both maintain and enhance existing ratings.

The Company's shareholders' equity at December 31, 2002 was $6.6 billion, of which $2.4 billion was retained earnings. Shareholders' equity included the issue of 20.7 million Preference Ordinary Shares for net proceeds of $503.6 million in the third and fourth quarters of 2002 used for general corporate purposes.

The Company has had several ordinary share repurchase programs in the past as part of its capital management strategy. On January 9, 2000, the Board of Directors authorized a program for the repurchase of ordinary shares up to $500.0 million. The Company has $135.4 million remaining in its ordinary share repurchase authorization. During the year ended December 31, 2002, no ordinary shares were repurchased in the open market. The Company has repurchased ordinary shares from employees and directors in relation to share swaps on option exercises and withholding tax on restricted stock.

As at December 31, 2002, the cumulative currency translation adjustments were $60.4 million. This is shown as part of accumulated other comprehensive income and primarily related to unrealized losses on foreign currency exchange rate movements relating to Winterthur International operations that have a functional currency that is not the U.S. dollar.

Financial Condition

The Company's balance sheet changed significantly from December 31, 2001 to December 31, 2002 due primarily to the growth of the Company's operations.

Inflation can have an effect on the Company in that inflationary factors can increase damage awards and potentially result in larger claims. The Company's underwriting philosophy is to adjust premiums in response to inflation, although this may not always be possible due to competitive pressure. Inflationary factors are considered in determining the premium level on any multi-year policies at the time contracts are written.

Unpaid losses and loss adjustment expense reserves on general operations at December 31, 2002 was $13.2 billion. The Company establishes reserves to provide for estimated claims, the general expenses of administering the claims adjustment process and for losses incurred but not reported. These reserves are calculated using actuarial and other reserving techniques to project the estimated ultimate net liability for losses and loss expenses. The Company's reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and does not represent any admission of liability with respect to any claims made against the Company's subsidiaries. No assurance can be given that actual claims made and payments related thereto will not be in excess of the amounts reserved. See "Unpaid Losses and Loss Expenses" and Note 10 to the Consolidated Financial Statements for further discussion.

Unpaid losses and loss expenses recoverable increased significantly during 2001 primarily due to the acquisition of Winterthur International and the September 11 event. See Notes 6 and 4 to the Consolidated Financial Statements for further information. Unpaid losses and loss expense recoverables were $5.0 billion and $4.6 billion at December 31, 2002 and 2001 respectively. At December 31, 2002 and 2001, reinsurance balances receivable were $1.2 billion and $1.6 billion respectively.

Of the total unpaid losses and loss expenses recoverable and reinsurance balances receivable at December 31, 2002 and 2001 of $6.2 billion, no individual reinsurer accounted for 10% or more of the total. The Company is the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $1.6 billion at December 31, 2002, collateralizing reinsurance recoverables with respect to certain reinsurers.

Included in unpaid loss and loss expenses recoverable at December 31, 2002 is an unsecured, reinsurance recoverable from the Seller of $514.8 million, related to the acquisition of Winterthur International. This amount is subject to ongoing adjustment, and the Seller is currently rated A by Standard and Poor's. The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned reserves relating to the acquired Winterthur International business. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA. The SPA provides for arbitration should the Seller and the

Company disgree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. An impairment also may result in the event that the Company and the Seller agree on an amount that is less than the amount shown as a recovery in the Company's financial statements or to the extent that any amount proves to be uncollectible from the Seller for any reason.

Excluding the recoverable from the Seller described above, approximately 80% of the total unpaid loss and loss expense recoverable and reinsurance balances receivable (excluding collateral held) outstanding at December 31, 2002 were due from reinsurers rated A or better by Standard and Poor's. The following is an analysis of the total recoverable and reinsurance balances receivable at December 31, 2002 by reinsurers owing more than 3%:

Name of reinsurer	Standard and Poor's rating	% of total
Swiss Re	AA+	7.6
Lloyd's Syndicates	A	7.5
Munich Re	AA+	5.1
GE Frankona Ruckversicherungs	AA-	4.9
London Life and General Reinsurance Company Ltd.	*	3.9
Hannover Ruckversicherungs AG	AA	3.5
Centre Reinsurance International Company	A+	3.2

* London Life and General Reinsurance Company is rated A by A.M. Best.

In addition, at December 31, 2002, approximately $1.8 billion of the total recoverable balance of $6.2 billion related to reinsurance recoverables for Winterthur International operations. The recoverability of these balances is also guaranteed under the SPA as described above.

At December 31, 2001, the largest reinsurance balance receivable and unpaid loss recoverable from a single reinsurer was $355.2 million due from Hannover Re (Ireland) Ltd, and $79.1 million from their affiliate, E+S Reinsurance (Ireland), Ltd, which are both rated A+ by A.M. Best.

As at December 31, 2002 and 2001, the reserve for potential non-recoveries from reinsurers was $47.3 million and $49.7 million, respectively.

Liquidity

Certain business written by the Company has loss experience generally characterized as having low frequency and high severity. This may result in volatility in both the Company's results and operational cash flows. Operational cash flows during 2002 improved compared to 2001 primarily due to growth in premiums written, including life premiums. At December 31, 2002, cash flow had not been negatively affected by the September 11 event as approximately 75% of total incurred losses are in unpaid loss and loss expense reserves at December 31, 2002. The relatively low percentage of paid claims to date is due to the size and complexity of the claims and the fact that approximately 60% of the Company's ultimate incurred losses related to the reinsurance segment where there is an inherent lag between the timing of a loss event and when it is reported by the ceding company. The Company has reviewed the anticipated cash flow from the September 11 event and believes it has sufficient liquidity to meet payments as they come due.

In 2002, 2001 and 2000, the total amounts of net losses paid from general operations by the Company were $2.8 billion, $1.8 billion and $1.7 billion, respectively. The increase in 2002 and 2001 is due to the growth in operations and the acquisition of Winterthur International.

In 2002, the Company made the following significant investments:

(1) Effective January 2002, the Company completed the acquisition of a 67% majority shareholding in Le Mans Ré, increasing its shareholding from 49% at December 31, 2001. Cash paid, net of cash acquired, was $45.5 million. An additional $138.5 million is expected to be paid in 2003 to complete the 100% acquisition of this subsidiary.

(2) The Company invested a further $717.5 million in alternative investment managers, related investment funds and insurance affiliates. The majority of this amount included four separate investments in funds managed by FrontPoint Partners LLC, an investment in SPhinX Ltd., a fund designed to track an S&P Hedge Fund Index, and an investment in Primus Guaranty, Ltd, which specializes in providing credit risk protection through credit default swaps. The Company has commitments to invest a further $224.1 million over the next five years in alternate investment managers, related investment funds, certain limited partnerships, insurance affiliates, and collateralized debt/equity investments.

In connection with the acquisition of Winterthur International, a limited recourse receivables financing facility previously available to these operations from Winterthur Swiss Insurance Company was made available to the Company. The balance outstanding at December 31, 2002 was $338.6 million and is included in other liabilities in the Consolidated Balance Sheet.

Capital resources

As at December 31, 2002, the Company had bank, letter of credit and loan facilities available from a variety of sources, including commercial banks, totaling $4.6 billion of which $1.9 billion in debt was outstanding. In addition, $2.5 billion of letters of credit were outstanding as at December 31, 2002, 6.5% of which were collateralized by the Company's investment portfolio, supporting U.S. non-admitted business and the Company's Lloyd's capital requirements.

During 2002 and 2001, borrowings under these facilities were $0.8 billion and $1.2 billion, respectively, and repayments under the facilities were $0.6 billion and $50.0 million, respectively. Borrowings in 2002 were used to pay down two 5-year revolvers and for general corporate purposes. Borrowings in 2001 were used to repurchase $66.4 million of the Company's shares and for general corporate purposes. The total pre-tax interest expense on notes and debt outstanding during the years ended December 31, 2002 and 2001 was $102.2 million and $65.4 million, respectively. Associated with the Company's bank and loan commitments are various loan covenants with which the Company was in compliance throughout the year ended December 31, 2002. These facilities contain various cross default provisions and covenants, including a minimum rating requirement, as further described below under "Cross Defaults and Other Provisions in Debt Documents".

The following tables present the Company's indebtedness under outstanding securities and lenders' commitments as at December 31, 2002

(U.S. dollars in thousands):

				Payments Due by Period			
Notes Payable and Debt	Commitment	In Use	Year of Expiry	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
364-day revolver	$ 500,000	$ —	2002	$ —	$ —	$ —	$ —
7.15% Senior Notes (1)	99,979	99,979	2005	—	100,000	—	—
6.58% Guaranteed Senior Notes	255,000	255,000	2011	—	—	—	255,000
6.50% Guaranteed Senior Notes (1)	597,123	597,123	2012	—	—	—	600,000
Zero Coupon Convertible Debentures "CARZ" (1)	625,805	625,805	2021	—	—	—	1,010,833
Liquid Yield Option Notes™ "LYONs"(1)	300,050	300,050	2021	—	—	—	511,351
Total	$ 2,377,957	$ 1,877,957		$ —	$ 100,000	$ —	$ 2,377,184

(1) "Commitment" and "In Use" data represent December 31, 2002 accreted values. "After 5 years" data represents ultimate redemption values for 2021. The convertibles may be "put" or converted by the bondholders at various times prior to the 2021 redemption date. The Company may also choose to "call" the CARZ and LYONs, from May and September 2004, respectively, onwards.

In January 2002, the Company issued $600.0 million par value 6.50% Guaranteed Senior Notes due January 2012. The notes were issued at $99.469 and gross proceeds were $596.8 million. Related expenses of the offering amounted to $7.9 million. Proceeds of the notes were used to pay down two 5-year revolvers of a total of $350.0 million and for general corporate purposes. These credit facilities were subsequently cancelled.

In August 2002, the Company issued 9.2 million of 8% Series A preference ordinary shares ("Series A preference shares"). Gross proceeds were $230.0 million and related expenses were $7.2 million. Upon dissolution of the Company, the holders of the Series A preference shares are entitled to receive a liquidation preference of $25 per share, plus accrued dividends. Dividends on the preference Shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Series A preference shares on or after August 14, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the Series A preference shares before August 14, 2007 at specified redemption prices, plus accrued dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Series A preferred shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Series A preference shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

In November 2002, the Company issued 11.5 million 7 5/8% Series B preference ordinary shares ("Series B preference shares"). Gross proceeds were $287.5 million and relate expenses were $9.1 million. Upon dissolution of the Company, the holders of the Series B preference shares are entitled to receive a liquidation preference of $25 per share, plus accrued dividends. Dividends on the preference shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Series A preference ordinary shares on or after November 18, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the B preference shares before November 18, 2007 at specified redemption prices, plus accrued dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Series B preferred shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Series B preference shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

The following table presents, as at December 31, 2002, the Company's letter of credit facilities available, in use and when those facilities are due to expire

(U.S. dollars in thousands):

Other Commercial Commitments	Commitment	In Use	Year of Expiry	Amount of Commitment Expiration Per Period: Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Letter of credit facilities (1)..	$ 2,744,051	$ 2,462,544	2003	$ 2,744,051	—	—	—

(1) Of the total letter of credit facilities above, $500.0 million is included in the 364-day revolver under notes payable and debt commitments.

The Company has several letter of credit facilities provided on a syndicated and bilateral basis from commercial banks. These facilities (as well as the off balance sheet collateral arrangement described below) are utilized to support non-admitted insurance and reinsurance operations in the U.S. and capital requirements at Lloyd's. All of the commercial facilities are scheduled for renewal during 2003. In addition to letters of credit, the Company has established insurance trusts in the U.S. that provide cedents with statutory relief required under state insurance regulation in the U.S. It is anticipated that the commercial facilities will be renewed on expiry but such renewals are subject to the availability of credit from banks utilized by the Company. In the event that such credit support is insufficient, the Company could be required to provide alternative security to cedents. This could take the form of additional insurance trusts supported by the Company's investment portfolio or funds withheld using the Company's cash resources. The value of letters of credit required is driven by, among other things, loss development of existing reserves, the payment pattern of such reserves, the expansion of business written by the Company and the loss experience of such business.


F37

On June 27, 2002, the Company renewed its principal 364-day letter of credit and credit facility. The combined capacity of the new facility is $2.0 billion of which up to $500.0 million is available in the form of revolving credit. On July 24, 2002, the Company replaced letters of credit provided by the previous owner of the Winterthur International operations with letters of credit issued from its 364-day facility. During September 2002, the Company canceled a secured $150.0 million letter of credit facility that had been unutilized. In November 2002, the Company renewed its unsecured syndicated letter of credit facility that supports its operations at Lloyd's. The renewed facility is denominated in U.K. sterling and is approximately $500.0 million at December 31, 2002. Also included in the table above are two secured letter of credit facilities utilized by Le Mans Ré.

The Company entered into a new $100.0 million letter of credit facility in January 2003.

In February 2003, the Company entered into an aggregate of $300.0 million of commercial paper-based credit facilities (the "Credit Facilities") and expects to increase these facilities to $500.0 million later in 2003. The proceeds of advances under the Credit Facilities were used to fund a trust account ("Trust") to collateralize the reinsurance obligations of the Company under an intercompany quota share reinsurance agreement. The Company's repayment obligations under the Credit Facilities are collateralized by securities deposited into one or more segregated accounts over which the agent under the Credit Facilities has a fully perfected first priority security interest. The Company's obligations under the Credit Facilities prior to the stated maturity of February 25, 2007 if certain events occur, including the insolvency of the Company, the withdrawal of assets from the Trust by the ceding company, the downgrade of the Company's credit ratings below certain specified levels, the failure of the agent to have a first priority perfected security interest in the collateral posted by the Company and various other customary default provisions. At maturity, the Company will be obligated to make payments in an amount equal to the principal and accrued interest outstanding under the Credit Facilities. The Company intends for the Trust to invest in securities issued by one or more of the lenders under the Credit Facilities (provided that such securities qualify for inclusion in the Trust) and the Company has the right, and the intention, to offset these lender-issued securities against the Company's repayment obligations under the Credit Facilities. The issued securities and the Company's repayment obligations will be recorded as a net balance on the Company's balance sheet. In the event that in the future the Company were to not have the right to offset such assets (as, for example, would be the case if the assets in the Trust were withdrawn in order to satisfy the Company's reinsurance obligations or if lender-issued securities could not be held in the Trust because they did not qualify as permitted assets under the trust agreement), then all or a portion of the assets in the Trust and the Company's repayment obligations under the Credit Facilities would be required to be included as assets and liabilities on a gross basis, respectively, on the Company's balance sheet.

The Company reviews current and projected collateral requirements on a regular basis, as well as new sources of collateral. Management's objective is to maintain an excess amount of collateral sources over expected uses. The Company also reviews its liquidity needs on a regular basis.

Convertible Debt Securities

In 2001, the Company issued two convertible debt securities as further described below and in the indentures relating to such bonds. These bonds carry a zero coupon, meaning that, under normal circumstances, the Company is not required to pay cash interest at any time during the life of the bonds or at maturity.

In May 2001, the Company issued $1,010.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of CARZ at $593.57 per bond and, unless converted or repaid before their due date of May 2021, they will be repaid in May 2021 at $1,000 per bond, at a total cost of $1.01 billion. The accretion rate is 2.625% per annum on a semi-annual basis or 2.6422% per annum on an annual basis. In September 2001, the Company also issued $508.8 million principal amount at maturity (subsequently increased to $511.4 million under the provisions of the upward accretion rate adjustment described below) of LYONs at an initial price of $565.01 per bond. The LYONs will be repaid at $1,004.93 each (originally $1,000.00 each but subsequently increased as a result of the accretion rate adjustment described below) unless converted or repaid before their due date of September 2021, at a total cost of $511.4 million. The accretion rate on the LYONs was originally 2.875% per annum on a semi-annual basis or

2.89566% per annum on an annual basis. The accretion rate for the year to September 7, 2003, was increased by 0.5% per annum on a semi-annual basis to 3.375% per annum on a semi-annual basis and 3.403% per annum on an annual basis as a result of the Company's ordinary share price in the 30-day period leading up to the first put date in September 2002. The accretion rates will revert to their original rates in September 2003 unless the contingent additional accretion feature is once again triggered by the Company's ordinary share price performance in a 30-day period leading up to the second put date. Although both the CARZ and LYONs are due to be repaid in 2021, there are several features that may result in the bonds being repaid or converted into the Company's Class A Ordinary Shares before the redemption date. As these features include market-driven features and options available to the Company and bondholders, it is not possible to determine if the bonds will remain outstanding until their scheduled maturity in 2021.

Each of the CARZ and LYONs provide the bondholders the right to require the Company to repurchase the bonds on predetermined dates (put dates) at predetermined values as set forth in the relevant indenture. The remaining put dates for the CARZ occur on May 23 of 2004, 2006, 2008, 2011 and 2016. The remaining put dates for the LYONs occur on September 7 of 2003, 2004, 2006, 2008, 2011 and 2016. The Company may, at its option, pay the repurchase price in cash or Class A ordinary shares or a combination thereof.

In addition, each of the CARZ and LYONs provide for a contingent conversion feature that gives the bondholders the right to convert the bonds into the Company's shares at other times during the life of the bonds if the market price of the Company's shares is at certain levels. Accordingly, if the Company's ordinary share price is at least 110% of the accreted conversion price for at least twenty of the thirty days during the relevant conversion period, the bondholders would have the right to convert the bonds into ordinary shares. If converted for ordinary shares, each CARZ would be converted into 5.9467 ordinary shares and each holder of a LYONs would receive 5.277 ordinary shares. The accreted values would be determined by applying the accretion rate to the initial issue price. In the example of CARZ, the accreted price on May 23, 2003 will be $625.36 determined by adding two years' accretion of 2.6422% per annum on an annual basis to the original issue price of $593.57.

The holders of each of the CARZ and LYONs also have the right to convert the bonds for ordinary shares in the event that the trading price of the bonds for a predetermined period falls below 95% of the value of the equivalent number of shares, provided however, if the ordinary shares are trading at a predetermined premium to the accreted price of the bonds, holders may receive cash, ordinary shares or a combination thereof in lieu of ordinary shares upon conversion.

These bonds also provide for interest rates to be adjusted in the event that the Company's ordinary share price falls below certain levels specified in the relevant indenture relative to the conversion price.

In addition, in the event that the credit ratings assigned to the bonds by S&P's fall below BBB+, the bonds would be convertible into ordinary shares at 5.9467 ordinary shares per CARZ and 5.277 ordinary shares per LYONs. The rating assigned to the bonds at the time of issue was A+. Some corporate transactions, such as a change of control of the Company, would give the bondholders the right to require the Company to repurchase the bonds at the accreted value of the bonds at that time.

The bonds become immediately due if an event of default occurs and 25% or more of the bondholders demand repayment of the accreted value at the time of such event. Such an event of default would include failure to pay amounts due on the notes, an event of default occurring under the Company's other credit facilities, or certain other events such as bankruptcy or insolvency of the Company. Further descriptions of the events of default are contained in the indentures and consequences to the Company are described under "Cross Default and Other Provisions in Debt Documents".

The bonds are also callable as the Company has the right to redeem the bonds for cash, in full or in part, at their accreted value at any time after May 23, 2004, in the case of the CARZ, and September 7, 2004, in the case of the LYONs.

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal value ascribed to the puts, as the contingent events of these features are considered unlikely to occur or to the interest rate adjustment feature due to the current trading value of the bonds. Due to the contingent nature of the conversion features of these debt securities, there is no impact on fully diluted earnings (loss) per ordinary share at this time.

Cross-Default and Other Provisions in Debt Documents

The following describes certain terms of the documents referred to below. All documents referred to below have been filed with the SEC and should be referred to for an assessment of the complete contractual obligations of the Company.

In general, all of the Company's bank facilities, indentures and other documents relating to the Company's outstanding indebtedness, including the Credit Facilities discussed above (collectively, the "Company's Debt Documents"), as described above, contain cross default provisions to each other and the Company's Debt Documents (other than the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures) contain affirmative covenants. These covenants provide for, among other things, minimum required ratings of the Company's insurance and reinsurance operating subsidiaries (other than its AAA financial guaranty companies) and the level of secured indebtedness in the future. In addition, generally each of the Company's Debt Documents provide for an event of default in the event of a change of control of the Company or some events involving bankruptcy, insolvency or reorganization of the Company. The Company's credit facilities and the 6.58% Guaranteed Senior Notes also contain minimum consolidated net worth covenants.

Under the Company's 364-day facility and ten-year private placement notes described above, in the event that the Company fails to maintain a claims paying rating of at least A from A.M. Best or the Company's insurance and reinsurance rated operating subsidiaries (other than its AAA financial guaranty companies) fail to maintain a rating of at least A from S&P, an event of default would occur.

Each of the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures contains a cross default provision. In general, in the event that the Company defaults in the payment of indebtedness in the amount of $50.0 million or more, an event of default would be triggered under both the LYONs and 6.5% Guaranteed Senior Notes indentures. Under the CARZ indenture, in the event that the Company defaults in the payment of indebtedness in the amount of $100 million or more, an event of default would be triggered.

Given that all of the Company's Debt Documents contain cross default provisions, this may result in all holders declaring such debt due and payable and an acceleration of all debt due under those documents. If this were to occur, the Company may not have funds sufficient at that time to repay any or all of such indebtedness.

In addition, the Company's unsecured Lloyd's letter of credit facility provides that, in the event that the Company's insurance and reinsurance rated operating subsidiaries fall below A (as generally measured by the lower of the financial strength rating from A.M. Best or S&P at any time), the facility would then be required to be fully secured by the Company, at which time the Company would be required to either (i) provide an amount in cash to cover an amount equal to the aggregate letters of credit outstanding at that time or (ii) deposit assets in trust securing 105% of the aggregate letters of credit outstanding at that time. If this were to occur, the Company may not be able to provide the collateral required in order to maintain this facility.

Long Term Contractual Obligations

The following table presents the Company's long term contractual obligations and related payments as at December 31, 2002, due by period. This table excludes further commitments of $224.1 million to the Company's alternate investment managers, related investment funds, certain limited partnerships, insurance affiliates, collateralized debt/equity investments and letter of credit facilities of $2.7 million. See Note 14 and Note 18 to the Consolidated Financial Statements for further information.



(U.S. dollars in thousands):

Contractual Obligations	Payments due by period Total	Less than 1 year	1- less than 3 years	3- less than 5 years	More than 5 years
Long-term debt obligations (1)........	$ 2,477,184	$ —	$ 100,000	$ —	$ 2,377,184
Operating lease obligations.............	268,951	28,141	50,924	43,996	145,890
Total......................	$ 2,746,135	$ 28,141	$ 150,924	$ 43,996	$ 2,523,074

(1) The long term debt obligations include the ultimate redemption values on the CARZ and LYONs up to 2021 and therefore the total obligation amount is greater than the current notes payable and debt outstanding at December 31, 2002.

See Note 14 and Note 18 to the Consolidated Financial Statements for further information.

Variable Interest Entities and Other Off-Balance Sheet Arrangements

The Company utilizes variable interest entities both indirectly and directly in the ordinary course of the Company's business. At the transactional level, the Company provides various forms of credit enhancement including financial guaranty insurance and reinsurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and structured single risk based obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through variable interest entities. In synthetic transactions the Company guarantees payment obligations of counterparties including special purpose vehicles under credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance or enters into a credit default swap in respect of the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

In February 2003, the Company entered into an aggregate of $300.0 million of commercial paper-based credit facilities (the "Credit Facilities") and expects to increase these facilities to $500.0 million later in 2003. The proceeds of advances under the Credit Facilities were used to fund a trust account ("Trust") to collateralize the reinsurance obligations of the Company under an intercompany quota share reinsurance agreement. The issued securities and the Company's repayment obligations will be recorded as a net balance on the Company's balance sheet because the Company has a contractual legal right of offset. In the event that in the future the Company were to not have the right to offset such assets (as, for example, would be the case if the assets in the Trust were withdrawn in order to satisfy the Company's reinsurance obligations or if lender-issued securities could not be held in the Trust because they did not qualify as permitted assets under the trust agreement), then all or a portion of the assets in the Trust and the Company's repayment obligations under the Credit Facilities would be required to be included as assets and liabilities on a gross basis, respectively, on the Company's balance sheet. See also "Financial Condition and Liquidity" for more details regarding this off balance sheet collateral arrangement.

The Company may be required to consolidate up to $2.4 billion of assets and liabilities (commencing in the third quarter of 2003) relating to the following variable interest entities due to the level of variable interest retained by the Company and its related parties. Management is assessing alternatives with regards to restructuring these entities in order to mitigate this result and any impact on its financial covenants.

The Company has an investment in an asset backed commercial paper conduit that invests funds provided through a commercial paper and a Euro Medium Term Note program. The assets of this company are guaranteed by an unrelated third party, subject to a $25.0 million deductible. The Company has invested in a $30.0 million subordinate note which is the Company's maximum exposure to loss as a result of its involvement with this variable interest entity. The Company could experience a loss in the event that the assets of the underlying commercial paper conduit do not perform as expected. The investment company has assets and liabilities of approximately $950.0 million at December 31, 2002 and 2001.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands of which the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $715.0 million as at December 31, 2002. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity is $544.1 million as of December 31, 2002. The Company could experience a loss in the event that the underlying assets do not perform as expected.

The Company has a residual interest in an asset backed securities collateralized bond obligation ("CBO"). The CBO had assets of $304.9 million and liabilities of $289.4 million as of December 31, 2002. Through the Company's investment in the CBO's preferred shares, the Company's maximum exposure to loss as a result of its investment in this variable interest entity was $3.3 million as of December 31, 2002. The Company also has indirect exposure to loss through its investment in affiliates. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

The Company has an investment in the junior notes of a collateralized debt obligation ("CDO"). The Company also issued financial guaranties for the senior notes of the CDO. As of December 31, 2002, the CDO had assets of $452.7 million and liabilities of $395.6 million and the Company's maximum exposure to loss as a result of its financial guaranties and investment in this variable interest entity was approximately $425.0 million. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

Recent Accounting Pronouncements

See Note 2(s) to the Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Current Outlook

The worldwide property and casualty insurance and reinsurance industry is highly competitive. The Company generally competes on the basis of financial strength, coverage terms, claims paying rating and reputation, price and customer service. The markets for the Company's insurance and reinsurance products are characterized by strong and, at times, intense price competition. Although most of the property and casualty markets in which the Company operates have seen substantial improvements in pricing and policy terms and conditions in 2002, asset defaults and devaluations as well as adverse reserve development have caused erosion of the balance sheets of many global insurers and reinsurers. This has led to downgrades for some of the strongest reinsurers and outright market withdrawals by others. This reduction in the capital supply has contributed to price increases coupled with coverage restrictions and has led to the entrance of new capital in the form of new companies, risk securitization and alternative carriers. The Company believes that competitive forces will continue to be present in the industry. Some of the Company's competitors possess significantly greater financial and other resources than the Company.

The Company believes that premium rate increases and favorable terms and conditions will remain for the near term for most lines of property and casualty business that the Company writes. This is based on a number of factors, including continued large loss activity in the insurance industry; reduced capacity for major insurers and reinsurers due to the decline in the world equity markets and lower interest rates; legacy losses such as asbestos that continue to affect the industry; and rating agency downgrades of competitors. In addition, the Company believes that its global presence and current AA financial strength rating from S&P for its property and casualty subsidiaries gives the Company a competitive advantage.



Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 ("PSLRA") provides a "safe harbor" for forward-looking statements. Any prospectus, prospectus supplement, the Company's Annual Report to ordinary shareholders, any proxy statement, any other Form 10-K, Form 10-Q or Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. Such statements include forward-looking statements both with respect to the Company in general, and to the insurance, reinsurance and financial products and services sectors in particular (both as to underwriting and investment matters). Statements which include the words "expect", "intend", "plan", "believe", "project", "anticipate", "will", and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the PSLRA or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. The Company believes that these factors include, but are not limited to, the following: (i) rate increases and improvements in terms and conditions may not be as large or significant as the Company is currently projecting; (ii) the timely and full recoverability of reinsurance placed by the Company with third parties, or other amounts due to the Company, including, without limitation, amounts due to the Company from the Seller in connection with the Company's acquisition of Winterthur International; (iii) the projected amount of ceded reinsurance recoverables and the ratings and creditworthiness of reinsurers may change; (iv) the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by the Company; (v) ineffectiveness or obsolescence of the Company's business strategy due to changes in current or future market conditions; (vi) increased competition on the basis of pricing, capacity, coverage terms or other factors; (vii) greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than the Company's underwriting, reserving or investment practices anticipate based on historical experience or industry data; (viii) developments in the world's financial and capital markets which adversely affect the performance of the Company's investments and the Company's access to such markets; (ix) the potential impact on the Company from government-mandated insurance coverage for acts of terrorism; (x) the potential impact of off-balance sheet arrangements on the Company; (xi) developments in bankruptcy proceedings or other developments related to bankruptcies of companies insofar as they affect property and casualty insurance and reinsurance coverages or claims that the Company may have as a counterparty; (xii) availability of borrowings and letters of credit under the Company's credit facilities; (xiii) changes in regulation or tax laws applicable to the Company or its subsidiaries, brokers or customers; (xiv) acceptance of the Company's products and services, including new products and services; (xv) changes in the availability, cost or quality of reinsurance; (xvi) changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; (xvii) loss of key personnel; (xviii) the effects of mergers, acquisitions and divestitures; (xix) changes in rating agency policies or practices; (xx) changes in accounting policies or practices or the application thereof; (xxi) legislative or regulatory developments; (xxii) changes in general economic conditions, including inflation, foreign currency exchange rates and other factors; (xxiii) the effects of business disruption or economic contraction due to war, terrorism or other hostilities; and (xxiv) the other factors set forth in the Company's other documents on file with the SEC. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company enters into derivatives and other financial instruments primarily for risk management purposes. The Company's derivative transactions can expose the company to credit default swap risk, weather and energy risk, investment market risk, and foreign currency exchange rate risk. The Company attempts to manage these risks based on guidelines established by senior management. Derivative instruments are carried at fair value with the resulting changes in fair value recognized in income in the period in which they occur.

The following risk management discussion and the estimated amounts generated from the sensitivity and value-at-risk ("VaR") analyzes presented in this document are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to, among other things, actual developments in the global financial markets. The results of analysis used by the Company to assess and mitigate risk should not be considered projections of future events of losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cautionary Note Regarding Forward-Looking Statements."

Credit Default Swap Risk

The Company enters into swaps written under ISDA forms in its insurance and financial products and services segments as an extension of its financial guaranty business. The fair value is determined using models developed by the Company and is dependent upon a number of factors, including changes in interest rates, future default rates, changes in credit quality, future expected recovery rates and other market factors. Other elements of the change in fair value are based upon pricing established at the inception of the contract. A change in the interest, default and recovery rate assumptions would cause the fair value associated with credit default swaps to decrease as follows:

(U.S. dollars in thousands)

Assumptions	% Change	Decrease in Fair Value
Interest rate	1% decrease	$2,447
Default rate	10% increase	$5,797
Recovery rate	10% decrease	$5,720

Weather and Energy Risk

The Company offers weather and energy risk management products in insurance or derivative form to end-users, while managing the risks in the over-the-counter and exchange traded derivatives markets. In addition to entering into transactions with end-users, (which represents the majority of the Company's weather and energy derivative transactions) the Company also maintains a smaller weather and energy derivatives trading portfolio. As of the year ended December 31, 2002, a majority of the Company's outstanding weather transactions were due to mature on or before December 31, 2003.

During 2002, the Company initiated a limited trading portfolio of listed natural gas futures and options and over-the-counter contracts with similar terms to support its anticipated offering of energy risk management products to end-users in 2003.

Fair values for the Company's natural gas contracts are determined through the use of quoted market prices. As quoted market prices are not widely available in the weather derivative market, management uses available market data and internal pricing models based upon consistent statistical methodologies to estimate fair values. Estimating fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, realized and forecasted weather conditions, changes in interest rates and other market factors.



The following table summarizes the movement in the fair value of contracts outstanding during the year ended December 31, 2002:

(U.S. dollars in thousands)

	Unrealized gain (loss)
Fair value of contacts outstanding, beginning of the year	$ (1,104)
Contracts realized or otherwise settled	(4,891)
Fair value of new contracts	(2,375)
Other changes in fair value	2,346
Fair value of contracts outstanding, end of year	$ (6,024)

The following table summarizes the maturity of contracts outstanding at December 31, 2002:

(U.S. dollars in thousands)

Source of Fair Value	Less than 1 Year	1-3 Years	4-5 Years	Greater than 5 Years	Total Fair Value
Prices actively quoted	$ (14,321)	$ (578)	$ —	$ —	$ (14,899)
Prices based on models and other valuation methods	(2,900)	6,092	4,316	1,367	8,875
Total fair value of contracts outstanding	$ (17,221)	$ 5,514	$ 4,316	$ 1,367	$ (6,024)



Market Risk

Market risk for the Company's commodity portfolio relates to changes in underlying weather conditions (i.e., changes in climatic variables such as temperature and precipitation) and to a lesser extent, natural gas prices. The Company has underwritten risks in Asia, Australia, Europe, and North America, with its primary market risk reflected in temperature changes within the United States and Europe.

The Company manages its weather risk portfolio through the employment of a variety of strategies. These include geographical and directional diversification of risk exposures and direct hedging within the capital and reinsurance markets. Risk management is undertaken on a portfolio-wide basis, to maintain a portfolio that the Company believes is well diversified and which remains within the aggregate risk tolerance established by the Company's senior management.

Value-At-Risk

A statistical technique known as VaR is one of the tools used by management to measure, monitor and review the market risk exposures of the Company's weather risk and natural gas portfolios. VaR, as it relates to commodity risk, is at the 99% confidence level.

The Company estimates VaR based on the historical simulation of each of the seasonal books into which weather transactions are segregated. Currently, the Company's VaR calculation does not exceed $60 million in any one season. The Company's high, low and average aggregate seasonal VaR amounts assumed over all future seasons during 2002 were $201.3 million, $25.8 million and $102.7 million, respectively. The Company's high, low and average aggregate seasonal VaR amounts during 2001 were $48.6 million, $4.7 million and $30.1 million, respectively. The summation of all future seasons equals the aggregate portfolio VaR, although this is not a statistic utilized by management because current weather events and patterns are generally independent of, and have an immaterial effect on, expectations for future seasons (and once a season ends, the associated VaR is zero for the remainder of the fiscal year). Therefore, the Company could reduce or eliminate its VaR on future seasons by selling its positions prior to the beginning of a season.

Since VaR statistics are estimates based on simulations of historical market data, VaR should not be viewed as an absolute, prognostic measurement gauge of future financial performance or as a way for the Company to predict risk. There can be no assurance that the Company's actual future losses will not exceed its VaR amounts. The Company also maintains VaR limits set by management for natural gas contracts, that had a daily VaR limit of $3.5 million during 2002.

Credit Risk

The Company is exposed to credit risk, or the risk that counterparties to weather and energy transactions will fail to perform their contractual obligations leading to possible losses. In order to control its risk exposures, the Company has implemented a credit risk control framework centered on a management credit committee, credit policies and credit limits developed, enhanced and maintained by a credit officer and a credit committee comprised of senior management. All credit-sensitive transactions are reviewed and approved by the Company's risk management personnel and/or credit committee and exposures are reviewed with respect to authorized credit limits before the Company enters into weather derivative transactions. To address counterparty risk concerns and to support credit exposures in certain cases, the Company may require that a counterparty provide a guaranty or a letter of credit or post margin or collateral. The Company monitors its credit exposures on a daily basis to ensure adherence to all policies and limits.

Operational Risk

Operational risk refers to the risk of loss resulting from the Company's weather and energy risk trading operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in the Company's operating systems, and inadequacies or breaches in the Company's control procedures and processes. The Company relies on the ability of its employees and systems to process its transactions, but in the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer, among other things, financial loss, regulatory sanctions, reputation damage or other material adverse consequences.

In order to mitigate and control its operational risk, the Company has developed and continues to enhance and audit specific policies and procedures that are designed to identify and manage operational risk at appropriate levels. For example, the Company has implemented procedures that require that all transactions are accurately recorded and properly reflected in the Company's books and records, including reconciliation of trade entry and confirmation and regular crosschecks with counterparties. Critical IT systems are backed up on a daily basis. The Company also uses periodic self-assessments and internal audit reviews as a further check on operational risk. Moreover, trading position valuations and other trading processes and procedures are subject to periodic review.

Legal Risk

Legal risk is largely comprised of the risk that a derivative transaction will not be properly documented or executed. Proper documentation is critical to assure not only that a counterparty has the authority to enter into the transaction, but also that the transaction is enforceable as negotiated between parties and among other items, are excluded from preferential transfer provisions in the event of counterparty insolvency. As a result, the Company obtains an executed International Swap Dealers Association, Inc. ("ISDA") Master Agreement or a form of confirmation which incorporates by reference the ISDA Master Agreement and certain elective provisions of the Schedule.

The ISDA Master Agreement Schedule adopted and periodically enhanced by the Company incorporates, among other provisions, the following contractual protections: the netting of transactions between the Company and the counterparty; a right of set-off for the Company; a representations and warranties provision; and a customized event of default and termination section (typically based upon credit ratings downgrades identified by the Company's risk management department). Further contractual protections and legal documentation may be required when the Company enters into a derivative transaction with a non-U.S. counterparty.

The Company seeks to identify, assess, monitor and manage its market, credit, operational and legal risks in accordance with defined policies and procedures. The Company's senior management takes an active role in the risk management process and has developed and implemented policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of the various risks within the business. Due to the changing nature of the global marketplace, the Company's risk management policies, procedures and methodologies are constantly evolving and are subject to ongoing review and modification. Market, credit, operational, legal and other risks are inherent in the Company's weather risk management business and cannot be wholly eliminated despite the Company's risk management policies, procedures and methodologies.

The Company anticipates that further regulation of weather and energy derivative contracts is reasonably likely to occur based upon recent events and failures in the energy market. Based upon the evolving regulatory developments in energy trading, the Company will continue to monitor and enhance its market, credit, operational and legal procedures and processes to comply with future regulation.

Investment Market Risk

The Company's investment portfolio is managed by external investment professionals under the direction of the Company's management and in accordance with detailed investment guidelines provided and monitored by the Company on a frequent basis. Managers are selected directly by the Company on the basis of various criteria, including investment style, track record, performance, internal controls, operational risk, and diversification implications. The vast majority of the Company's investment portfolio is managed by well established, large institutional investment professionals.

The Company's investment portfolio consists of exposures to fixed income securities, equities, alternative investments, derivatives, business and other investments, and cash. These securities and investments are denominated in both U.S. dollar and foreign currencies.

Through the structure of the Company's investment portfolio, the Company's earnings are directly affected by changes in the valuations of the securities and investments held in the investment portfolio. These valuation changes reflect changes in interest rates (e.g. changes in the level, slope and curvature of the yield curves, volatility of interest rates, mortgage prepayment speeds and credit spreads), credit quality, equity prices (e.g. changes in prices and volatilities of individual securities, equity baskets and equity indices) and foreign currency exchange rates (e.g. changes in spot prices, forward prices and volatilities of currency rates). Market risk therefore arises due to the uncertainty surrounding the future valuations of these different assets, the factors that impact their values and the impact that this could have on the Company's earnings.

The Company seeks to manage the risks of the investment portfolio through a combination of asset class, country, industry and security level diversification and investment manager allocations. Further, individual security and issuer exposures are controlled and monitored at the investment portfolio level, via specific investment constraints outlined in investment guidelines and agreed with the external investment professionals. Additional constraints are agreed with the external investment professionals which may address exposures to eligible securities, prohibited investments/transactions, credit quality and general concentrations limits.

The Company's direct use of investment derivatives includes futures, forwards, swaps and option contracts that derive their value from underlying assets, indices, references rates or a combination of these factors. When investment guidelines allow for the use of derivatives, these can generally only be used for the purposes of managing interest rate risk, foreign exchange risk and credit risk, provided the use of such instruments is incorporated in the overall portfolio duration, spread, convexity and other relevant portfolio metrics. The direct use of derivatives is not permitted to economically leverage the portfolio outside of the stated guidelines. Derivatives may also be used to add value to the investment portfolio where market inefficiencies is perceived to exist, to utilize cash holdings to purchase equity indexed derivatives and to adjust the duration of a portfolio of fixed income securities to match the duration of related deposit liabilities.

Investment Value-At-Risk

Central to the Company's market risk management framework is Value at Risk (VaR). VaR is a statistical risk measure, calculating the level of potential losses that could be expected to be exceeded, over a specified holding period and at a given level of confidence, in normal market conditions, due to adverse movements in the investment portfolio's underlying securities and investments valuations.

The Company calculates the VaR of the investment portfolio using a 1-month time horizon and a 95% level of confidence. This means that, on average, the Company could expect losses greater than predicted by the VaR results 5% of the time, or once every 20 months. The calculation of VaR is performed monthly using a full valuation based on the Monte Carlo approach and it is expressed both in terms of U.S. dollars and as a percentage of the Company's investment portfolio.

The modeling of the risk of any portfolio, as measured by VaR, involves a number of assumptions and approximations. While the Company believes that its assumptions and approximations are appropriate, there is no uniform industry methodology for calculating VaR. The Company notes that different VaR results can be produced for the same portfolio dependent, not only on the approach used but also on the assumptions employed when implementing the approach. However, in order to maintain meaningful and comparable VaR results over time, the Company has maintained the same assumptions and approximations in its methodology over the period.

The VaR approach uses historical data to determine the sensitivity of each of the underlying securities to the risk factors incorporated into the models that are employed in the Monte Carlo simulations. In calculating these sensitivities, greater importance is placed on the more recent data points and information. Since the VaR approach is based on historical positions and market data, VaR results should not be viewed as an absolute and predictive gauge of future financial performance or as a way for the Company to predict risk. There is no assurance that the Company's actual future losses will not exceed its VaR and the Company expects that 5% of the time the VaR will be exceeded. Additionally, the Company acknowledges the fact that risks associated with abnormal market events can be significantly different from the VaR results and these are by definition not reflected or assessed in the VaR analysis.

The VaR of the investment portfolio at December 31, 2002 was approximately $236.0 million. The VaR of all investment related derivatives excluding investments in affiliates and other investments was $6.0 million.

In instances where the data or time series is insufficient to determine the risk factor sensitivities, the VaR approach uses proxy time series data available for similar instruments. As at December 31, 2002, approximately $5.2 billion (28% of the Company's investment portfolio at market value) was proxied. Approximately $1.4 billion related to various fixed income portfolios, $1.3 billion to alternative investments and $780.0 million to various cash portfolios. Also there were 91 ($28.5 million) holdings not proxied and excluded from the VaR calculations because they could not be easily proxied because they could not be modeled. The Company reviews the proxies to ensure that an appropriate data and time series is being used in the calculations and that the proxies used are conservative.

The following two tables show the Company's average, minimum and maximum VaR in percentage and dollar terms for the total investment portfolio during 2002, based upon the VaR at quarter end dates. They also include the Company's VaR in percentage and dollar terms for the total investment portfolio as at December 31, 2002. The Company's investment portfolio VaR as at December 31, 2002 is not necessarily indicative of future VaR levels.

	Average VaR % VaR[1]	Minimum VaR % VaR[1]	Maximum VaR % VaR[1]	At December 31, 2002 % VaR[1]
Cash Equivalents..........	0.01%	(0.01)%	0.04%	0.04%
Derivatives....................	0.04%	0.03%	0.05%	0.03%
Equity...........................	0.30%	0.25%	0.35%	0.30%
Fixed Income................	1.68%	1.29%	2.09%	1.60%
Alternatives [2]	0.30%	0.20%	0.41%	0.35%
Business and Other Investments.................	0.19%	0.15%	0.22%	0.20%
Total Undiversified VaR[3]...........................	2.52%	1.91%	3.16%	2.52%
Diversification VaR[4]	(1.04)%	NA	NA	(1.28)%
Total Investment Portfolio VaR[5]..........	**1.48%**	**1.21%**	**1.78%**	**1.24%**

(U.S dollars in millions):

	Average VaR during 2002 $VaR[6]	Minimum VaR during 2002 $VaR[6]	Maximum VaR during 2002 $VaR[6]	VaR as at December 31, 2002 $VaR[6]
Total Investment Portfolio VaR[5]	**240**	**177**	**294**	**236**

(1) Based on a 95% confidence level with a one month holding period and expressed as a percentage of the total investment portfolio.

(2) The majority of the Company's alternative investment portfolio is accounted for as equity in affiliates. However, for purposes of monitoring and tracking the Company's total investment market risk, the total alternative investment portfolio is included in these calculations. The alternative investment portfolio is principally proxied to the public equity markets and fixed income markets in these VaR calculations. The actual annualized volatility of the Company's alternatives portfolio during 2002 was 2.4% versus approximately 21% for the public equity markets and approximately 4% for the fixed income markets, as proxied by the S&P500 Index and Lehman Aggregate Bond Index, respectively.

(3) Total undiversified VaR is the summation of the individual VaRs for each of the separate asset classes and by construction ignores any and all correlations between the different asset classes. The total undiversified VaR therefore ignores diversification benefits that exist in between these different asset classes.

(4) Diversification VaR equals the difference between the investment portfolio's total portfolio VaR and the total undiversified VaR. As the former explicitly accounts for the correlations and diversification benefits that exist between the actual asset classes and the latter explicitly does not, the difference in the two VaR results must be due to the 'diversification benefits'. These diversification benefits arise due to the risk reduction that occurs when different assets, that are not perfectly correlated, are combined in a portfolio. It will vary over time dependent on: allocations changes; changes in the correlations between the different asset classes; and changes in the general asset class risks. The NA reflects the fact that since the minimum and maximum VaR for the six different asset class portfolios do not refer to the same point in time and therefore it is not meaningful to calculate the diversification VaR.

(5) Total investment portfolio VaR is the Company's investment portfolio VaR based on the prescribed methodology that explicitly accounts for the diversification benefits that occur when each of the allocations to the individual asset classes are included in the investment portfolio.

(6) Based on a 95% confidence level with a one month holding period, expressed in millions of US$ Dollars.

The Company's total investment portfolio VaR is driven by: the size of the overall investment portfolio; the size of the allocations to the different asset classes and securities in the asset classes; the risks associated with each of the asset classes and securities; and the correlations and diversification benefits between each of the asset classes and securities. Changes in any of these variables will have a direct impact on the Company's VaR.

The Company's total undiversified VaR, which ignores any correlation and diversification benefits, at December 31, 2002 was 2.52% compared to a maximum of 3.13% and a minimum of 1.98%. The Company's average diversification VaR during 2002 resulted in an average reduction of the Company's total undiversified VaR of 1.04% and as at December 31, 2002 was 1.28%.

The Company's total investment portfolio VaR was on average 1.48% during 2002 and as at December 31· 2002, was 1.24%. The Company's maximum and minimum total investment portfolio VaR during 2002 were 1.78% and 1.21%, respectively. The Company's largest VaR exposure during 2002 was to fixed income. The average VaR for fixed income was 1.68%, compared to a maximum of 2.0% and a minimum of 1.29%. As at December 31, 2002, the fixed income VaR was 1.60%.

At December 31 2002, the ranking for the Company's asset class risk, based on the individual asset class VaRs, was: fixed income; alternative investments; equity; business and other investments; cash equivalents and derivatives.

Stress Testing

VaR does not provide the means to estimate the magnitude of the loss in the 5% of occurrences that the Company expects the VaR level to be exceeded. To complement the VaR analysis based on normal market environments, the Company considers the impact on the investment portfolio in several different historical stress periods to analyze the effect of unusual market conditions. The Company establishes certain historical stress test scenarios which are applied to the actual investment portfolio. As these stress tests and estimated gains and losses are based on historical events, they will not necessarily reflect future stress events or gains and losses from such events. The results of the stress test scenarios are reviewed on a regular basis to ensure they reflect current shareholders equity, market conditions and the Company's total risk profile.

The table below shows the maximum impact on the Company's investment portfolio if all events stress tested were to repeat themselves, given the actual investment portfolio's allocations at quarter end dates during 2002. The Company assumes that no action is taken during the stress period to either liquidate or rebalance the portfolio. The Company believes that this fairly reflects the potential decreased liquidity that is often associated with stressed market environments.

Stress Test	As at March 31, 2002	As at June 30, 2002	As at September 30, 2002	As at December 31, 2002
Maximum loss impact on portfolio	(7.6)%	(5.4)%	(4.3)%	(4.7)%
Maximum gain impact on portfolio	21.4%	21.4%	13.9%	14.9%

From the different scenarios that the Company analyzes, the largest downside event risk exposure during 2002 was 7.6%, based on the investment portfolio as at March 31, 2002. The largest upside risk exposure during 2002 was 21.4% as at March 31 and June 30, 2002.

Given the investment portfolio allocations as at December 31, 2002, the Company would expect to lose approximately 4.7% of the portfolio if the most damaging event stress tested was repeated, all other things held equal. Given the investment portfolio allocations as at 31 December 2002, the Company would expect to gain approximately 14.9% of the portfolio if the most favorable event stress tested was repeated, all other things held equal.

Investment Credit Risk

The Company is exposed to credit risk through its portfolio of debt securities which has historically been a significant exposure in the investment portfolio.

The Company controls credit risk in the investment portfolio through the credit research performed by the external investment professionals and limitations on the investment portfolio's exposure to individual credits, as set by the Company. Limits are set for each credit rating and are a function of the probability of default and the expected loss in the event of default. Limits ensure that losses from individual defaults should not exceed predetermined levels.

The Company reviews on a regular basis its corporate debt concentration, credit quality and compliance with credit limits. Any obligor over its credit limits or experiencing material credit quality deterioration is placed on a Watch List for closer monitoring. Where appropriate, holdings will be reduced.

As at December 31, 2002, the average credit quality of the Company's total fixed income portfolio, which includes fixed maturities, short term investments, cash and cash equivalents and net payable for investments purchased, was AA.

The Company's total fixed income portfolio credit quality breakdown as at December 31, 2002 is shown in the following table .

Rating	Percentage of Total Fixed Income Exposure(1)
AAA	59.8%
AA	12.2%
A	14.7%
BBB	8.0%
BB and Below	5.3%

(1) Portfolio includes fixed maturities, short term investments, cash and cash equivalents and net payable for investments purchased.

Individual corporate holdings in the portfolio are diversified, exceeding 900 separate issuer exposures. As at December 31, 2002, the top 10 corporate exposures represented approximately 5.1% of the total fixed income portfolio (excluding operating cash balances) and approximately 14% of the corporate holdings. The top 10 corporate holdings listed below utilizes a conservative approach to aggregation as it includes unsecured as well as securitized, credit enhanced and collateralized securities issued by parent companies and their affiliates.

Top 10 Corporate Exposures[1]	Percentage of Total Fixed Income Exposure
JPMorgan Chase	0.73%
Citigroup	0.72%
Ford	0.69%
General Electric	0.61%
Credit Suisse Group	0.57%
Daimler Chrysler	0.47%
Morgan Stanley Dean Witter	0.35%
Verizon	0.34%
Comcast Corp.	0.33%
Bank One	0.33%

(1) Corporate exposures include parent and affiliated companies that issue fixed income securities. In some cases a portion of the market value may be invested in bonds that are securitized or have sufficient credit enhancement that provides a long-term credit rating that is higher than the rating of the unsecured debt of the parent company.

Interest Rate and Equity Price Risk

The Company believes that VaR is an appropriate indicator of the risk of the portfolio, however an immediate 100 basis point adverse shift in global treasury government bond curves would result in a decrease in total return of 5.2% or $754.0 million in the Company's fixed income portfolio as of December 31, 2002. It is unlikely that all global yield curves would shift at the same time. In evaluating the impact of price changes in the equity portfolio, a 10% change in equity prices would affect total return by approximately $57.0 million at December 31, 2002.

At December 31, 2002, bond and stock index futures outstanding were $263.5 million with underlying investments having a market value of $831.9 million. Losses of $1.1 million were realized on these contracts for the year ended December 31, 2002. A 10% appreciation or depreciation of these derivative instruments would have resulted in realized gains and realized losses of $26.3 million respectively. The Company reduces its exposure to these futures through offsetting transactions, including options and forwards.

In addition, the Company has short-term debt and long-term debt outstanding. Interest rates on short-term debt are LIBOR based. Accordingly, any changes in interest rates will affect interest expense.

Foreign Currency Exchange Risk

The Company uses foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on the value of certain of its foreign currency fixed maturities and equity investments. These contracts are not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on these contracts are recorded in income in the period in which they occur. These contracts generally have maturities of three months or less. At December 31, 2002, forward foreign exchange contracts with notional principal amounts totaling $30.2 million were outstanding. The fair value of these contracts as at December 31, 2002 was $28.6 million with unrealized losses of $1.6 million. For the year ended December 31, 2002, realized losses of $3.4 million and unrealized losses of $0.8 million were recorded in net realized and unrealized gains and losses on derivative instruments. Based on this value, a 10% appreciation or depreciation of the U.S. dollar as compared to the level of other currencies under contract at December 31, 2002 would have resulted in approximately $6.3 million of unrealized losses and $1.7 million in unrealized gains, respectively.

Credit Risk

The Company is exposed to credit risk in the event of non-performance by the other parties to the forward contracts, however the Company does not anticipate non-performance. The difference between the notional principal amounts and the associated market value is the Company's maximum credit exposure.

Embedded Debt Derivatives

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal fair value ascribed to (i) the puts, as the contingent events of these features are considered unlikely to occur or (ii) the interest rate adjustment feature due to the current trading value of the bonds.

XL CAPITAL LTD
CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001
(U.S. dollars in thousands, except share amounts)

ASSETS

	2002	2001
Investments:		
Fixed maturities at fair value (amortized cost: 2002, $14,118,527; 2001, $10,945,568)	$ 14,482,647	$10,831,927
Equity securities, at fair value (cost: 2002, $661,377; 2001, $575,090)	575,010	547,805
Short-term investments, at fair value (amortized cost: 2002, $1,001,179; 2001, $1,050,015)	1,002,076	1,050,113
Total investments available for sale	16,059,733	12,429,845
Investments in affiliates	1,750,005	1,113,344
Other investments	146,061	197,528
Total investments	17,955,799	13,740,717
Cash and cash equivalents	3,557,815	1,863,861
Accrued investment income	226,862	180,305
Deferred acquisition costs	688,281	394,258
Prepaid reinsurance premiums	957,036	846,081
Premiums receivable	3,592,713	2,182,348
Reinsurance balances receivable	1,239,970	1,646,306
Unpaid losses and loss expenses recoverable	5,012,655	4,633,693
Intangible assets	1,653,700	1,616,943
Deferred tax asset, net	320,624	419,222
Other assets	441,914	439,282
Total assets	$ 35,647,369	$27,963,016

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities:		
Unpaid losses and loss expenses	$ 13,202,736	$11,806,745
Deposit liabilities	2,373,047	1,213,202
Future policy benefit reserves	2,516,949	1,160,962
Unearned premiums	4,028,299	2,636,428
Notes payable and debt	1,877,957	1,604,877
Reinsurance balances payable	1,924,150	1,672,122
Net payable for investments purchased	1,546,276	1,247,027
Other liabilities	1,551,443	1,135,939
Minority interest	56,923	48,530
Total liabilities	$ 29,077,780	$22,525,832

Commitments and Contingencies



XL CAPITAL LTD

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001

(U.S. dollars in thousands, except share amounts)

	2002	2001
Shareholders' Equity:		
Series A preference ordinary shares, 9,200,000 authorized, par value $0.01 Issued and outstanding: (2002, 9,200,000; 2001, nil)	$ 92	$ —
Series B preference ordinary shares, 11,500,000 authorized, par value $0.01 Issued and outstanding: (2002, 11,500,000 ; 2001, nil)	115	—
Class A ordinary shares, 999,990,000 authorized, par value $0.01 Issued and outstanding: (2002, 136,063,184; 2001, 134,734,491)	1,360	1,347
Contributed surplus	3,979,979	3,378,549
Accumulated other comprehensive income (loss)	184,814	(213,013)
Deferred compensation	(31,282)	(27,177)
Retained earnings	2,434,511	2,297,478
Total shareholders' equity	$ 6,569,589	$ 5,437,184
Total liabilities and shareholders' equity	$ 35,647,369	$27,963,016

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands, except per share amounts)

	2002	2001	2000
Revenues:			
Net premiums earned—general operations	$ 4,966,818	$ 2,767,533	$2,035,240
Net premiums earned—life operations	1,022,992	695,595	—
Net investment income	734,535	610,528	580,946
Net realized (losses) gains on investments	(214,160)	(93,237)	45,090
Net realized and unrealized (losses) gains on derivative instruments	(51,761)	11,768	21,405
Equity in net income of investment affiliates	64,662	80,580	70,032
Fee income and other	54,963	18,247	(1,131)
Total revenues	$ 6,578,049	$ 4,091,014	$2,751,582
Expenses:			
Net losses and loss expenses incurred—general operations	$ 3,327,315	$ 2,905,231	$1,432,559
Claims and policy benefits—life operations	1,069,456	698,675	—
Acquisition costs	955,331	639,046	485,796
Operating expenses	674,403	422,673	316,892
Exchange (gains) losses	(80,294)	12,184	(59,621)
Interest expense	168,086	113,272	70,593
Amortization of intangible assets	6,187	58,569	58,597
Total expenses	$ 6,120,484	$ 4,849,650	$2,304,816
Income (loss) before minority interest, income tax and equity in net income of insurance and operating affiliates	$ 457,565	$ (758,636)	$ 446,766
Minority interest in net income of subsidiary	13,371	2,113	1,093
Income tax expense (benefit)	22,647	(189,914)	(56,356)
Equity in net loss (income) of insurance and operating affiliates	15,976	5,300	(4,323)
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Preference share dividends	(9,620)	—	—
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Change in net unrealized appreciation of investments	390,707	(71,004)	(118,321)
Foreign currency translation adjustments	7,120	(37,297)	(5,702)
Comprehensive income (loss)	$ 803,398	$ (684,436)	$ 382,329
Weighted average ordinary shares and ordinary share equivalents outstanding—basic	135,636	126,676	124,503
Weighted average ordinary shares and ordinary share equivalents outstanding—diluted	137,388	126,676	125,697
Earnings (loss) per ordinary share and ordinary share equivalent—basic	$ 2.92	$ (4.55)	$ 4.07
Earnings (loss) per ordinary share and ordinary share equivalent—diluted	$ 2.88	$ (4.55)	$ 4.03

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Series A and B Preference Ordinary Shares:			
Balance—beginning of year	$ —	$ —	$ —
Issue of shares	207	—	—
Balance—end of year	$ 207	$ —	$ —
Ordinary Shares:			
Balance—beginning of year	$ 1,347	$ 1,250	$ 1,278
Issue of shares	2	94	—
Exercise of stock options	11	18	23
Repurchase of shares	—	(15)	(51)
Balance—end of year	$ 1,360	$ 1,347	$ 1,250
Contributed Surplus:			
Balance—beginning of year	$ 3,378,549	$ 2,497,416	$ 2,520,136
Issue of shares	522,713	808,916	2,652
Exercise of stock options	79,364	103,135	74,538
Repurchase of shares	(647)	(30,918)	(99,910)
Balance—end of year	$ 3,979,979	$ 3,378,549	$ 2,497,416
Accumulated Other Comprehensive (Loss) Income:			
Balance—beginning of year	$ (213,013)	$ (104,712)	$ 19,311
Net change in unrealized gains on investment portfolio, net of tax	397,330	(72,272)	(112,031)
Net change in unrealized gains on investment portfolio of affiliate	(6,623)	1,268	(6,290)
Currency translation adjustments	7,120	(37,297)	(5,702)
Balance—end of year	$ 184,814	$ (213,013)	$ (104,712)
Deferred Compensation:			
Balance—beginning of year	$ (27,177)	$ (17,727)	$ (28,797)
(Issue) forfeit of restricted shares	(18,416)	(19,802)	1,555
Amortization	14,311	10,352	9,515
Balance—end of year	$ (31,282)	$ (27,177)	$ (17,727)
Retained Earnings:			
Balance—beginning of year	$ 2,297,478	$ 3,197,441	$ 3,065,150
Net income (loss)	405,571	(576,135)	506,352
Dividends on Class A ordinary shares	(257,054)	(237,628)	(225,572)
Dividends on Series A and B preference ordinary shares	(9,620)	—	—
Repurchase of shares	(1,864)	(86,200)	(148,489)
Balance—end of year	$ 2,434,511	$ 2,297,478	$ 3,197,441
Total shareholders' equity	$ 6,569,589	$ 5,437,184	$ 5,573,668

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(U.S. dollars in thousands)

	2002	2001	2000
Cash Flows Provided by Operating Activities:			
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net realized losses (gains) on sales of investments	214,160	93,237	(45,090)
Net realized and unrealized losses (gains) on derivative instruments	51,761	(11,768)	(21,405)
Amortization of discounts on fixed maturities	(15,715)	(38,589)	(47,099)
Equity in net income of investment and insurance affiliates	(48,687)	(75,280)	(74,355)
Amortization of deferred compensation	14,311	10,352	8,861
Amortization of intangible assets	6,187	58,569	58,597
Unpaid losses and loss expenses	850,566	3,555,484	259,728
Unearned premiums	1,316,263	427,613	244,017
Premiums receivable	(1,337,876)	76,076	6,674
Unpaid losses and loss expenses recoverable	76,347	(1,959,927)	(506,242)
Deposit liabilities and future policy benefit reserves	1,103,327	623,298	—
Prepaid reinsurance premiums	(102,580)	(277,053)	(174,475)
Reinsurance balances receivable	68,869	(1,425,613)	(46,122)
Reinsurance balances payable	182,861	831,364	46,076
Deferred tax asset	102,162	(267,054)	(54,240)
Other	148,918	393,028	101,174
Total adjustments	2,630,874	2,013,737	(243,901)
Net cash provided by operating activities	3,036,445	1,437,602	262,451
Cash Flows Provided by (Used in) Investing Activities:			
Proceeds from sale of fixed maturities and short-term investments	44,554,304	28,396,278	22,287,287
Proceeds from redemption of fixed maturities and short-term investments	3,753,801	1,543,550	460,733
Proceeds from sale of equity securities	754,611	882,501	1,480,853
Purchases of fixed maturities and short-term investments	(50,859,921)	(31,975,544)	(22,798,463)
Purchases of equity securities	(531,437)	(739,872)	(1,071,351)
Investments in affiliates, net of dividends received	(717,523)	(185,106)	(180,818)
Acquisition of subsidiaries, net of cash acquired	(43,143)	(262,001)	(3,094)
Other investments	34,171	(108,993)	(55,917)
Fixed assets and other	(4,509)	(21,898)	(31,176)
Net cash (used in) provided by investing activities	(3,059,646)	(2,471,085)	88,054

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Cash Flows Provided by (Used in) Financing Activities:			
Issue of common shares	$ —	$ 787,678	$ —
Issue of preference shares	503,579	—	—
Proceeds from exercise of stock options	79,375	105,233	74,561
Repurchase of shares	(2,512)	(117,133)	(248,450)
Dividends paid on common shares	(257,054)	(237,628)	(225,572)
Dividends paid on preference shares	(9,620)	—	—
Proceeds from notes payable and debt	846,814	1,172,533	250,300
Repayment of notes payable and debt	(600,000)	(50,000)	(211,000)
Deposit liabilities	1,156,285	306,664	372,033
Minority interest	—	(24)	10,892
Net cash provided by financing activities	1,716,867	1,967,323	22,764
Effects of exchange rate changes on foreign currency cash	288	(448)	(549)
Increase in cash and cash equivalents	1,693,954	933,392	372,720
Cash and cash equivalents—beginning of year	1,863,861	930,469	557,749
Cash and cash equivalents—end of year	$3,557,815	$ 1,863,861	$ 930,469
Net taxes received	$ 76,750	$ 10,025	$ 13,347
Interest paid	$ (36,820)	$ (36,509)	$ (30,505)

See accompanying Notes to Consolidated Financial Statements



XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. History

XL Capital Ltd together with its subsidiaries (the "Company" or "XL"), is a holding company organized under the laws of the Cayman Islands. XL Capital Ltd was incorporated on March 16, 1998, as the successor to EXEL Limited, a Cayman Islands corporation organized in 1986, in connection with EXEL Limited's merger with Mid Ocean Limited, a Cayman Islands corporation. XL Capital Ltd operated under the name EXEL Limited from completion of the merger until February 1, 1999, when its current name was approved by the requisite vote of the Company's shareholders. The Company provides insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.

Effective January 1, 2002, the Company increased its shareholding in Le Mans Ré from 49% to 67% in order to expand its international reinsurance operations. Le Mans Ré was formed in July 1999, when the Company signed a joint venture agreement with Les Mutuelles du Mans Assurances Group to form a new French reinsurance company. Le Mans Ré underwrites a worldwide portfolio comprising most classes of property and casualty reinsurance business, together with a selective portfolio of life reinsurance business. See Note 6 (a) for additional information.

On July 25, 2001, the Company completed the acquisition of certain Winterthur International insurance operations ("Winterthur International") to extend its predominantly North American based large corporate business globally. Effective July 1, 2001, the Company's results include Winterthur International. See Note 6 (c) for additional information. In 2003, the Winterthur International operations changed its name to "XL Global Risk".

In 1999, XL Capital Ltd merged with NAC Re Corp ("NAC"), a Delaware corporation. NAC was organized in 1985 and writes property and casualty insurance and reinsurance in the U.S., Canada and Europe.

XL Re Ltd, formerly XL Mid Ocean Re, was organized under the laws of Bermuda in 1992 initially to write property catastrophe reinsurance following a reduction in market capacity due to the effects of severe hurricanes that struck the southeastern United States in the late 1980s and early 1990s.

XL London Market, formerly XL Brockbank which comprised both Brockbank and Denham Syndicate Management Limited, is organized under the laws of the U.K. and is a leading Lloyd's managing agency that provides underwriting and similar services to four Lloyd's syndicates. Effective January 1, 2002, the Company provides 100% of the capacity for these syndicates. These syndicates underwrite property, marine and energy, aviation, satellite, professional indemnity and other specialty lines of insurance and reinsurance to a global client base.

2. Significant Accounting Policies

(a) Basis of Preparation and Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and have been, prepared in accordance with U.S. GAAP ("GAAP"). The results include the consolidation of Le Mans Ré, accounted for as a subsidiary with effect from January 1, 2002. Effective July 1, 2001, the results also include the acquired Winterthur International operations under the purchase method of accounting, described in Note 6 (c). All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the loss events of September 11, 2001, described in Note 4. Actual results could differ from these estimates.



2. Significant Accounting Policies (continued)

(a) Basis of Preparation and Consolidation (continued)

Certain reclassifications have been made to prior year consolidated financial statement amounts to conform to current year presentation.

(b) Premiums and Acquisition Costs

Premiums written are recorded in accordance with the terms of the underlying policies. Reinsurance premiums written are recorded at the inception of the policy and are estimated based upon information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period they are determined. Financial guaranty installment premiums are recorded as premiums written when reported. Premiums are earned on a monthly pro-rata basis over the period the coverage is provided. Financial guaranty insurance premiums are earned over the life of the exposure. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Net premiums earned are presented after deductions for reinsurance ceded to other insurance companies.

Reinstatement premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are earned over the remaining risk period.

Premiums from long duration contracts that transfer significant mortality or morbidity risks are recognized as revenue and earned when due from policyholders. Premiums from long duration contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are accounted for as deposit liabilities.

Acquisition costs, which vary with and are related to the acquisition of policies consisting primarily of commissions paid to brokers, are deferred and amortized over the period the premiums are earned. Future earned premiums, the anticipated losses and other costs (and in the case of a premium deficiency, investment income) related to those premiums, are also considered in determining the level of acquisition costs to be deferred.

(c) Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurers or reinsurers. Reinsurance premiums ceded are expensed and any commissions recorded thereon are earned on a monthly pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded applicable to the unexpired term of policies in force. Reinstatement premiums ceded are recognized at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are expensed over the remaining risk period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for estimated unrecoverable reinsurance.

(d) Fee Income and Other

Fee income and other includes fees earned for insurance related services provided and is earned over the service period of the contract. Any adjustments to fees earned or the service period are reflected in income in the period when determined.

2. Significant Accounting Policies (continued)

(e) Other Than Temporary Declines In Investments

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company's analysis of the above factors results in the Company's conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

(f) Derivative Instruments and Weather Derivative Contracts

The Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No.133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. FAS 133 establishes accounting and reporting standards for derivative instruments including those embedded in other contracts (collectively referred to as derivatives), and for hedging activity. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Non-exchange traded weather products are not covered by FAS 133, however they are also recorded at fair value. The Company adopted FAS 133, as amended, as of January 1, 2001. The Company conducts activities in three main types of instruments: credit default swap derivatives, weather and energy derivatives and investment related derivative instruments. There was no significant cumulative effect from the adoption of FAS 133.

In 2002, the Company amended the presentation of its derivative transactions in the consolidated statements of income to include the change in fair value of all of its derivative transactions in one line item under "net realized and unrealized gains and losses on derivative instruments". Previously, certain components of the change in fair value were reported in "net premiums earned, net losses and loss expenses incurred and fee and other income". There was no effect on net income for this change and prior period results have been reclassified to reflect this change.

Credit Default Swap Derivatives

Credit default swaps are recorded at fair value which is determined using models developed by the Company and is dependent upon a number of factors including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. The change resulting from movements in credit and quality spreads is unrealized as the credit default swaps are not traded to realize this value and are included in net realized and unrealized gains and losses on derivative instruments. Other elements of the change in fair value are based upon pricing established at the inception of the contract.

2. Significant Accounting Policies (continued)

Weather and Energy Derivatives

Weather and energy derivatives are recorded at fair value with the changes in fair value included in "net realized and unrealized (losses) gains on derivative instruments". Fair value for the Company's energy contracts are determined through the use of quoted market prices. As quoted market prices are not widely available in the weather derivative market, management uses available market data and internal pricing models based upon consistent statistical methodologies to estimate fair values. Estimating the fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, actual and forecasted weather conditions, changes in interest rates and other market factors.

Investment Related Derivative Instruments

The Company uses investment derivatives to manage duration and currency exposure for its investment portfolio. Investment derivatives that are not designated as hedges are carried at fair value, with the corresponding realized and unrealized gains and losses included in net realized and unrealized gains and losses on derivative instruments.

The Company has used derivative instruments to manage the interest rate exposure of the Company's guaranteed investment contracts (GICs). All interest rate swaps are recorded at fair value. Fair value is determined using fixed income analytical models and related commercially available software, and is dependent upon interest rate conditions and relationships among interest rates and indices. Changes in the value of fair value hedges are recorded as adjustments to the hedged items to the extent that the hedge is effective. Changes in the value of cash flow hedges are recorded in other comprehensive income to the extent that the hedge is effective. The ineffective portion of both fair value and cash flow hedges are recorded in the Statement of Income as realized gains and losses on derivative instruments.

(g) Total Investments

Investments Available For Sale

Investments that are considered available for sale are carried at fair value. The fair value of investments is based upon quoted market values where available or by reference to broker or underwriter bid indications. The net unrealized appreciation or depreciation on investments, net of tax, is included in accumulated other comprehensive income (loss). Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

Short-term investments comprise investments with a maturity equal to or greater than 90 days but less than one year. Equity securities include investments in open end mutual funds.

All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of equities and fixed income investments are determined on the basis of average cost and amortized cost, respectively. Investment income is recognized when earned and includes interest and dividend income together with the amortization of premium and discount on fixed maturities and short-term investments.

2. Significant Accounting Policies (continued)

Investment In Affiliates

Investments in which the Company has significant influence over the operations are classified as investments in affiliates for accounting purposes and are carried under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Significant influence is deemed to exist where the Company has an investment of 3% or greater in closed end funds, limited partnerships or similar investment vehicles. Significant influence is considered for other strategic investments on a case-by-case basis. The determination of whether an entity is classified as an affiliate for accounting purposes may be different from the determination of whether such entity would constitute an affiliate for any other purposes, including regulatory purposes. The equity in net income of affiliates is shown separately between equity in net income of strategic insurance and operating affiliates and equity in net income of investment affiliates. Any decline in value considered by management to be other than temporary is charged to income in the period that it is determined.

Other investments

The Company accounts for its other investments at estimated fair value, as it has no significant influence over these entities. Income is recorded when received. Investments are written down to their estimated fair value where management considers there is an other than temporary decline in value, based on financial information received.

(h) Cash Equivalents

Cash equivalents include fixed interest deposits placed with a maturity of under 90 days when purchased.

(i) Foreign Currency Translation

Assets and liabilities of foreign operations whose functional currency is not the U.S. dollar are translated at year end exchange rates. Revenue and expenses of such foreign operations are translated at average exchange rates during the year. The effect of the translation adjustments for foreign operations, net of applicable deferred income taxes, is included in accumulated other comprehensive income (loss).

Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rate in effect at the balance sheet date with the resulting foreign exchange gains and losses recognized in income. Revenue and expense transactions are translated at the average exchange rates prevailing during the year.

(j) Intangible Assets

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time.

Effective January 1, 2002, the Company adopted Financial Accounting Standard ("FAS") 142, "Goodwill and Other Intangible Assets". FAS 142 address financial accounting and reporting for goodwill and other intangible assets both upon acquisition and after these assets have initially been recognized in the financial statements. Adoption of FAS 142 has resulted in the Company ceasing to amortize goodwill and identifiable intangible assets with indefinite lives. In accordance with FAS 142, the Company continues to review the carrying value of goodwill related to all of its investments for any impairment at least annually. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in income in the period in which it is determined. See Note 5 for further information.

2. **Significant Accounting Policies (continued)**

(k) Losses and Loss Expenses

Unpaid losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported. The reserve for unpaid reported losses and loss expenses for the Company's general operations is established by management based on amounts reported from insureds or ceding companies and consultation with legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company.

The reserve for losses incurred but not reported is estimated by management based on loss development patterns determined by reference to the Company's underwriting practices, the policy form, type of insurance program and the experience of the relevant industries. The Company's actuaries employ a variety of generally accepted methodologies to determine estimated ultimate loss reserves, including the Bornhuetter-Ferguson incurred loss method. The outcome of the actuarial review will either provide (i) a single point estimate that is management's best estimate or (ii) a range of reserve estimates. The Company considers a 'best estimate' to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures.

Certain workers' compensation and long term disability liabilities are considered fixed and determinable and are subject to tabular reserving. Reserves associated with these liabilities are discounted.

Management believes that the reserves for unpaid losses and loss expenses are sufficient to cover losses that fall within coverages assumed by the Company. However, there can be no assurance that losses will not exceed the Company's total reserves. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reflected in income of the year in which the adjustments are made.

(l) Deposit Liabilities

Contracts entered into by the Company with cedants which are not deemed to transfer significant underwriting and/or timing risk are accounted for as deposits, whereby liabilities are initially recorded at the same amount as assets received as defined under FAS 113. The Company uses a conservative portfolio rate of return of equivalent duration to the liabilities in determining risk transfer. An initial accretion rate is established based on actuarial estimates whereby the deposit liability is increased to the estimated amount payable over the term of the contract. The deposit accretion rate is the rate of return required to fund expected future payment obligations (this is equivalent to the 'best estimates' of future flows), which are determined actuarially based upon the nature of the underlying indemnifiable losses. Accretion of the liability is recorded as interest expense. The Company periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future accretion rate of the liability over the remaining estimated contract term.

Guaranteed investment contracts whereby the Company receives deposits at a contractual interest rate are recorded at amortized cost. The company may enter into associated transactions in order to reduce the Company's exposure to fluctuations in interest rates related to these contracts. For fair value hedges, changes in the fair value of the hedging instrument are recognized in income. The change in the fair value of the hedged item, attributable to the hedged risk, is recorded as an adjustment to the carrying amount of the hedged item and is recognized in income.


F65

2. **Significant Accounting Policies (continued)**

(m) Future policy benefit reserves

The Company estimates the present value of future policy benefits related to long duration contracts using appropriate assumptions for investment yields, mortality, and expenses, including a provision for adverse deviation. The original assumptions are to determine changes in the liability for future policy benefits unless a premium deficiency exists. Any changes to this estimate that result from its periodic estimation will be reflected in income as an adjustment to life claims and policy benefits.

The assumptions used to determine the future policy benefit reserves are best estimate assumptions that are determined at the inception of the contracts and are locked-in throughout the life of the contract unless a premium deficiency exists. As the experience on the contracts emerges, the assumptions are reviewed. If such review would produce reserves in excess of those currently held then the lock-in assumptions will be revised and a loss recognized.

Certain annuity contracts provide the holder with a guarantee that the benefit received upon death will be no less than a minimum prescribed amount. To the extent the guaranteed minimum death benefit exceeds the current account value at the time of death, the Company incurs a cost that is recorded as "policy benefits" for the period in which the death occurs.

(n) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferral of tax losses is evaluated based upon management's estimates of the future profitability of the Company's taxable entities based on current forecasts and the period for which losses may be carried forward. A valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized.

(o) Stock Plans

The Company accounts for stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for stock option grants and stock appreciation rights is recognized to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. See Note 2(s).

(p) Per Share Data

Basic earnings per ordinary share is based on weighted average ordinary shares outstanding and excludes any dilutive effects of options and convertible securities. Diluted earnings per ordinary share assumes the conversion of dilutive convertible securities and the exercise of all dilutive stock options.

(q) Variable Interest Entities

The accounting treatment for the Company's investment in and relationships with variable interest entities is dependant upon whether the Company is considered to have effective control over the entity. The Company considers several factors to determine whether effective control exists. These factors include, but are not limited to, the initial equity investment made in the vehicle, the degree of exposure to the risks of the underlying assets and liabilities of the entity and the potential to benefit from the rewards. Those variable interest entities that the Company deems necessary to consolidate are accounted for in accordance with the accounting policy for subsidiaries in Note 2(a). Those which the Company does not deem it necessary to consolidate are accounted for in accordance with the terms of the transactions and contractual agreements in place. See Note 2 (s) for further information.

2. Significant Accounting Policies (continued)

(r) Fair Value of Financial Instruments

Fair values of investments and derivatives are based on published market values, if available, estimates of fair values, of similar issues or estimates of fair values produced by the Company's fair value models. See Notes 2(e), 2(f), 2(g), 7 and 15 for further information.

(s) Recent Accounting Pronouncements

In December 2002, FASB issued FAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". FAS 148 amends FAS 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company plans to record stock option expense for options granted subsequent to January 1, 2003, in accordance with FAS 123, as amended by FAS 148. The Company expects that the effect of adoption of this statement will be a reduction in net income. However, the final determination of this cost is dependant upon a number of factors including but not limited to, the number of options granted and the volatility of the Company's share price and their related effect on the Black-Scholes valuation.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company's financial condition is currently being evaluated with a possible increase in both assets and liabilities of approximately $2.4 billion based on structures and contracts currently in place. Management is assessing alternatives with regards to restructuring these variable interest entities. See Note 16 for further information.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guaranties, Including Indirect Guaranties of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of certain types of guaranties, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guaranties issued. The recognition provisions of FIN 45 are effective for any guaranties issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements for the year ended December 31, 2002. The Company is currently evaluating the effects of the initial recognition provisions of FIN 45; however the Company does not expect that the adoption of FIN 45 will have a material effect on the Company's financial condition and results of operations.



2. Significant Accounting Policies (continued)

The FASB is currently discussing the accounting related to certain modified coinsurance ("modco") and funds withheld reinsurance agreements that provide for a total return on a portfolio of fixed income securities that contain embedded derivatives that would require bifurcation under FAS 133. Tentative guidance has been provided in Derivative Implementation Guidance issue No. B36, "Embedded Derivatives- Bifurcation of Embedded Credit". If embedded derivative accounting for certain modco and funds withheld reinsurance agreements is eventually required, guidance will be applied prospectively for all existing contracts and future transactions in the quarter it becomes effective. The Company currently does not believe the application of the new guidance will have a material impact on its financial condition and results of operations.

3. Segment Information

The Company is organized into three underwriting segments—insurance, reinsurance, and financial products and services—in addition to a corporate segment that includes the investment and financing operations of the Company. General operations and life operations are disclosed separately within each segment. General operations include property and casualty lines of business and financial products and services. Effective January 1, 2002, the Company provides 100% of the capacity of its Lloyd's syndicates. These operations are included in the insurance segment and are no longer shown separately.

The Company evaluates performance of each segment based on underwriting results for general operations and net income from life operations. Other items of revenue and expenditure of the Company are not evaluated at the segment level for general operations. In addition, the Company does not allocate assets by segment for its general operations. Investment assets related to the Company's life operations are held in separately identified portfolios. Net investment income from these assets is included in net income from life operations.

Certain lines of business within general operations written by the Company have loss experience generally characterized as low frequency and high severity. This may result in volatility in both the Company's results and operational cash flows.

Insurance Operations

Insurance business written includes general liability, other liability including directors and officers, professional and employment practices liability, environmental liability, property, program business, marine and energy, aviation and satellite, and other product lines including customs bonds, surety, political risk, and specialty lines.

Reinsurance Operations

Reinsurance business written includes treaty and facultative reinsurance to primary insurers of casualty and property risks, principally: general liability; professional liability; accident and health; automobile and workers compensation; commercial and personal property risks; specialty risks including fidelity and surety and ocean marine; property catastrophe; property excess of loss; property pro-rata; marine and energy; aviation and satellite; and various other reinsurance to insurers on a worldwide basis. The Company's reinsurance operations also write life reinsurance business, primarily European term assurances, group life, critical illness cover, immediate annuities in payment and disability income business.



3. Segment Information (continued)

Financial Products and Services

Financial products and services business written includes insurance, reinsurance and derivative solutions for complex financial risks. These include financial guaranty insurance and reinsurance, credit enhancement swaps, other collateralized transactions and weather risk management products. While each of these is unique and is tailored for the specific needs of the insured or user, they are often multi-year contracts. Due to the nature of these types of contracts, premium volume as well as underwriting results can vary significantly from period to period. The financial products and services segment also assumes U.S. term life mortality reinsurance business from one of the Company's insurance affiliates.

3. Segment Information (continued)

The following is an analysis of the underwriting profit or loss by segment together with a reconciliation of underwriting profit or loss to net income or loss:

(U.S. dollars in thousands, except ratios)

Year Ended December 31, 2002:	Insurance	Reinsurance	Total Insurance and Reinsurance	Financial Products and Services	Total
General Operations:					
Net premiums earned	$ 2,832,298	$ 2,066,775	$ 4,899,073	$ 67,745	$ 4,966,818
Fee income and other	36,717	11,201	47,918	7,043	54,961
Net losses and loss expenses	1,771,982	1,557,065	3,329,047	(1,732)	3,327,315
Acquisition costs	478,548	454,300	932,848	9,644	942,492
Operating expenses (1)	380,901	109,796	490,697	61,543	552,240
Exchange (gains) losses	(56,515)	(23,787)	(80,302)	8	(80,294)
Underwriting profit (loss)	$ 294,099	$ (19,398)	$ 274,701	$ 5,325	$ 280,026
Life Operations:					
Life premiums earned	$ —	$ 980,387	$ 980,387	$ 42,605	$ 1,022,992
Fee income and other	—	2	2	—	2
Claims and policy benefits	—	1,027,981	1,027,981	41,475	1,069,456
Acquisition costs	—	12,839	12,839	—	12,839
Operating expenses	—	5,844	5,844	404	6,248
Net investment income	—	91,451	91,451	—	91,451
Net income from life operations	$ —	$ 25,176	$ 25,176	$ 726	$ 25,902
Net investment income – general operations					$ 643,084
Net realized losses on investments					(214,160)
Net realized and unrealized losses on derivative instruments (2)					(51,761)
Equity in net income of affiliates					48,686
Interest expense					168,086
Amortization of intangible assets					6,187
Corporate operating expenses (1)					115,915
Minority interest					13,371
Income tax expense					22,647
Net income					$ 405,571
Ratios – general operations (3):					
Loss and loss expense ratio	62.6%	75.3%	68.0%		68.0%
Underwriting expense ratio	30.3%	27.3%	29.0%		29.0%
Combined ratio	92.9%	102.6%	97.0%		97.0%

(1) Operating expenses exclude corporate operating expenses, shown separately.

(2) This includes net losses on credit default swaps of \$16.2 million and \$29.9 million related to the insurance and financial products and services segments, respectively, \$16.6 million on net realized gains on weather risk management contracts in the financial products and services segment and net realized and unrealized losses of \$22.2 million on investment derivatives.

(3) Ratios are based on net premiums earned from general insurance and reinsurance operations, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

3. Segment Information (continued)

(U.S. dollars in thousands, except ratios)

Year Ended December 31, 2001:	Insurance	Reinsurance	Total Insurance and Reinsurance	Financial Products and Services	Total
General Operations:					
Net premiums earned	$ 1,700,802	$ 1,029,618	$ 2,730,420	$ 37,113	$ 2,767,533
Fee income and other	18,358	(7,180)	11,178	7,069	18,247
Net losses and loss expenses	1,461,304	1,428,772	2,890,076	15,155	2,905,231
Acquisition costs	343,247	292,069	635,316	3,730	639,046
Operating expenses (1)	200,745	87,169	287,914	42,404	330,318
Exchange losses	8,122	4,062	12,184	—	12,184
Underwriting loss	$ (294,258)	$ (789,634)	$ (1,083,892)	$ (17,107)	$ (1,100,999)
Life Operations:					
Life premiums earned	—	695,595	695,595	—	695,595
Fee income and other	—	—	—	—	—
Claims and policy benefits	—	698,675	698,675	—	698,675
Acquisition costs	—	—	—	—	—
Operating expenses	—	—	—	—	—
Net investment income	—	—	—	—	—
Net loss from life operations	$ —	$ (3,080)	$ (3,080)	$ —	$ (3,080)
Net investment income – general operations					$ 610,528
Net realized losses on investments					(93,237)
Net realized and unrealized gains on derivative instruments (2)					11,768
Equity in net income of affiliates					75,280
Interest expense					113,272
Amortization of intangible assets					58,569
Corporate operating expenses (1,3)					92,355
Minority interest					2,113
Income tax benefit					(189,914)
Net loss					$ (576,135)
Ratios – General operations (4):					
Loss and loss expense ratio	85.9%	138.8%	105.8%		105.8%
Underwriting expense ratio	32.0%	36.8%	33.9%		33.9%
Combined ratio	117.9%	175.6%	139.7%		139.7%

(1) Operating expenses exclude corporate operating expenses, shown separately.

(2) This includes net gains on credit default swaps of $8.1 million and net losses of $27.5 million related to the insurance and financial products and services segments, respectively, $16.6 million on net realized gains on weather risk management contracts in the financial products and services segment and net realized and unrealized gains of $14.6 million on investment derivatives.

(3) Corporate operating expenses include charges of $14.0 million related to the acquisition of Winterthur International.

(4) Ratios are based on net premiums earned from general insurance and reinsurance operations, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

3. Segment Information (continued)

(U.S. dollars in thousands, except ratios)

Year Ended December 31, 2000:	Insurance	Reinsurance	Total Insurance and Reinsurance	Financial Products and Services	Total
General Operations:					
Net premiums earned	$ 1,084,330	$ 927,195	$ 2,011,525	$ 23,715	$ 2,035,240
Fee income and other	1,066	(2,197)	(1,131)	—	(1,131)
Net losses and loss expenses (1)	763,270	663,173	1,426,443	6,116	1,432,559
Acquisition costs	237,121	247,352	484,473	1,323	485,796
Operating expenses (2)	122,856	102,132	224,988	29,969	254,957
Exchange (gains) losses	(8,330)	3,868	(4,462)	—	(4,462)
Underwriting (loss) profit	$ (29,521)	$ (91,527)	$ (121,048)	$ (13,693)	$ (134,741)
Net investment income					$ 580,946
Net realized gains on investments					45,090
Net realized and unrealized gains on derivative instruments (3)					21,405
Equity in net income of affiliates					74,355
Interest expense					70,593
Amortization of intangible assets					58,597
Corporate operating expenses (2)					61,935
Other exchange gain					55,159
Minority interest					1,093
Income tax benefit					(56,356)
Net income					$ 506,352
Ratios – General operations (4):					
Loss and loss expense ratio	70.4%	71.5%	70.9%		70.9%
Underwriting expense ratio	33.2%	37.7%	35.3%		35.3%
Combined ratio	103.6%	109.2%	106.2%		106.2%

(1) Net losses and loss expenses for the insurance segment include, and the reinsurance segment exclude, $33.5 million relating to an intercompany stop loss arrangement. Total results are not affected. The loss and loss expense ratio would have been 67.3% and 75.1% and the underwriting results would have been a profit of $4.0 million and a loss of $125.0 million in the insurance and reinsurance segments, respectively, had this stop loss arrangement not been in place.

(2) Operating expenses exclude corporate operating expenses, shown separately.

(3) This includes net gains on credit default swaps of $15.9 million related to the financial products and services segment and net realized and unrealized gains of $5.5 million on investment derivatives.

(4) Ratios are based on net premiums earned for general insurance and reinsurance, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

3. Segment Information (continued)

Supplemental Segment and Geographic Information

The following table is an analysis of the Company's gross premiums written, net premiums written and net premiums earned from general operations, by line of business for the years ended December 31, 2002, 2001 and 2000:

Year Ended December 31, 2002:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$2,281,312	$1,606,023	$1,359,161
Casualty reinsurance	1,201,907	1,072,578	792,645
Property catastrophe	336,679	274,633	248,233
Other property	1,776,189	1,265,332	1,133,064
Marine, energy, aviation and satellite	1,101,759	829,929	712,113
Accident and health	137,870	115,181	127,120
Financial products and services	199,913	177,794	67,745
Other insurance (1)	577,619	384,418	321,298
Other reinsurance (1)	300,670	223,532	205,439
Total general operations	7,913,918	5,949,420	4,966,818
Life Operations	1,072,248	1,023,604	1,022,992
Total	$ 8,986,166	$ 6,973,024	$ 5,989,810

Year Ended December 31, 2001:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$1,311,538	$ 800,382	$ 779,869
Casualty reinsurance	608,071	444,059	394,825
Property catastrophe	304,506	11,359	85,843
Other property	1,079,764	601,896	606,878
Marine, energy, aviation and satellite	682,172	429,915	392,790
Accident and health	86,430	73,815	83,870
Financial products and services	94,197	87,327	37,113
Other insurance (1)	439,534	332,390	272,237
Other reinsurance (1)	119,455	89,228	114,108
Total general operations	4,725,667	2,870,371	2,767,533
Life Operations	695,595	695,595	695,595
Total	$ 5,421,262	$ 3,565,966	$ 3,463,128

3. Segment Information (continued)

Year Ended December 31, 2000:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$ 779,598	$ 502,097	$ 433,366
Casualty reinsurance	500,367	329,724	396,251
Property catastrophe	159,771	132,288	132,818
Other property	667,730	468,275	389,514
Marine, energy, aviation and satellite	495,136	284,047	261,273
Accident and health	58,030	47,029	41,325
Financial products and services	55,368	53,154	23,715
Other insurance (1)	259,689	186,251	247,196
Other reinsurance (1)	153,342	113,375	109,782
Total general operations	3,129,031	2,116,240	2,035,240
Life Operations	—	—	—
Total	$ 3,129,031	$ 2,116,240	$ 2,035,240

(1) Other insurance and reinsurance premiums written and earned include political risk, surety, bonding, warranty and other lines.

The following table shows an analysis of the Company's net premiums written for general operations by geographical location of subsidiary where the premium is written for the years ended December 31:

(U.S. dollars in thousands)

Net Premiums Written:	2002	2001	2000
Bermuda	$1,419,841	$ 609,705	$ 609,609
United States	1,693,514	1,277,668	934,110
Europe and other	2,836,065	982,998	572,521
Total	$5,949,420	$2,870,371	$2,116,240

4. The September 11 Event

Terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, "the September 11 event") are estimated to have caused the largest ever man-made insured losses for the property and casualty insurance industry. The Company has exposure to this event with claims expected to arise mainly from its aviation, property, personal accident and business interruption insurance and reinsurance coverages.

The Company has performed a detailed analysis of contracts it believes are exposed to this event. The process varied between segments, due to the specific nature of each of their operations, and by line of business. For the insurance lines of business, the Company was able to identify a limited number of relevant contracts soon after the event. The process included identification of possible claims using underwriting systems to determine potential exposures on a case-by-case basis. The exposures were then analyzed to determine the exact location and magnitude of the potential loss.

This process was complicated in the reinsurance operations where the Company is not a direct insurer. Potential losses on certain business lines were easily estimated, such as aviation and direct property catastrophe. Estimates related to the retrocessional book of business were more difficult to ascertain due to the inherent nature of determining the effect from losses arising on the underlying contracts.

The amount of reinsurance recoveries was calculated in accordance with underlying reinsurance contract terms and management believes that the credit rating of the relevant reinsurers continues to provide confidence in ultimate recoverability of these balances.

The Company estimates losses incurred of approximately $996.0 million, net of reinsurance recoveries, based on reports and estimates of loss and damage. The following is an analysis of the impact on the Company's segments and total results of operations from the September 11 event for the years ended December 31, 2002 and 2001:

Year Ended December 31, 2002:

(U.S. dollars in thousands)

	Insurance	Reinsurance	Financial Products and Services	Total
Gross premium written	$ —	$ —	$ —	$ —
Reinsurance ceded	—	—	—	—
Net premiums earned	—	—	—	—
Net losses and loss expenses	73,000	127,000	—	200,000
Underwriting loss	$ (73,000)	$ (127,000)	$ —	$ (200,000)
Equity in net income (loss) of affiliates				—
Income tax benefit				—
Net loss				$ (200,000)



4. **The September 11 Event (continued)**

Year Ended December 31, 2001:

(U.S. dollars in thousands)

	Insurance	Reinsurance	Financial Products and Services	Total
Gross premium written	$ —	$ 147,900	$ —	$ 147,900
Reinsurance ceded	25,300	340,400	—	365,700
Net premiums earned	(25,300)	(120,400)	—	(145,700)
Net losses and loss expenses	317,850	442,150	—	760,000
Underwriting loss	$ (343,150)	$ (562,550)	$ —	$ (905,700)
Equity in net loss of affiliates				(27,000)
Income tax benefit				136,760
Net loss				$ (795,940)

Premiums written, ceded and earned related to reinstatement and adjustment premiums that are typically received and paid when a catastrophic event occurs. The premium is paid to reinstate coverage for the remaining life of the contract.

Net losses and loss expenses comprise gross claims of $2.1 billion with estimated reinsurance recoveries of $1.2 billion, both excluding Winterthur International. Winterthur International incurred gross losses of $272.0 million related to the September 11 event, which the Company expects to recover from third-party reinsurers or under the net loss reserve seasoning mechanism in the Sale and Purchase Agreement (defined in Note 6 (c)), or a combination of the two. These losses related to business written by Winterthur International prior to July 1, 2001.

The Company has paid only approximately 25% of its estimated ultimate losses relating to the September 11 event as at December 31, 2002.

5. **Goodwill and Intangible Assets**

FASB issued FAS 141, "Business Combinations," and FAS 142, "Goodwill and Other Intangible Assets," in July 2001. The Company has adopted these standards for the acquisition of Winterthur International. FAS 141 addresses financial accounting and reporting for the acquisition of other companies and is applicable for new transactions effective after June 30, 2001. For previous transactions, this standard is effective for fiscal years beginning after December 15, 2001. FAS 142 addresses financial accounting and reporting for goodwill and other intangible assets both upon acquisition and after these assets have initially been recognized in the financial statements.

Adoption of FAS 142 has resulted in the Company ceasing to amortize goodwill and certain intangible assets.

The Company assessed the carrying value of goodwill as of June 30, 2002 in accordance with FAS 142 and at that time, determined that goodwill assets were unimpaired. The Company continues to review the carrying value of goodwill related to all of its investments. As further information becomes available, the Company will adjust the carrying value of goodwill as appropriate.

The following is the pro forma effect on net income available to ordinary shareholders and earnings per ordinary share for the years ended December 31, 2001 and 2000 had FAS 142 been effective January 1, 2000 as compared to the reported net income and earnings per ordinary share for the years ended December 31, 2001 and 2000:



5. Goodwill and Intangible Assets (continued)

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Net income (loss):			
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Goodwill amortization	—	57,426	57,579
Adjusted net income (loss) available to ordinary shareholders	$ 395,951	$ (518,709)	$ 563,931
Basic earnings per ordinary share:			
Basic earnings (loss) per ordinary share	$ 2.92	$ (4.55)	$ 4.07
Goodwill amortization	—	0.45	0.46
Adjusted basic earnings (loss) per ordinary share	$ 2.92	$ (4.10)	$ 4.53
Diluted earnings per ordinary share:			
Diluted earnings (loss) per ordinary share	$ 2.88	$ (4.55)	$ 4.03
Goodwill amortization	—	0.45	0.46
Adjusted diluted earnings (loss) per ordinary share	$ 2.88	$ (4.10)	$ 4.49

The following table shows an analysis of intangible assets broken down between goodwill, intangible assets with an indefinite life and intangible assets with a definite life for the years ended December 31, 2002 and 2001:

(U.S. dollars in thousands)

	Goodwill	Intangible assets with an indefinite life	Intangible assets with a definite life	Total
Balance at December 31, 2000	$1,584,548	$1,215	$5,345	$1,591,108
Additions	40,476	26,428	17,500	84,404
Amortization	(56,388)	(537)	(1,644)	(58,569)
Balance at December 31, 2001	$1,568,636	$27,106	$21,201	$1,616,943
Additions	25,649	8,671	8,624	42,944
Amortization	—	—	(6,187)	(6,187)
Balance at December 31, 2002	$1,594,285	$35,777	$23,638	$1,653,700

As at December 31, 2002 goodwill related to the insurance segment was $279.0 million, the reinsurance segment was $1.4 billion and the financial products and services segment was $4.6 million.

6. Business Combinations

(a) Le Mans Ré

Effective January 1, 2002, the Company consolidated its investment in Le Mans Ré after increasing its ownership from 49% to 67% in order to expand its international reinsurance operations. Le Mans Ré underwrites a worldwide portfolio comprising most classes of property and casualty reinsurance business, together with a selective portfolio of life reinsurance business. The remaining 33% ownership is held by Les Mutuelles du Mans Assurances Group ("MMA"). The Company has the option to buy the remaining shares from MMA for approximately $138.5 million in cash on December 13, 2003. The Company must provide



6. Business Combinations (continued)

(a) Le Mans Ré (continued)

notice of its intention to exercise prior to June 13, 2003. The Company currently intends to exercise its option prior to this date. In addition, MMA has the option to sell the remaining shares to the Company on December 13, 2003, or earlier if specific events occur, for approximately $138.5 million in cash. These events include, but are not limited to, a reduction of the Standard & Poor's rating of Le Mans Ré and a change of control in either the Company or Le Mans Ré. The purchase price for the remaining 33% ownership is fixed and the Company has recorded a liability for the purchase price for the remaining shares. Due to certain contractual arrangements between the Company and MMA, MMA does not have any economic interest in the earnings of Le Man Ré with effect from January 1, 2002 and accordingly, no minority interest was recorded in 2002.

The cost of the acquisition for the increase in ownership from 49% to 67%, including the liability discussed above, was approximately $188.5 million. Goodwill arising from the acquisition was approximately $52.6 million. The Company recognized goodwill in excess of the fair value of Le Mans Ré's net assets to increase its European franchise for its reinsurance operations. Cash paid, net of cash acquired, was $45.5 million during the year ended December 31, 2002.

Pro forma financial information and condensed balance sheet information are not presented for the acquisition of Le Mans Ré as the results of Le Mans Ré's operations are not significant to the consolidated balance sheet or consolidated results of operations of the Company.

(b) Lyndon Life Insurance Company

In the first quarter of 2002, the Company acquired Lyndon Life Insurance Company, a shell company licensed to conduct life insurance business in forty-nine U.S. states, for the purpose of obtaining licenses for the Company's life operations. The cost of the acquisition was $13.5 million, paid in cash in April 2002, and intangible assets arising from the acquisition were $3.5 million. No goodwill was recorded on this acquisition. Lyndon Life Insurance Company has been renamed XL Life Insurance and Annuity Company.

(c) Winterthur International

On July 25, 2001, the Company completed the acquisition of certain Winterthur International insurance operations ("Winterthur International") primarily to extend its predominantly North American based large corporate insurance business globally. In connection with its acquisition of Winterthur International in July 2001, in an all cash transaction, the Company has recorded a recoverable from Winterthur Swiss Insurance Company (the "Seller") of $645.7 million at December 31, 2002 based on provisions of the sale and purchase agreement between the parties ("SPA").

The Company paid to the Seller $405.6 million at closing for Winterthur International based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at December 31, 2000 and the price is subject to final determination based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at June 30, 2001 (the "Completion Financials"). By the terms of the SPA, the Seller is required to deliver the Completion Financials to the Company but has not done so to date. The Company expects the Seller to deliver the Completion Financials later in 2003 or to agree with the Seller on an alternative method for determining the final purchase price.

The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned premium reserves relating to the acquired Winterthur International operations. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA.

6. **Business Combinations (continued)**

(c) Winterthur International (continued)

The SPA provides for arbitration should the Seller and the Company disagree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. Under the terms of the SPA, the Company's exposure to a deficiency in the net reserves and the run-off of expiring business of the acquired Winterthur International operations, including by reason of uncollectible reinsurance, is limited to $61.0 million. Certain Winterthur International businesses and product lines were not purchased, primarily asbestos, certain insurance liabilities in respect of 1985 and prior years, certain captive management, alternative risk and life insurance business.

The acquisition has been accounted for under the purchase method of accounting and, therefore, the identifiable assets and liabilities of Winterthur International were recorded at their estimated fair value on June 30, 2001 based on the unaudited financial statements prepared by the Seller and provided to the Company at that time. The process of determining the fair value of such assets and liabilities acquired, as required under purchase accounting, included management's estimates and independent valuations. The purchase price was preliminarily allocated to the acquired assets and liabilities based upon their estimated fair value at June 30, 2001. The excess of the purchase price over acquired tangible net assets was then applied to intangible assets with finite and indefinite lives. The remaining purchase price excess over fair value of net assets was allocated to goodwill. The Company's estimate of the fair value of loss reserves is approximately $5.0 million less than the carrying value recorded by the Seller at July 1, 2001. This difference will be charged to income over the next five years. The Company has included $61.0 million of exposure in establishing its risk premium adjustment inherent in the fair value of loss reserves.

The fair value adjustment estimate consists of two components: (i) discounting the net loss reserves and unearned premium reserves to present value using a risk-free rate of return, net of deferred taxes, and (ii) developing an expense, profit and risk margin for the acquired reserves based on management's estimate of current market pricing and the terms in the Sale and Purchase Agreement.

The expected payment patterns for the gross loss reserves and the associated reinsurance recoverable amounts are derived by developing separate payment patterns for the gross loss reserves using historical Winterthur International data by line of business and for the associated reinsurance recoverable amounts by lagging the gross payout patterns. In addition, management has estimated a 5% risk and profit margin within these reserves. This margin is based on current pricing quotes expected from a prospective reinsurer or other third party assuming the same risks and takes into account the reserve seasoning protection provided by the seller to the Company. Determination of a fair value for the net unearned premium reserve follows a similar approach to that applied to the loss reserves but with some minor adjustments.

The fair value of significant assets and liabilities acquired by the Company includes $200.0 million of cash, $1.2 billion of invested assets, $1.1 billion of premiums receivable, $1.3 billion of unpaid losses and loss expenses recoverable, $2.6 billion of unpaid losses and loss expenses, $513.0 million of unearned premiums and $391.9 million of reinsurance balances payable. The contractual post-closing protection is considered in these fair value estimates.



6. Business Combinations (continued)

(c) Winterthur International (continued)

Allocation of the purchase price is as follows:

(U.S. dollars in thousands)

Fair value of assets acquired	$	4,791,338
Fair value of liabilities acquired		4,564,376
Fair value of tangible net assets acquired	$	226,962
Fair value of intangible assets acquired		29,800
Goodwill related to the acquisition		13,489
	$	270,251
Adjusted preliminary purchase price	$	274,738
Other costs of acquisition		22,500
Transfer of Accident and Health business		(26,987)
	$	270,251

The Company recognized goodwill in excess of the fair value of the net assets of Winterthur International operations to increase its global platform for its insurance operations.

The decrease in purchase price to $274.7 million as compared to the preliminary purchase price of $405.6 million at December 31, 2000 reflects the decline in the net asset value of Winterthur International as presented in the unaudited financial statements as at June 30, 2001. The difference of $130.9 million is included in other assets at December 31, 2002 and 2001 and is subject to final adjustment upon determination of the final purchase price and is expected to be recoverable from the Seller when the final audited U.S. GAAP financial statements at June 30, 2001 are delivered to the Company by the Seller. Although to date the Company has recognized a decline of $130.9 million in the purchase price paid for Winterthur International, the Company believes that the actual amount of reduction in the purchase price could be significantly greater when the purchase price is finally determined in accordance with the terms of the SPA.

Accident and health business originally included in the acquisition of Winterthur International was written and earned commencing July 1, 2001. During the quarter ended June 30, 2002, the Company sold the remaining unearned premium related to this business back to Winterthur Swiss Insurance Company (the seller). This was accounted for as a return premium. As a result of the ongoing process to fair value identifiable assets and liabilities, the excess of the selling price over the carrying value of this business of $27.0 million, was accounted for by adjusting the original purchase price of Winterthur International.

The Company has made an estimate of the value of intangible assets acquired and estimates that $14.7 million relates to insurance licenses and sales force, which have an indefinite life and are not therefore subject to amortization. The remaining $15.1 million relates to the value of business in force, which is estimated to have a finite life of up to five years and is being amortized over that period.

(d) The London Assurance Company of America, Inc.

In the first quarter of 2001, the Company acquired The London Assurance Company of America, Inc., a shell company licensed in forty-five U.S. states, for the purpose of obtaining licenses for the financial guaranty operations of the Company. The cost of the acquisition less cash acquired was $16.5 million. The intangible assets related to the licences was $11.2 million.



7. Investments

Net investment income is derived from the following sources:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Fixed maturities, short-term investments and cash equivalents	$ 741,277	$ 623,399	$ 589,763
Equity securities	17,102	9,646	10,661
Total gross investment income	758,379	633,045	600,424
Investment expenses	23,844	22,517	19,478
Net investment income	$ 734,535	$ 610,528	$ 580,946

The following represents an analysis of net realized gains (losses) and the change in unrealized appreciation on investments:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Net realized gains (losses):			
Fixed maturities and short-term investments:			
Gross realized gains	$ 448,923	$ 343,564	$ 254,647
Gross realized losses	(526,276)	(373,651)	(295,117)
Net realized losses	(77,353)	(30,087)	(40,470)
Equity securities:			
Gross realized gains	52,729	126,853	303,503
Gross realized losses	(160,126)	(140,864)	(149,842)
Net realized (losses) gains	(107,397)	(14,011)	153,661
Write down of other investments (see Note 9)	(29,413)	(49,139)	(66,200)
Net realized gain (loss) on sale of investment in affiliate	3	—	(1,901)
Net realized (losses) gains on investments	(214,160)	(93,237)	45,090
Net realized and unrealized (losses) gains on investment derivative instruments	(22,231)	14,638	5,481
Change in unrealized appreciation (depreciation):			
Fixed maturities and short-term investments	478,560	(17,288)	137,628
Equity securities	(59,082)	(69,305)	(231,140)
Deferred (losses) gains on forward contracts	(3,074)	10,281	(9,388)
Investment portfolio of insurance affiliates	(6,623)	1,268	(6,290)
Change in deferred income tax liability	(19,074)	4,040	(9,131)
Net change in unrealized appreciation (depreciation) on investments	390,707	(71,004)	(118,321)
Total net realized gains (losses) and change in unrealized appreciation (depreciation) on investments	$ 154,316	$ (149,603)	$ (67,750)

The net realized losses in 2002 and 2001 included a loss of $251.5 million and $115.5 million, respectively, relating to certain fixed income, equity securities and other investments where the Company determined that there was an other than temporary decline in the value of those investments. The total amount of an other than temporary decline in value in 2002 related to $144.3 million on fixed income securities, $77.8 million on equity securities and $29.4 million on other investments. Of the decline in value of fixed income and equity securities considered to be other than temporary in 2002, approximately 44% was due to investments in the communications sector. The total amount of an other than temporary decline in value in 2001 related to $66.4 million on fixed income and equity investments and $49.1 million on other investments.



7. Investments (continued)

The cost (amortized cost for fixed maturities and short-term investments), market value and related unrealized gains (losses) of investments are as follows:

(U.S. dollars in thousands)

December 31, 2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities				
U.S. Government and Government agency	$2,065,806	$ 63,081	$ (2,314)	$2,126,573
Corporate	6,268,599	295,578	(120,067)	6,444,110
Mortgage-backed securities	3,845,050	63,040	(10,885)	3,897,205
U.S. States and political subdivisions of the States	10,368	897	—	11,265
Non-U.S. Sovereign Government	1,928,704	80,391	(5,601)	2,003,494
Total fixed maturities	$14,118,527	$ 502,987	$ (138,867)	$14,482,647
Short-term investments:				
U.S. Government and Government agency	$ 705,122	$ 286	$ (111)	$ 705,297
Corporate	205,218	2,130	(1,868)	205,480
Non-U.S. Sovereign Government	90,839	1,558	(1,098)	91,299
Total short-term investments	$1,001,179	$ 3,974	$ (3,077)	$1,002,076
Total equity securities	$ 661,377	$ 503	$ (86,870)	$ 575,010

(U.S. dollars in thousands)

December 31, 2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities:				
U.S. Government and Government agency	$1,047,642	$ 19,044	$ (27,034)	$1,039,652
Corporate	5,095,415	115,427	(212,385)	4,998,457
Mortgage-backed securities	3,278,103	24,707	(9,733)	3,293,077
U.S. States and political subdivisions of the States	58,978	1,832	(585)	60,225
Non-U.S. Sovereign Government	1,465,430	6,072	(30,986)	1,440,516
Total fixed maturities	$10,945,568	$ 167,082	$ (280,723)	$10,831,927
Short-term investments:				
U.S. Government and Government agency	$ 592,011	$ 1,001	$ (1,099)	$ 591,913
Corporate	419,331	2,218	(400)	421,149
Non-U.S. Sovereign Government	38,673	33	(1,655)	37,051
Total short-term investments	$1,050,015	$ 3,252	$ (3,154)	$1,050,113
Total equity securities	$ 575,090	$ 42,679	$ (69,964)	$ 547,805

7. Investments (continued)

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(U.S. dollars in thousands)

	December 31, 2002		December 31, 2001	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due after 1 through 5 years	$ 2,811,975	$ 2,877,333	$ 2,173,907	$ 2,164,112
Due after 5 through 10 years	2,922,345	2,993,156	2,415,964	2,331,334
Due after 10 years	4,539,157	4,714,953	3,077,594	3,043,404
Mortgage-backed securities	3,845,050	3,897,205	3,278,103	3,293,077
	$14,118,527	$ 14,482,647	$ 10,945,568	$10,831,927

At December 31, 2002 and 2001, approximately $242.1 million and $328.3 million, respectively, of securities were on deposit with various U.S. state or government insurance departments in order to comply with relevant insurance regulations. The decrease in 2002 from 2001 related primarily to a decrease in required reserves as claim payments relating to the September 11 event have continued to be paid in 2002. As such, the deposits for regulatory requirements decreased.

The Company has two facilities available for the issue of letters of credit collateralized against the Company's investment portfolio with a value of $243.9 million at December 31, 2002 and $169.0 million at December 31, 2001. At December 31, 2002 and 2001, approximately $160.0 million and $120.0 million, respectively, of letters of credit were issued and outstanding under these facilities.

During 2001, $14.8 million of bonds were held in an escrow account in accordance with Internal Revenue Service regulations. During 2002 there was no longer a tax requirement to hold such funds in an escrow account and the funds were released.

8. Investments in Affiliates

The Company's investment in affiliates and equity in net income from such affiliates are summarized below:

(U.S. dollars in thousands)

	December 31, 2002		December 31, 2001		December 31, 2000	
	Carrying Value	Equity in Net Income (Loss) for the Year	Carrying Value	Equity in Net Income (Loss) for the Year	Carrying Value	Equity in Net Income (Loss) for the Year
Investment management companies and related investment funds	$1,576,45	$ 64,662	$ 874,075	$ 80,580	$ 571,022	$ 70,032
Insurance affiliates	173,548	(15,976)	239,269	(5,300)	221,700	4,323
	$1,750,00	$ 48,686	$1,113,344	$ 75,280	$ 792,722	$ 74,355

8. Investments in Affiliates (continued)

The Company has made minority investments ranging from 20% to 30% in several investment fund managers for which the Company paid a total of $142.0 million. The significant investments include Highfields Capital Management LP, a global equity investment firm, Pareto Partners L.P., a currency overlay and fixed income manager, MKP Capital Management, a fixed income investment manager, specializing in mortgage-backed securities, FrontPoint Partners LLC, an integrated alternative asset firm and Stanfield Capital Partners, a credit based asset management firm. The Company has invested in certain closed end funds, certain limited partnerships and similar investment vehicles, including funds managed by these investment fund managers, all of which are included in investment management companies and related investment funds above.

The Company's significant insurance affiliate investments at December 31, 2002 included Annuity and Life Re Holdings Ltd., Sovereign Risk Insurance, Primus Guaranty, Ltd, American Strategic Holdings, and FSA International Ltd, with ownership in those entities at 12%, 49%, 43%, 35%, and 20%. The investment in Primus was not held in 2001.

In certain investments, the carrying value is different from the underlying share of the investee's net assets. The difference represents goodwill on acquisition. Adoption of FAS 142 with effect from January 1, 2002 has resulted in the Company ceasing to amortize goodwill and certain intangible assets. See Note 18(c) for further information.

The equity in net loss of insurance and operating affiliates in 2002 includes a write down of the goodwill component of $13.3 million in the fourth quarter of 2002 due to a significant decline in the book value of Annuity and Life Re Holdings Ltd. ("Annuity and Life Re"). While the market value of Annuity and Life Re's ordinary shares is lower than its book value, the Company believes its carrying value of $43.2 million is appropriate at December 31, 2002, as supported by a discounted cashflow analysis of its underlying contracts performed in conjunction with the U.S. term life contracts novated to the Company from Annuity and Life Re. See Note 27 for further information. The Company believes the discounted cash flow analysis is more reliable than the market value as the Company currently has no plans to sell its investment. However, future losses by Annuity and Life Re may cause the Company to recognize additional losses. The market value of the Company's holding of Annuity and Life Re at December 31, 2002 was $7.3 million.

9. Other Investments

Other investments include strategic investments over which the Company does not have significant influence and whose fair value is generally unquoted. This includes investments in limited partnerships where the Company does not participate in the management of the partnerships, and investments in collateralized debt/equity instruments. Income from other investments was $0.04 million and $5.8 million for the year ended December 31, 2002 and 2001, respectively. See Note 18(b) for further information.

The Company regularly reviews the performance of these other investments.

The Company recorded losses of $29.4 million and $49.1 million in the years ended December 31, 2002 and 2001, respectively, due to other than temporary declines in values of these investments.



10. Losses and Loss Expenses

Unpaid losses and loss expenses for the Company's general operations are comprised of:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Reserve for reported losses and loss expenses	$ 7,684,716	$ 7,305,629	$2,788,378
Reserve for losses incurred but not reported	5,518,020	4,501,116	2,879,455
Unpaid losses and loss expenses	$ 13,202,736	$11,806,745	$5,667,833

Net losses and loss expenses incurred are comprised of:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Loss and loss expenses payments	$ 4,065,857	$ 2,651,566	$1,910,624
Change in unpaid losses and loss expenses	659,621	3,249,382	625,043
Reinsurance recoveries	(1,398,163)	(2,995,717)	(1,103,108)
Net losses and loss expenses incurred	$ 3,327,315	$ 2,905,231	$1,432,559

The following table represents an analysis of paid and unpaid losses and loss expenses and a reconciliation of the beginning and ending unpaid losses and loss expenses for the years indicated:

(U.S. dollars in thousands)

	2002	2001	2000
Unpaid losses and loss expenses at beginning of year	$11,806,745	$ 5,667,833	$5,369,402
Unpaid losses and loss expenses recoverable	(4,663,693)	(1,339,767)	(831,864)
Net unpaid losses and loss expenses at beginning of year	7,173,052	4,328,066	4,537,538
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:			
Current year	2,927,297	2,729,427	1,827,443
Prior years	400,018	175,804	(394,884)
Total net incurred losses and loss expenses	3,327,315	2,905,231	1,432,559
Exchange rate effects	552,173	60,618	(31,293)
Net loss reserves acquired	189,710	1,696,562	52,932
Less net losses and loss expenses paid in respect of losses occurring in:			
Current year	836,102	633,141	411,685
Prior years	2,010,729	1,184,284	1,251,985
Total net paid losses	2,846,831	1,817,425	1,663,670
Net unpaid losses and loss expenses at end of year	8,395,419	7,173,052	4,328,066
Unpaid losses and loss expenses recoverable	4,807,317	4,633,693	1,339,767
Unpaid losses and loss expenses at end of year	$13,202,736	$11,806,745	$5,667,833



10. Losses and Loss Expenses (continued)

Prior year net losses incurred

The following table presents the net adverse (favorable) development of reserves analyzed by each of the Company's operating segments :

(U.S. dollars in millions)

	2002	2001	2000
Insurance segment	$ 28	$ (78)	$ (456)
Reinsurance segment	385	253	61
Financial products and services	(13)	–	–
Total	$ 400	$ 175	$ (395)

The significant developments in prior loss reserve year estimates for each the years indicated within each of the Company's operating segments is discussed below.

Insurance Segment

During 2002, the Company's net adverse development of $28 million was comprised of an increase in loss reserves of $73 million relating to the September 11 event that was partially offset by a net decrease in the other reserves of $45 million.

The increase in 2002 in the estimate of the ultimate losses relating to the September 11 event of $73 million related primarily to the accident and health business written in the Company's Lloyd's operations. The Company had originally recorded ultimate losses for the September 11 event in the insurance segment of $318 million in 2001 based on management's best estimate at that time. This best estimate was based on an analysis which had been performed to attempt to identify all possible claims and to analyze the magnitude of the potential loss. However, the September 11 event was estimated to have caused the largest man-made insured event in the history of the insurance industry, which made such estimation inherently difficult. In addition, because the timing of the event was relatively close to the end of the year, much of the information received by the Company at that date was preliminary. The increase in the loss reserves occurred in the second quarter of 2002 after the Company received additional information from policyholders with regard to claims relating to their insured employee casualties, including estimates of benefits payable under U.S. workers' compensation statutes. Following receipt of this information, the Company completed an additional review of the reserves for this line of business. As a result of this review, management increased the ultimate loss reserves for this loss event.

The unpaid loss and loss expense reserves for the other insurance reserves at the beginning of 2002 was $4.4 billion. During 2002, the Company decreased the estimate of these reserves by a net amount of $45 million, consisting of a decrease in reserves relating to the excess casualty insurance business of $114 million partially offset by increases in prior year reserves for satellite lines of $30 million and other casualty insurance lines of $39 million. Estimated ultimate loss reserves were reduced for excess casualty insurance based upon lower than expected actual reported loss experience for business written in years 1997 and prior. A lack of available industry data resulted in more actuarial judgment being involved in establishing IBNR loss reserves for this line of business in the earlier years. Estimated loss reserves are then regularly updated to take into account actual claims reported. The adverse development experienced in the satellite lines was due to several satellite malfunctions that caused an increase in actual reported loss activity that was greater than expected. The adverse development for the other casualty lines was for business written in 1999 through 2001. In these years, premium rates for casualty business had declined due to competitive market pressures and in 2002 there was an increase in the size of claims reported that was higher than expected.



10. Losses and Loss Expenses (continued)

The Company did not change its methodology or key assumptions used in 2002 to determine ultimate loss reserves for this or any other line of insurance business written.

During 2001 and 2000, the net favorable prior year loss development of $78 million and $456 million, respectively, related principally to the Company's excess casualty insurance business written. 2001 favorable development related to business written in 1994 through 1997. Favorable development in 2000 related to business written in 1993 through 1998. Similar to 2002, favorable development was due primarily to the judgment required in establishing reserves for this line of business due to the lack of industry data available as described above. The Company did not change its methodology or key assumptions for this business in either 2001 or 2000.

While the Company has experienced favorable development in the high layer excess casualty lines for the last several years, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. Accordingly, it may not be appropriate to extrapolate future redundancies based on the Company's historical results.

Reinsurance Segment

During 2002, the Company's prior year estimate of the year-end 2001 net reserve increased by $385 million. This increase was comprised of an increase of $127 million related to the September 11 event and an increase of $258 million for all other reinsurance reserves.

The increase in estimate for the September 11 event of $127 million related primarily to higher than originally estimated business interruption losses and exposure to potential claims by the Lloyd's Central Guaranty Fund. The increase in estimate was recorded in the second quarter of 2002 following an analysis of additional new information received from the Company's ceding companies with regard to their increased estimates of claims relating to their exposures to the September 11 event. During 2001, the Company had recorded incurred losses for the September 11 event for its reinsurance operations of $442 million. Due to the size and complexity of the loss and the time lag in ceding companies reporting the information to the Company, establishing reserves for this loss within a short time period was difficult.

The increase in estimate for all other reinsurance reserves in 2002 of $258 million related principally to losses on business written in 1997 through (and including) 2000 in the Company's U.S. casualty reinsurance business and for asbestos losses in years prior to 1985. This increase was partially offset by decreases in estimates for losses related to business written in 1985 through 1996 in these same lines of business. The reporting and settlement period for reinsurance casualty business is relatively long and, in some cases, can be up to 30 years or more from the inception date. Moreover, reporting and settlement patterns can vary significantly from year to year. During the years 1998 through 2000, competitive market pressures on pricing caused premium rates for excess casualty business to decline industry wide. For these calendar years, there has been an increase in the number and size of claims reported in 2002. This increase has caused the Company to increase its estimated ultimate reserves for this business. The Company did not change its methodology or key assumptions for determining ultimate loss reserves in 2002.

The Company updated its assumptions for asbestos loss reserves in 2002 to take account of an increase in 2002 in the number and size of the ultimate asbestos claims that the Company anticipates on the policies underwritten during the years 1977 through 1985. These changes were based on recent increases in court filings and settlements on behalf of asbestos claimants. The Company's increase of $30 million in 2002 increased its total net reserves for asbestos and environmental exposures to $66 million, which was less than 1% of the Company's total unpaid loss and loss expenses at December 31, 2002. See further discussion below.

10. Losses and Loss Expenses (continued)

During 2001 and 2000, the Company's prior estimate of the year-end net reserves increased by $253 million and $61 million, respectively. The increase in 2001 related principally to loss estimates for losses occurring in 1998 through (and including) 2000. The increase in 2000 related principally to loss estimates for losses occurring in 1997 through (and including) 1999. Both years' increases related to the Company's casualty reinsurance business. The reasons were the same as those explained above. The Company did not change its methodology or key assumptions in 2001 or 2000. This adverse development was due to an increase in the size and frequency of the reported claims for these lines that was greater than previously expected in the underlying loss reporting patterns used to estimate ultimate losses.

The Company has experienced adverse development in the casualty reinsurance business for the last several years and there can be no assurance that conditions and trends that have affected the development of liabilities in the past will not continue.

Financial Products and Services Segment

During 2002 the Company's prior estimate of the year-end 2001 net reserve of $26 million decreased by $13 million to $13 million as at December 31, 2002. This change in estimate was due entirely to the financial guaranty business written within this segment for losses related to business written in 1998 through and including 2001.

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

Other loss information

In 2001 and 2000, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company's initial assumptions.

The Company's net incurred losses and loss expenses included estimates of actual and potential non-recoveries from reinsurers. As at December 31, 2002 and 2001, the reserve for potential non-recoveries from reinsurers was $47.3 million and $49.7 million, respectively.

Except for certain workers compensation and long term disability liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers compensation unpaid losses that are considered fixed and determinable, and discounts such losses using an interest rate of 7%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities. The tabular reserving methodology results in applying uniform and consistent criteria for establishing expected future indemnity and medical payments (including an explicit factor for inflation) and the use of mortality tables to determine expected payment periods. Tabular unpaid losses and loss expenses, net of reinsurance, at December 31, 2002 and 2001 were $374.5 million and $231.0 million, respectively. The related discounted unpaid losses and loss expenses were $151.7 million and $98.0 million as of December 31, 2002 and 2001, respectively. The amount of the discount credit included as a deduction in net losses and loss expenses incurred was $22.6 million and $9.1 million in 2002 and 2001, respectively.

The nature of the Company's high excess of loss liability and catastrophe business can result in loss payments that are both irregular and significant. Similarly, adjustments to reserves for individual years can be

10. Losses and Loss Expenses (continued)

irregular and significant. Such adjustments are part of the normal course of business for the Company. Conditions and trends that have affected development of liability in the past may not continue in the future. Accordingly, it is inappropriate to extrapolate future redundancies or deficiencies based upon historical experience.

Asbestos and Environmental Related Claims

The Company's reserving process includes a continuing evaluation of the potential impact on unpaid liabilities from exposure to asbestos and environmental claims, including related loss adjustment expenses. Liabilities are established to cover both known and incurred but not reported claims.

A reconciliation of the opening and closing unpaid losses and loss expenses related to asbestos and environmental exposure claims related to business written prior to 1986 for the years indicated is as follows:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Net unpaid losses and loss expenses at beginning of year	$ 33,152	$ 34,747	$ 36,206
Net incurred losses and loss expenses	35,870	2,016	1,053
Less net paid losses and loss expenses	2,892	3,611	2,512
Net increase (decrease) in unpaid losses and loss expenses	32,978	(1,595)	(1,459)
Net unpaid losses and loss expenses at end of year	66,130	33,152	34,747
Unpaid losses and loss expenses at end of year	92,167	60,166	48,133
Gross unpaid losses and loss expenses at end of year	$ 158,297	$ 93,318	$ 82,880

Incurred but not reported losses, net of reinsurance, included in the above table was $33.1 million in 2002, $8.0 million in 2001 and $14.0 million in 2000. Unpaid losses recoverable are net of potential uncollectible amounts.

The Company utilizes industry standard asbestos and environmental claims models to estimate its ultimate liability for these exposures.

As of December 31, 2002, the Company had approximately 537 open claim files for potential asbestos exposures and 515 open claim files for potential environmental exposures on business written prior to 1986. Approximately 44% of the open claim files for both 2002 and 2001 and 45% for 2000 are due to precautionary claim notices. Precautionary claim notices are submitted by the ceding companies in order to preserve their right to receive coverage under the reinsurance contract. Such notices do not contain an incurred loss amount to the Company. The development of the number of open claim files for potential asbestos and environmental claims is as follows:

	Asbestos Claims	Environmental Claims
Total number of claims outstanding at December 31, 2000	374	613
New claims reported in 2001	122	33
Claims resolved in 2001	43	103
Total number of claims outstanding at December 31, 2001	453	543
New claims reported in 2002	117	42
Claims resolved in 2002	33	70
Total number of claims outstanding at December 31, 2002	537	515

10. Losses and Loss Expenses (continued)

The Company's exposure to asbestos and environmental claims arise from policies written, both on a proportional and excess basis, after 1972. The company discontinued writing policies with these exposures in 1985. Business written was across many different policies each with a relatively small contract limit. The Company's recently reported asbestos claims related to both traditional products and premises and operations coverage.

The estimation of loss and loss expense liabilities for asbestos and environmental exposures is subject to much greater uncertainty than is normally associated with the establishment of liabilities for certain other exposures due to several factors, including: i) uncertain legal interpretation and application of insurance and reinsurance coverage and liability; ii) the lack of reliability of available historical claims data as an indicator of future claims development; iii) an uncertain political climate which may impact, among other areas, the nature and amount of costs for remediating waste sites; and iv) the potential of insurers and reinsurers to reach agreements in order to avoid further significant legal costs. Due to the potential significance of these uncertainties, the Company believes that no meaningful range of loss and loss expense liabilities beyond recorded reserves can be established. As the Company's net unpaid loss and loss expense reserves related to asbestos and environmental exposures is less than 1% of the total net reserves at December 31, 2002, further adverse development is not expected to be material to the Company's overall net loss reserves.

11. Reinsurance

The Company utilizes reinsurance and retrocession agreements principally to increase aggregate capacity and to reduce the risk of loss on business assumed. The Company's reinsurance and retrocession agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables and are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements. Under the Company's reinsurance security policy, reinsurers are generally required to be rated A or better by Standard & Poor's ("S&P") or, in the case of Lloyd's syndicates, S&P "Four Bells" and/or B+ from Moody's Investor Service. The Company will consider reinsurers that are not rated or do not fall within the above rating categories on a case-by-case basis.

The effect of reinsurance and retrocessional activity on premiums written and earned from general operations is shown below:

(U.S. dollars in thousands)

	Premiums Written Year Ended December 31			Premiums Earned Year Ended December 31		
	2002	2001	2000	2002	2001	2000
Direct	$ 4,551,889	$2,920,315	$1,688,923	$ 4,020,719	$ 2,750,894	$ 1,456,064
Assumed	3,362,029	1,805,352	1,440,108	2,916,349	1,751,464	1,455,694
Ceded	(1,964,498)	(1,855,296)	(1,012,791)	(1,970,250)	(1,734,825)	(876,518)
Net	$ 5,949,420	$2,870,371	$2,116,240	$ 4,966,818	$ 2,767,533	$ 2,035,240



11. Reinsurance (continued)

The Company recorded reinsurance recoveries on losses and loss expenses incurred of $1.4 billion, $3.0 billion and $1.1 billion for the years ended December 31, 2002, 2001 and 2000, respectively. The Company is the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $1.6 billion at December 31, 2002, collateralizing reinsurance recoverables with respect to certain reinsurers.

The following table presents an analysis of total unpaid losses and loss expenses recoverable between general and life operations for the year ended December 31, 2002:

(U.S. dollars in thousands)

	2002	2001
General operations	$ 4,807,317	$ 4,633,693
Life operations	205,338	—
Total unpaid losses and loss expenses recoverable	$ 5,012,655	$ 4,633,693

Included in unpaid loss and loss expenses recoverable at December 31, 2002 from general operations is an unsecured reinsurance recoverable from Winterthur Swiss Insurance Company (currently rated A by Standard and Poor's) of $514.8 million related to the acquisition of Winterthur International. In addition, approximately $1.8 billion related to reinsurance recoverables for Winterthur International are also guaranteed by Winterthur Swiss Insurance Company.

12. Deposit Liabilities

The Company has entered into certain contracts with cedants that transfer insufficient risk to be accounted for as insurance or reinsurance transactions. These contracts have been recorded as deposit liabilities and are matched by an equivalent amount of investments. The Company has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract, which is reviewed and adjusted periodically based on claims activity and current investment yields.

Guaranteed investment contracts, whereby the Company receives deposits at a contractual interest rate, are recorded at amortized cost. The Company also has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract, which is reviewed and adjusted periodically based on claims activity and current investment yields.

Total deposit liabilities are comprised of the following:

(U.S. dollars in thousands)

	Year Ended December 31	
	2002	2001
Reinsurance and insurance deposit liabilities	$ 1,678,649	$ 1,173,991
Guaranteed investment contract deposit liabilities	694,398	39,211
Total deposit liabilities	$ 2,373,047	$ 1,213,202

Interest expense of $65.9 million, $47.9 million and $38.4 million was recorded related to the accretion of reinsurance and insurance deposit liabilities for the years ended December 31, 2002, 2001 and 2000, respectively.


F91

13. Future Policy Benefit Reserves

During 2002, the Company entered into long duration contracts that subject the Company to mortality and morbidity risks and which were accounted for as life premiums earned. Future policy benefit reserves were established using appropriate assumptions for investment yields, mortality, and expenses,including a provision for adverse deviation. The average interest rate used for the determination of the future policy benefits for these contracts was 5.1% per annum at December 31, 2002 and 2001. Total future policy benefit reserves for the year ended December 31, 2002 and 2001 were $2.5 billion and $1.2 billion, respectively. Substantially all of these reserves relate to closed blocks of annuities.

14. Notes Payable and Debt and Financing Arrangements

As at December 31, 2002, the Company had bank, letter of credit and loan facilities available from a variety of sources, including commercial banks, totaling $4.6 billion, (2001: $4.4 billion) of which $1.9 billion (2001: $1.6 billion) of debt was outstanding. In addition, $2.5 billion (2001: $2.0 billion) of letters of credit were outstanding as at December 31, 2002, 6.5%, (2001: 5%) of which were collateralized by the Company's investment portfolio, supporting U.S. non-admitted business and the Company's Lloyd's Syndicates capital requirements.

The financing structure at December 31, 2002 was as follows:

(U.S. dollars in thousands)

Facility	Commitment (1)	In Use/Outstanding (1)
Debt:		
364-day Revolver	$ 500,000	—
7.15% Senior Notes due 2005	99,979	99,979
6.58% Guaranteed Senior Notes due 2011	255,000	255,000
6.50% Guaranteed Senior Notes due 2012	597,123	597,123
Zero Coupon Convertible Debentures due 2021	625,805	625,805
Liquid Yield Option Notes™ due 2021	300,050	300,050
	$ 2,377,957	$ 1,877,957
Letters of Credit:		
7 facilities—total	$ 2,744,051	$ 2,462,544

(1) "Commitment" and "In Use" data represent December 31, 2002 accreted values.

The financing structure at December 31, 2001 was as follows:

(U.S. dollars in thousands)

Facility	Commitment (1)	In Use/Outstanding (1)
Debt:		
364-day Revolver	$ 500,000	—
2 facilities of 5-year Revolvers—total	350,000	350,000
7.15% Senior Notes due 2005	100,000	99,970
6.58% Guaranteed Senior Notes due 2011	255,000	255,000
Zero Coupon Convertible Debentures due 2021	609,692	609,692
Liquid Yield Option Notes™ due 2021	290,147	290,147
Other operating debt	68	68
	$ 2,104,907	$ 1,604,877
Letters of Credit:		
6 facilities—total	$ 2,274,000	$ 2,029,000

(1) "Commitment" and "In Use" data represent December 31, 2001 accreted values.



14. Notes Payable and Debt and Financing Arrangements (continued)

During 2002 and 2001, borrowings under these facilities were $846.8 million and $1.2 billion, respectively, and repayments under the facilities were $600.0 million and $50.0 million, respectively. Borrowings in 2002 were used to pay down two 5-year revolvers and for general corporate purposes. Borrowings in 2001 were used to repurchase $66.4 million of the Company's shares and for general corporate purposes. The total pre-tax interest expense on notes and debt outstanding during the years ended December 31, 2002 and 2001 was $102.2 million and $65.4 million, respectively. Associated with the Company's bank and loan commitments are various loan covenants with which the Company was in compliance throughout the year ended December 31, 2002. These facilities contain various cross default provisions and covenants, including a minimum rating requirement, as further described under "Cross Defaults and Other Provisions In Debt Documents".

The Company issued $100.0 million of 7.15% Senior Notes due November 15, 2005 through a public offering at a price of $99.9 million in 1995.

In April 2001, the Company issued at par $255.0 million of 6.58% Guaranteed Senior Notes due April 2011 through a private placement to institutional investors. Proceeds of the debt were used for general corporate purposes.

In May 2001, the Company issued $1,010.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of Zero Coupon Convertible Debentures ("CARZ") at $593.57 per bond and, unless converted or repaid before their due date of May 2021, they will be repaid in May 2021 at $1,000 per bond, at a total cost of $1.01 billion. The accretion rate is 2.625% per annum on a semi-annual basis or 2.6422% per annum on an annual basis.

In September 2001, the Company also issued $508.8 million principal amount at maturity (subsequently increased to $511.4 million under the provisions of the upward interest adjustment described below) of Liquid Yield Option Notes™ ("LYONs") at an initial price of $565.01 per bond. The LYONs will also be repaid at $1,004.93 each (originally $1,000.00 each but subsequently increased as a result of the accretion rate adjustment described below), unless converted or repaid before their due date of September 2021, at a total cost of $511.4 million. The accretion rate on the LYONs was originally 2.875% per annum on a semi-annual basis or 2.89566% per annum on an annual basis. The accretion rate for the year to September 7, 2003, was increased by 0.5% per annum on a semi-annual basis to a 3.37% on a semi-annual basis and 3.403% per annum on an annual basis as a result of the of the Company's ordinary share price in the 30-day period leading up to the first put date in September 2002. The accretion rates will revert to their original rates in September 2003 unless the contingent additional accretion feature is once again triggered by the Company's ordinary share price performance in a 30-day period leading up to the second put date.

In January 2002, the Company issued $600.0 million par value 6.50% Guaranteed Senior Notes due January 2012. The notes were issued at $99.469 and gross proceeds were $596.8 million. Related expenses of the offering amounted to $7.9 million. Proceeds of the notes were used to pay down two 5-year revolvers of $350.0 million and for general corporate purposes. These credit facilities were subsequently cancelled.

On June 27, 2002, the Company renewed its principal U.S. 364-day letter of credit and credit facility. The combined capacity of the new facility is $2.0 billion of which up to $500.0 million is available in the form of revolving credit. On July 24, 2002, the Company replaced letters of credit provided by the previous owner of the Winterthur International operations with letters of credit issued from its 364-day facility. During September 2002, the Company canceled a secured $150.0 million letter of credit facility that had been unutilized. In November 2002, the Company renewed its unsecured syndicated letter of credit facility that supports its operations at Lloyd's. The renewed facility is denominated in U.K. sterling and was approximately $500.0 million at December 31, 2002.

14. Notes Payable and Debt and Financing Arrangements (continued)

The Company has several letter of credit facilities provided on a syndicated and bilateral basis from commercial banks. These facilities are utilized to support non-admitted insurance and reinsurance operations in the U.S. and capital requirements at Lloyd's. All of the commercial facilities are scheduled for renewal during 2003. In addition to letters of credit, the Company has established insurance trusts in the U.S. that provide cedents with statutory relief required under state insurance regulation in the U.S. It is anticipated that the commercial facilities will be renewed on expiry but such renewals are subject to the availability of credit from banks utilized by the Company. In the event that such credit support is insufficient, the Company could be required to provide alternative security to cedents. This could take the form of additional insurance trusts supported by the Company's investment portfolio or funds withheld using the Company's cash resources. The value of letters of credit required is driven by, among other things, loss development of existing reserves, the payment pattern of such reserves, the expansion of business written by the Company and the loss experience of such business.

Although both the CARZ and LYONs are due to be repaid in 2021, there are several features that may result in the bonds being repaid or converted into the Company's Class A Ordinary Shares before the redemption date. As these features include market-driven features and options available to the Company and bondholders, it is not possible to determine if the bonds will remain outstanding until their scheduled maturity in 2021.

Each of the CARZ and LYONs provide the bondholders the right to require the Company to repurchase the bonds on predetermined dates ("put" dates) at predetermined values as set forth in the relevant indenture. The remaining put dates for the CARZ occur on May 23 of 2004, 2006, 2008, 2011 and 2016. The remaining put dates for the LYONs occur on September 7 of 2003, 2004, 2006, 2008, 2011 and 2016. The Company may, at its option, pay the repurchase price in cash or Class A ordinary shares or a combination thereof.

In addition, each of the CARZ and LYONs provide for a contingent conversion feature that gives the bondholders the right to convert the bonds into the Company's shares at other times during the life of the bonds if the market price of the Company's shares is at certain levels. Accordingly, if the Company's ordinary share price is at least 110% of the accreted conversion price for at least twenty of the thirty days during the relevant conversion period, the bondholders would have the right to convert the bonds into ordinary Shares. If converted for ordinary shares, each CARZ would be converted into 5.9467 ordinary shares and each holder of a LYONs would receive 5.277 ordinary shares. The accreted values would be determined by applying the accretion rate to the initial issue price. In the example of CARZ, the accreted price on May 23, 2003 will be $625.36 determined by adding two year's accretion of 2.6422% per annum on an annual basis to the original issue price of $593.57.

The holders of each of the CARZ and LYONs also have the right to convert the bonds for ordinary shares in the event that the trading price of the bonds for a predetermined period falls below 95% of the value of the equivalent number of ordinary shares, provided however, if the ordinary shares are trading at a predetermined premium to the accreted price of the bonds, holders may receive cash, ordinary shares or a combination thereof in lieu of ordinary shares upon conversion.

These bonds also provide for interest rates to be adjusted in the event that the Company's ordinary share price falls below levels specified in the relevant indenture relative to the conversion price.

In addition, in the event that the credit ratings assigned to the bonds by S&P fall below BBB+, the bonds would be convertible into ordinary shares at 5.9467 ordinary shares per CARZ and 5.277 ordinary shares per LYONs. The rating assigned to the bonds at the time of issue was A+. Some corporate transactions, such as a change of control of the Company, would give the bondholders the right to require the Company to repurchase the bonds at the accreted value of the bonds at that time.



14. Notes Payable and Debt and Financing Arrangements (continued)

The bonds become immediately due if an event of default occurs and 25% or more of the bondholders demand repayment of the accreted value at the time of such event. Such an event of default would include failure to pay amounts due on the notes, an event of default occurring under the Company's other credit facilities, or certain other events such as bankruptcy or insolvency of the Company. Further descriptions of the events of defaults are contained in the indentures and consequences to the Company are described under "Cross Default and Other Provisions in Debt Documents".

The bonds are also callable as the Company has the right to redeem the bonds for cash, in full or in part, at their accreted value at any time after May 23, 2004, in the case of the CARZ, and September 7, 2004, in the case of the LYONs.

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal value ascribed to the puts, as the contingent events of these features are considered unlikely to occur or to the interest rate adjustment feature due to the current trading value of the bonds. Due to the contingent nature of the conversion features of these debt securities, there is no impact on fully diluted earnings (loss) per ordinary share at this time.

Total pre-tax interest expense on the borrowings described above was $102.2 million, $65.4 million and $32.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Associated with the Company's bank and loan commitments are various covenants that include, among other things, the requirement to maintain a minimum credit and financial strength rating and a minimum amount of consolidated shareholders' equity. The Company was in compliance with these covenants throughout the three years ended December 31, 2002.

Cross-Default and Other Provisions in Debt Documents

In general, all of the Company's bank facilities, indentures and other documents relating to the Company's outstanding indebtedness (collectively, the "Company's Debt Documents"), as described above, contain cross default provisions to each other and the Company's Debt Documents (other than the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures) contain affirmative covenants. These covenants provide for, among other things, minimum required ratings of the Company's insurance and reinsurance operating subsidiaries (other than its AAA financial guaranty companies) and the level of secured indebtedness in the future. In addition, generally each of the Company's Debt Documents provide for an event of default in the event of a change of control of the Company or some events involving bankruptcy, insolvency or reorganization of the Company. The Company's credit facilities and the 6.58% Guaranteed Senior Notes also contain minimum consolidated net worth covenants.

Under the Company's 364-day facility, five-year credit facilities and ten-year private placement notes described above, in the event that the Company fails to maintain a claims paying rating of at least A from A.M. Best or the Company's insurance and reinsurance rated operating subsidiaries (other than its AAA financial guaranty companies) fail to maintain a rating of at least A from S&P, an event of default would occur.

Each of the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures contains a cross default provision. In general, in the event that the Company defaults in the payment of indebtedness in the amount of $50.0 million or more, an event of default would be triggered under both the LYONs and 6.5% Guaranteed Senior Notes indentures. Under the CARZ indenture, in the event that the Company defaults in the payment of indebtedness in the amount of $100.0 million or more, an event of default would be triggered.



14. Notes Payable and Debt and Financing Arrangements (continued)

Given that all of the Company's Debt Documents contain cross default provisions, this may result in all holders declaring such debt due and payable and an acceleration of all debt due under those documents. If this were to occur, the Company may not have funds sufficient at that time to repay any or all of such indebtedness.

In addition, the Company's unsecured Lloyd's letter of credit facility provides that, in the event that the Company's insurance and reinsurance rated operating subsidiaries fall below A (as generally measured by the lower of the financial strength rating from A.M. Best or S&P at any time), the facility would then be required to be fully secured by the Company, at which time the Company would be required to either (i) provide an amount in cash to cover an amount equal to the aggregate letters of credit outstanding at that time or (ii) deposit assets in trust securing 105% of the aggregate letters of credit outstanding at that time. If this were to occur, the Company may not be able to provide the collateral required in order to maintain this facility.

15. Derivative Instruments

The Company enters into derivative instruments for both risk management and trading purposes. The Company is exposed to potential loss from various market risks, and manages its market risks based on guidelines established by management. These derivative instruments are carried at fair value with the resulting gains and losses recognized in income in the period in which they occur.

In 2002, the Company amended the presentation of its derivative transactions in the consolidated statements of income to include the change in fair value of all of its derivative transactions in one line item under "net realized and unrealized (losses) gains on derivative instruments". Previously, certain components of the change in fair value were included in "net premiums earned, net losses and loss expenses incurred and fee and other income". There was no effect on net income for this change and prior period results have been reclassified to reflect this change.

The following table summarizes these instruments and the effect on net income in the years ended December 31, 2002, 2001 and 2000:

(U.S. dollars in thousands)

	2002	2001	2000
Credit default swaps	$ (46,137)	$ (19,426)	$ 15,924
Weather and energy risk management products	16,607	16,556	—
Investment derivatives	(22,231)	14,638	5,481
Net realized and unrealized (losses) gains on derivatives	$ (51,761)	$ 11,768	$ 21,405

(a) Credit Default Swaps

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. Effective January 1, 2001, the Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. In 2001 and 2000, the change in fair value was split between net premiums earned, net losses and loss expenses incurred and net realized and unrealized (losses) gains on derivative instruments. In 2002, the change in fair value is all included in net realized gains and losses on derivatives. Prior period results have been reclassified to reflect this change.



15. Derivative Instruments (continued)

Credit default swaps generally cover a portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the originator of the transaction to participate in the risks. The Company generally participates in senior or higher quality rated tranches of a risk, but may participate in the primary layer in very limited instances.

The Company fair values transactions related to the primary layers of credit default swaps using a model that calculates the net present value of the premiums and expected losses based on assumptions regarding interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. The change in fair value recorded for transactions pertaining to primary layers for the year ended December 31, 2002 and 2001 was a loss of $16.2 million and a gain of $8.1 million, respectively.

Credit default swaps where the Company participates in the higher quality rated tranches are considered, in substance, financial guaranty transactions as the Company intends to hold them to maturity. Since the Company underwrites all financial guaranty transactions in the expectation of not incurring a loss, the net present value method described above is not considered appropriate. The rated tranches are therefore fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio. The change in fair value recorded for the rated tranches was a loss of $29.9 million and $27.5 million for the years ended December 31, 2002 and 2001 respectively, and a gain of $15.9 million in the year ended December 31, 2000. In accordance with FAS 133, the Company recorded a transition adjustment to recognize the difference between the carrying values and the fair values of the credit default swaps at January 1, 2001. This adjustment was not significant.

(b) Weather and Energy Derivatives

Weather and energy derivatives are recorded at fair value with the changes in fair value included in "net realized and unrealized (losses) gains on derivative instruments". Fair value is determined through the use of quoted market prices where available. Where quoted market prices are unavailable, the fair values are estimated using available market data and internal pricing models based upon consistent statistical methodologies. Estimating fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, actual and forecasted weather conditions, changes in interest rates and other market factors.

The change in fair value recorded for the weather and energy derivatives was a gain of $16.6 million and $16.6 million for the year ended December 31, 2002 and 2001, respectively.

(c) Investment Derivatives, Including Embedded Derivatives

Foreign Currency Exposure Management

The Company uses foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on the value of certain of its foreign currency fixed maturities and equity investments. These contracts are not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on these contracts are recorded in income in the period in which they occur. These contracts generally have maturities of three months or less. In addition, where the Company's investment managers believe potential gains exist in a particular currency, a forward contract may not be entered into. At December 31, 2002 and 2001, forward foreign exchange contracts with notional

15. Derivative Instruments (continued)

principal amounts totaling $30.2 million and $45.5 million, respectively were outstanding. The fair value of these contracts as at December 31, 2002 and 2001 was $28.6 million and $45.7 million, respectively, with unrealized losses $1.6 million in 2002 and $0.1 million in 2001. For the years ended December 31, 2002 and 2001, realized losses of $3.4 million and a gain of $5.3 million, respectively, and unrealized losses of $0.8 million and $2.3 million, respectively, were recorded in net realized and unrealized gains and losses on derivative instruments.

Derivative Financial Instruments – Hedges

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risks associated with guaranteed investment contracts. The Company uses interest rate swaps to convert certain liabilities from a fixed rate to a variable rate of interest (fair value hedge), and to convert a variable rate of interest from one basis to another (cash flow hedge). The Company formally documents all relationships between the hedging instruments and hedged items and links the hedge to specific liabilities. The Company assesses the effectiveness of the hedge, both at inception and on an on-going basis and determines whether the hedge is highly effective in offsetting changes in fair value or cash flows of the linked hedged item.

At December 31, 2002, contracts with a notional amount of $259.0 million were in a $1.1 million net unrealized gain position. As a result of the fair value hedges, deposit liabilities were reduced by $0.74 million at December 31, 2002. The ineffective portion of the hedge amounted to $0.06 million and the reduction in interest expense as a result of the hedges amounted to $0.18 million for the year ended December 31, 2002.

The Company is exposed to credit risk in the event of non-performance by the other parties to the forward contracts. The difference between the notional principal amounts and the associated market value is the Company's maximum credit exposure.

Financial Market Exposure

The Company also uses bond and stock index futures to add value to the portfolio where market inefficiencies are believed to exist, to equitize cash holdings of equity managers and to adjust the duration of a portfolio of fixed income securities to match the duration of related deposit liabilities. These instruments are marked to market on a daily basis and changes in fair values are recorded through net realized and unrealized gains and losses on derivative instruments. The Company measures potential losses in fair values using various statistical techniques.

Other Investment Derivatives

The Company holds warrants in conjunction with certain of its other investments. These warrants are recorded at fair value based on quoted market prices. At December 31, 2002, the Company recorded a loss of $16.7 million, and a gain of $13.6 million for 2001. This related to the change in fair value of these warrants. The primary reason for the loss in 2002 was the decline in fair value of the Mutual Risk Management Ltd warrants of $11.6 million in 2002.

In 2002, the Company entered into a treasury rate lock agreement with the underwriters of the 6.50% Guaranteed Senior Notes due 2012, (2001: 6.58% Guaranteed Senior Notes due 2011). The Notes were priced using a margin over the yield of a U.S. Treasury note with a similar maturity. The treasury rate lock agreement was designed to eliminate underlying pricing risk of the Company's debt that would have resulted from an increase in the yield of the comparable U.S. Treasury issue between the initiation of the transaction and the pricing of the transaction. The total cost of the hedge was $4.2 million. In 2001, a loss of $5.6 million was recorded in net realized and unrealized gains and losses related to the cancellation of the treasury lock agreement due to the September 11, 2001 event.



16. Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) both indirectly and directly in the ordinary course of the Company's business. At the transactional level, the Company provides various forms of credit enhancement including financial guaranty insurance and reinsurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and structured single risk based obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through variable interest entities. In synthetic transactions, the Company guarantees payment obligations of counterparties including special purpose vehicles under credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance or enters into a credit default swap of the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

In February 2003, the Company entered into an aggregate of $300.0 million of commercial paper-based credit facilities (the "Credit Facilities") and expects to increase these facilities to $500.0 million later in 2003. The proceeds of advances under the Credit Facilities were used to fund a trust account ("Trust") to collateralize the reinsurance obligations of the Company under an intercompany quota share reinsurance agreement. The issued securities and the Company's repayment obligations will be recorded as a net balance on the Company's balance sheet because the Company has a contractual legal right of offset. In the event that in the future the Company were to not have the right to offset such assets (as, for example, would be the case if the assets in the Trust were withdrawn in order to satisfy the Company's reinsurance obligations or if lender-issued securities could not be held in the Trust because they did not qualify as permitted assets under the trust agreement), then all or a portion of the assets in the Trust and the Company's repayment obligations under the Credit Facilities would be required to be included as assets and liabilities on a gross basis, respectively, on the Company's balance sheet.

Effective July 1, 2003 the Company may be required to consolidate up to $2.4 billion of assets and liabilities relating to the following variable interest entities due to its level of variable interest retained by the company and its related parties. Management is assessing alternatives with regards to restructuring these entities in order to mitigate this result and any impact on its financial covenants.

The Company has an investment in an asset backed commercial paper conduit that invests funds provided through a commercial paper and a Euro Medium Term Note program. The assets of this company are guaranteed by an unrelated third party, subject to a $25.0 million deductible. The Company has invested in a $30.0 million subordinate note which is the Company's maximum exposure to loss as a result of its involvement with this variable interest entity. The Company could experience a loss in the event that the assets of the underlying commercial paper conduit do not perform as expected. The investment company has assets and liabilities of approximately $950.0 million at December 31, 2002 and 2001.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands of which the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $715.0 million as at December 31, 2002. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $544.1 million of policy limits as of December 31, 2002. The Company could experience a loss in the event that the underlying assets do not perform as expected.

16. Variable Interest Entities (continued)

The Company has a residual interest in an asset backed securities collateralized bond obligation ("CBO"). The CBO has assets of $304.9 million and liabilities of $289.4 million as of December 31, 2002. Through the Company's investment in the CBO's preferred shares, the Company's maximum exposure to loss as a result of its investment in this variable interest entity was $3.3 million as at December 31, 2002. The Company also has indirect exposure to loss through its investment in affiliates. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

The Company has an investment in the junior notes of a collateralized debt obligation ("CDO"). The Company also issued financial guaranties for the senior notes of the CDO. As of December 31, 2002, the CDO had assets of $452.7 million and liabilities of $395.6 million and the Company's maximum exposure to loss as a result of its investment in this variable interest entity was approximately $425.0 million. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

17. Exposures Under Guaranties

The Company provides and reinsures financial guaranties issued to support public and private borrowing arrangements. Financial guaranties are conditional commitments that guarantee the performance of an obligor to a third party, typically the timely repayment of principal and interest. The Company's potential liability in the event of non- payment by the issuer of the insured obligation is represented by its proportionate share of the aggregate outstanding principal and interest payable ("insurance in force") on such insured obligation. In synthetic transactions, the Company guarantees payment obligations of counterparties under credit default swaps. The unearned premium reserve balance for such guarantees totaled approximately $215.4 million and $100.6 million at December 31, 2002 and 2001 respectively. The range of maturity of the insured obligations is one to thirty five years. The Company does not record a carrying value for future installment premiums as they are recognized over the term of the contract.

The Company manages its exposures to underwriting risk on these transactions through a structured process which includes but is not limited to detailed credit analysis, review of and adherence to underwriting guidelines and the use of reinsurance. The Company has also implemented surveillance policies and procedures to monitor its exposure throughout the life of the transactions. In addition, the structures of the transactions are such that the insured obligation is backed by a stream of cash flows, pools of assets or some other form of collateral. This collateral would typically become the Company's upon the payment of a claim by the Company.

The following table presents financial guaranty aggregate insured portfolios at December 31, 2002 where the net par outstanding was $36.4 billion, which includes credit default swap exposures of $8.7 billion. The liability for these credit default swaps has a carrying value of $160.3 million.

	Net Par Outstanding	% of Total
Credit Quality:		
AAA	$ 10,275	28.2%
AA	4,044	11.1%
A	9,354	25.7%
BBB	12,434	34.1%
BB and below	309	0.9%
Total	$ 36,416	100.0%



17. Exposures Under Guaranties (continued)

	Net Par Outstanding	% of Total
Geographic:		
United States	$ 28,383	77.9%
United Kingdom	1,697	4.7%
Brazil	1,179	3.2%
Mexico	781	2.1%
International	1,097	3.0%
Other (1)	3,279	9.1%
Total	$ 36,416	100.0%

(1) Other includes Canada, France, Germany, Korea, Chile, Australia, Japan, Portugal, El Salvador, Jamaica, Panama, Costa Rica, Qatar, New Zealand and Spain.

	Net Par Outstanding	% of Total
Sector Allocation:		
Collateralized Debt Obligations	$ 12,148	33.4%
Consumer Assets	8,240	22.6%
Public Finance	9,845	27.0%
Other Single Risk	5,023	13.8%
Other Structured Finance	418	1.1%
Commercial Assets	742	2.1%
Total	$ 36,416	100.0%

18. Commitments and Contingencies

(a) Concentrations of Credit Risk

The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by rating agencies. The credit approval process involves an assessment of factors including, among others, the counterparty, country and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty.

The areas where significant concentrations of credit risk may exist include unpaid losses and loss expenses recoverable and reinsurance balances receivable (collectively "reinsurance assets"), investments and cash and cash equivalent balances. The Company's reinsurance assets at December 31, 2002 amounted to $6.3 billion and resulted from reinsurance arrangements in the course of its operations. A credit exposure exists with respect to reinsurance assets as they may be uncollectible. The Company manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and if necessary, the Company may hold collateral in the form of funds, trust accounts and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis.

18. Commitments and Contingencies (continued)

(a) *Concentrations of Credit Risk* (continued)

In addition, the Company underwrites a significant amount of its general insurance and reinsurance business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations with respect to the payments of insurance and reinsurance balances to the Company. During 2002, 2001 and 2000, approximately 23%, 23% and 22%, respectively, of the Company's consolidated gross written premiums from general operations were generated from or placed by Marsh & McLennan Companies. During 2002, 2001 and 2000, approximately 17% 16% and 16%, respectively, of the Company's consolidated gross written premiums from general operations were generated from or placed by AON Corporation and its subsidiaries. Both of these companies are large, well established companies and there are no indications that either of them is financially troubled. No other broker and no one insured or reinsured accounted for more than 10% of gross premiums written from general operations in each of the three years ended December 31, 2002.

The Company's available for sale investment portfolio is managed by external managers in accordance with guidelines that have been tailored to meet specific investment strategies, including standards of diversification, which limit the allowable holdings of any single issue. The Company did not have an aggregate investment in a single entity, other than the U.S. government, in excess of 10% of the Company's shareholders' equity at December 31, 2002 and 2001.

In connection with its acquisition of Winterthur International in July 2001, in an all cash transaction, the Company has recorded a total recoverable from Winterthur Swiss Insurance Company (the "Seller") of $645.7 million at December 31, 2002 based on provisions of the sale and purchase agreement between the parties ("SPA").

The Company paid to the Seller $405.6 million at closing for Winterthur International based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at December 31, 2000 and the price is subject to final determination based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at June 30, 2001 (the "Completion Financials"). By the terms of the SPA, the Seller is required to deliver the Completion Financials to the Company but has not done so to date. The Company expects the Seller to deliver the Completion Financials later in 2003 or to agree with the Seller to an alternative method for determining the final purchase price.

The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned premium reserves relating to the acquired Winterthur International operations. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA. The SPA provides for arbitration should the Seller and the Company disagree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. An impairment also may result in the event that the Company and the Seller agree on an amount that is less than the amount shown as a recovery in the Company's financial statements or to the extent that any amount proves to be uncollectible from the Seller for any reason.

18. Commitments and Contingencies (continued)

(b) *Other Investments*

The Company has commited to invest in several limited partnerships and collateralized debt/equity investments as part of its overall corporate strategy. The Company has commitments which include potential additional add-on clauses, to invest a further $21.0 million over the next five years.

(c) *Investments in Affiliates*

The Company owns a minority interest in certain closed-end funds, certain limited partnerships and similar investment vehicles, including funds managed by those companies. The Company has commitments, which include potential additional add-on clauses, to invest a further $203.1 million over the next five years.

(d) *Properties*

The Company rents space for its offices under leases that expire up to 2017. Total rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $30.4 million, $18.9 million and $18.3 million, respectively. Future minimum rental commitments under existing leases are expected to be as follows:

(U.S. dollars in thousands)

Year Ended December 31:	
2003	$ 28,141
2004	26,599
2005	24,325
2006	22,731
2007	21,265
2008 – 2017	145,890
Total minimum future rentals	$ 268,951

(e) *Tax Matters*

The Company is a Cayman Islands corporation and, except as described below, neither it nor its non-U.S. subsidiaries have paid United States corporate income taxes (other than withholding taxes on dividend income) on the basis that they are not engaged in a trade or business or otherwise subject to taxation in the United States. However, because definitive identification of activities which constitute being engaged in trade or business in the United States is not provided by the Internal Revenue Code of 1986, regulations or court decisions, there can be no assurance that the Internal Revenue Service will not contend that the Company or its non-U.S. subsidiaries are engaged in trade or business or otherwise subject to taxation in the United States. If the Company or its non-U.S. subsidiaries were considered to be engaged in trade or business in the United States (and, if the Company or such subsidiaries were to qualify for the benefits under the income tax treaty between the United States and Bermuda or Ireland, such businesses were attributable to a "permanent establishment" in the United States), the Company or such subsidiaries could be subject to U.S. tax at regular tax rates on its taxable income that is effectively connected with its U.S. trade or business plus an additional 30% "branch profits" tax on such income remaining after the regular tax, in which case there could be a significant adverse effect on the Company's results of operations and financial condition.

19. Share Capital

(a) *Authorized and Issued*

The authorized share capital is 999,990,000 ordinary shares of a par value of $0.01 each. Holders of Class A ordinary shares are entitled to one vote for each share. In June 2000, the Company's Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. All shares in issue at December 31, 2002 are Class A ordinary shares.

The following table is a summary of Class A ordinary shares issued and outstanding (in thousands):

	Year Ended December 31		
	2002	2001	2000
Balance—beginning of year	134,734	125,020	127,807
Exercise of options	1,096	1,812	2,247
Issue of restricted shares	220	235	40
Issue of shares—Employee stock purchase plan	47	–	–
Repurchase of shares	(34)	(1,533)	(5,074)
Issue of shares	—	9,200	—
Balance—end of year	136,063	134,734	125,020

The Company issued 9.2 million shares during November 2001 at a price of $89.00 per share to support capital requirements subsequent to the September 11 event. Net proceeds received were $787.7 million.

In August 2002, the Company issued 9.2 million 8.00% Series A Preference Ordinary Shares at $25 per share. Gross proceeds were $230.0 million and related expenses were $7.2 million. Upon dissolution of the Company, the holders of the Preference Shares would be entitled to receive a liquidation preference of $25 per share, plus accrued and unpaid dividends. Dividends on the Preference Shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Preference Shares on or after August 14, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the Preference Shares before August 14, 2007 at specified redemption prices, plus accrued and unpaid dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Preference Shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Preference Shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

In November 2002, the Company issued 11.5 million 7.625% Series B Preference Ordinary Shares at $25 per share. Gross proceeds were $287.5 million and related expenses were $9.1 million. Upon dissolution of the Company, the holders of the Preference Shares would be entitled to receive a liquidation preference of $25 per share, plus accrued and unpaid dividends. Dividends on the Preference Shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Preference Shares on or after November 18, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the Preference Shares before November 18, 2007 at


E104

19. Share Capital (continued)

specified redemption prices, plus accrued and unpaid dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Preference Shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Preference Shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

(b) Share Repurchases

The Company has had several stock repurchase plans as part of its capital management program. On January 9, 2000, the Board of Directors authorized the repurchase of shares up to $500.0 million. During 2001, the Company repurchased 1.5 million ordinary shares at a total cost of $116.9 million, or an average cost of $76.40 per ordinary share. During 2000, the Company repurchased 5.1 million ordinary shares at a total cost of $247.7 million, or an average cost of $48.82 per ordinary share. The Company has repurchased shares from employees and directors in relation to share swaps on option exercises and withholding tax on restricted stock.

(c) Stock Plans

The Company's long term stock plan, the 1991 Performance Incentive Program, as amended and restated effective May 10, 2002, provides for grants of non-qualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARs"). The plan is administered by the Company and the Compensation Committee of the Board of Directors. Stock options may be granted with or without SARs. Grant prices are established at the fair market value of the Company's common stock at the date of grant. Options and SARs have a life of not longer than ten years and vest as set forth by the Compensation Committee at the time of grant. Options currently vest annually over three or four years from date of grant.

Restricted stock awards issued under the 1991 Performance Incentive Program plan vest over such periods as the Compensation Committee may approve. These shares contained certain restrictions, prior to vesting, relating to, among other things, forfeiture in the event of termination of employment and transferability. As the shares are issued, deferred compensation equivalent to the fair market value on the date of the grant is charged to shareholders' equity and subsequently amortized over the vesting period. Restricted stock issued under the plan totaled 225,960 shares, 227,795 shares and 77,472 shares in 2002, 2001 and 2000, respectively. Restricted stock awards granted by NAC prior to the merger amounted to 3,627 shares in 1999. Vesting for restricted stock awards generally occurs over a four to six year period.

All options granted to non-employee directors are granted under the 1991 Performance Incentive Program. All options vest immediately on the grant date. Directors may also make an irrevocable election preceding the beginning of each fiscal year to defer cash compensation that would otherwise be payable as his or her annual retainer in increments of $5,000. The deferred payments are credited in the form of ordinary shares calculated by dividing 110% of the deferred payment by the market value of the Company's stock at the beginning of the fiscal year. These shares are distributed under the terms of the plan. Shares issued under the plan totaled 3,622, 4,240 and 8,179 in 2002, 2001 and 2000, respectively.

A second stock plan is provided for the directors that grants share units equal to their annual retainer divided by market price of the Company's ordinary stock on January 1 of each year. These units receive dividends in the form of additional units equal to the cash value divided by the market price on the payment date. Stock units totaling 6,659, 7,318 and 12,903 were issued in 2002, 2001 and 2000, respectively. Total units are granted as shares upon retirement.

19. **Share Capital (continued)**

Following the merger with NAC, new option plans were created in the Company to adopt the NAC plans. Options generally have a five or six year vesting schedule, with the majority expiring ten years from the date of grant; the remainder having no expiration. A stock plan is also maintained for non-employee directors. Options expire ten years from the date of grant and are fully exercisable six months after their grant date.

In 1999, the Company adopted the 1999 Performance Incentive Plan under which 1,250,000 options were available and issued to employees who were not directors or executive officers of the Company.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation." Had the Company adopted the accounting provisions of FAS 123, compensation costs would have been determined based on the fair value of the stock option awards granted in 2002, 2001 and 2000, and net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Net income (loss) available to ordinary shareholders—as reported	$ 395,951	$ (576,135)	$ 506,352
Net income (loss) available to ordinary shareholders—pro-forma	$ 342,160	$ (615,868)	$ 481,560
Basic earnings (loss) per ordinary share and ordinary share equivalent—as reported	$ 2.92	$ (4.55)	$ 4.07
Basic earnings (loss) per ordinary share and ordinary share equivalent —pro-forma	$ 2.52	$ (4.86)	$ 3.87
Diluted earnings (loss) per ordinary share and ordinary share equivalent —as reported	$ 2.88	$ (4.55)	$ 4.03
Diluted earnings (loss) per ordinary share and ordinary share equivalent —pro-forma	$ 2.49	$ (4.86)	$ 3.83

The Company plans to record stock option expense for options granted subsequent to January 1, 2003 in accordance with transition guidance provided by FAS 148.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the "ESPP") was approved by the shareholders of the Company on May 10, 2002. The ESPP is administered by a committee which consists of members of the Compensation Committee of the Company's Board of Directors. The ESPP has two offering periods a year with the first period commencing on July 1, 2002. All employees are eligible to participate in the ESPP provided they have been employed by the Company at least one month prior to the start of the offering period and they do not hold more than 5% of the Company's total stock, including stock acquired in the current period. Employees can invest up to 20% of their total monthly cash compensation towards the purchase of the Company's shares up to a total market value of U.S. $25,000. The total number of shares purchased in any offering period cannot exceed 1,000 shares. Employees who enroll in the ESPP may purchase the Company's shares at a 15% discount on the lesser of the market price at the beginning or at the end of the six months. Once purchased, employees can sell or transfer their shares to someone else's name only during an Open Trading Window. Participants in the ESPP are eligible to receive dividends on the



19. Share Capital (continued)

Company's shares. A total of 1,255,000 ordinary shares may be issued under the ESPP. The number of share issued at December 31, 2002 was 47,399.

(d) FAS 123 Pro Forma Disclosure

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	2.00%	2.26%	3.58%
Risk free interest rate	4.58%	4.65%	5.04%
Expected volatility	30.9%	26.01%	25.77%
Expected lives	5.0 years	5.0 years	7.5 years

Total stock based compensation expensed, which related to amortization of restricted stock, was $14.3 million, $10.4 million and $9.5 million in 2002, 2001 and 2000, respectively.

(e) Options

Following is a summary of stock options and related activity:

(U.S. dollars in thousands, except per share amounts)

	2002		2001		2000	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding—beginning of year	9,194,132	$ 61.10	8,163,017	$ 51.09	10,282,723	$ 46.50
Granted	3,460,149	$ 92.36	3,089,999	$ 79.42	579,852	$ 49.95
Exercised	(1,010,849)	$ 51.17	(1,943,966)	$ 47.61	(2,515,774)	$ 31.48
Cancelled	(445,366)	$ 71.07	(114,918)	$ 66.26	(183,784)	$ 61.80
Outstanding—end of year	11,198,066	$ 71.31	9,194,132	$ 61.10	8,163,017	$ 51.09
Options exercisable	6,068,326		5,021,748		5,034,693	
Options available for grant	10,451,872	*	5,915,430	*	9,904,918	*

* Available for grant includes shares that may be granted as either stock options or restricted stock.

19. Share Capital (continued)

The following table summarizes information about the Company's stock options (including stock appreciation rights) for options outstanding as of December 31, 2002:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number of Options		Average Exercise Price	Average Remaining Contractual Life	Number of Options		Average Exercise Price
$18.75 - $27.46(1)	142,954	$	21.63	1.4 years	142,954	$	21.63
$28.97 - $43.25(2)	975,155	$	37.38	3.2 years	965,555	$	37.33
$44.00 - $64.69	3,028,922	$	52.87	5.8 years	2,891,998	$	52.94
$66.50 - $96.56	7,051,035	$	84.92	8.2 years	2,067,819	$	78.10
$18.75 – $96.56	11,198,066	$	71.31	7.1 years	6,068,326	$	58.27

(1) Includes 25,732 options outstanding and exercisable, with an average exercise price of $23.85 that have no expiration date. These options are not included in the calculation of the average remaining contractual life.

(2) Includes 22,779 options outstanding and exercisable, with an average exercise price of $37.23 that have no expiration date. These options are not included in the calculation of the average remaining contractual life.

(f) Voting

The Company's Articles of Association restrict the voting power of any person to less than approximately 10% of total voting power.

(g) Share Rights Plan

Rights to purchase Class A ordinary shares ("the Rights") were distributed as a dividend at the rate of one Right for each Class A ordinary share held of record as of the close of business on October 31, 1998. Each Right entitles holders of Class A ordinary shares to buy one ordinary share at an exercise price of $350. The Rights would be exercisable, and would detach from the Class A ordinary shares, only if a person or group were to acquire 20% or more of the Company's outstanding Class A ordinary shares, or were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 20% or more of Class A ordinary shares. Upon a person or group without prior approval of the Board acquiring 20% or more of Class A ordinary shares, each Right would entitle the holder (other than such an acquiring person or group) to purchase Class A ordinary shares (or, in certain circumstances, Class A ordinary shares of the acquiring person) with a value of twice the Rights exercise price upon payment of the Rights exercise price. The Company will be entitled to redeem the Rights at $0.01 per Right at any time until the close of business on the tenth day after the Rights become exercisable. The Rights will expire at the close of business on September 30, 2008, and do not have a fair value. The Company has reserved 119,073,878 Class A ordinary shares being authorized and unissued for issue upon exercise of Rights.

20. Retirement Plans

The Company maintains both defined contribution and defined benefit retirement plans, which vary for each subsidiary. Plan assets are invested principally in equity securities and fixed maturities.



20. Retirement Plans (continued)

The Company has a qualified defined contribution plan which is managed externally and whereby employees and the Company contribute a certain percentage of the employee's gross salary into the plan each month. The Company's contribution generally vests over 5 years. The Company's expenses for its qualified contributory defined contribution retirement plans were $22.2 million, $9.7 million and $7.4 million in the years ended December 31, 2002, 2001 and 2000, respectively.

A qualified non-contributory defined benefit pension plan exists to cover substantially all its U.S. employees. This plan also includes a non-qualified supplemental defined benefit plan designed to compensate individuals to the extent their benefits under the Company's qualified plan are curtailed due to Internal Revenue Code limitations. Benefits are based on years of service and compensation, as defined in the plan, during the highest consecutive three years of the employee's last ten years of employment. Under these plans, the Company's policy is to make annual contributions to the plan that are deductible for federal income tax purposes and that meet the minimum funding standards required by law. The contribution level is determined by utilizing the entry age cost method and different actuarial assumptions than those used for pension expense purposes. The projected benefit obligation, accumulated benefit obligation and fair value of the assets for this plan with accumulated benefit obligations in excess of plan assets were $20.3 million, $20.3 million and $11.6 million, respectively, as of December 31, 2002, and $24.9 million, $15.1 million and $12.4 million, respectively, as of December 31, 2001.

In the first quarter of 2002, the Company curtailed its qualified non-contributory defined benefit plan. Under the terms of the curtailment, eligible employees will not earn additional defined benefits for future services. However, future service may be counted toward vesting of benefits which accumulated based on past service. The Company recognized a benefit of $9.9 million associated with this curtailment gain.

Pension benefits and retirement plans in relation to the Winterthur International acquisition are subject to transition provisions in the Sale and Purchase Agreement. Under these plans, employees accrue benefits based on years of credited service, average compensation and age. The pension obligation under these arrangements will continue with the seller until contractual terms are satisfied and the liability under a GAAP basis has been quantified and agreed between the Company and the seller, at which point all Winterthur International employees will be covered under a Company plan. Definition of various contractual rights and obligations and valuation of the plans are expected to be completed in 2003. The seller will provide the assets to fund the pension liability. It is not believed that adoption of these plans will have a significant effect on the results of operations, financial position and liquidity of the Company.

21. Accumulated Other Comprehensive Income (Loss)

The related tax effects allocated to each component of the change in accumulated other comprehensive income were as follows:

(U.S. dollars in thousands)

	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
Year Ended December 31, 2002:			
Unrealized gains (losses) on investments:			
Unrealized losses arising during year	$ 157,473	$ 3,261	$ 154,212
Less reclassification for gains (losses) realized in income	(214,160)	22,335	(236,495)
Net unrealized gains (losses) on investments	371,633	(19,074)	390,707
Foreign currency translation adjustments	6,689	(431)	7,120
Change in accumulated other comprehensive income (loss)	$ 378,322	$ (19,505)	$ 397,827
Year Ended December 31, 2001:			
Unrealized gains (losses) on investments:			
Unrealized losses arising during year	$ (160,201)	$ 9,576	$ (169,777)
Less reclassification for gains (losses) realized in income	(93,237)	5,536	(98,773)
Net unrealized losses on investments	(66,964)	4,040	(71,004)
Foreign currency translation adjustments	(31,882)	5,415	(37,297)
Change in accumulated other comprehensive loss	$ (98,846)	$ 9,455	$ (108,301)
Year Ended December 31, 2000:			
Unrealized gains (losses) on investments:			
Unrealized gains arising during year	$ (82,362)	$ (21,980)	$ (60,382)
Less reclassification for gains realized in income	45,090	(12,849)	57,939
Net unrealized losses on investments	(127,452)	(9,131)	(118,321)
Foreign currency translation adjustments	(5,600)	102	(5,702)
Change in accumulated other comprehensive loss	$ (133,052)	$ (9,029)	$ (124,023)

22. Contributed Surplus

Under the laws of the Cayman Islands, the use of the Company's contributed surplus is restricted to the issue of fully paid shares (i.e. stock dividend or stock split) and the payment of any premium on the repurchase of ordinary shares.

23. Dividends

In 2002, four regular quarterly dividends were paid at $0.47 per share to ordinary shareholders of record as of February 4, May 28, August 5 and December 2.

In 2002, the Company paid dividends of $9.6 million to Series A and Series B preference shareholders.

In 2001, four regular quarterly dividends were paid at $0.46 per share to ordinary shareholders of record of February 15, May 25, August 15 and November 30.

In 2000, four regular quarterly dividends were paid at $0.45 per share to ordinary shareholders of record of February 15, May 25, August 15 and November 15.



24. Taxation

The Company is not subject to any taxes in the Cayman Islands on either income or capital gains under current Cayman law. The Company has received an undertaking that the Company will be exempted from Cayman Islands income or capital gains taxes until June 2018 in the event of any such taxes being imposed.

The Company's Bermuda subsidiaries are not subject to any income, withholding or capital gains taxes under current Bermuda law. In the event that there is a change such that these taxes are imposed, the Bermuda subsidiaries would be exempted from any such tax until March 2016 pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, and Amended Act of 1987.

The Company's U.S. subsidiaries are subject to federal, state and local corporate income taxes and other taxes applicable to U.S. corporations. The provision for federal income taxes has been determined under the principles of the consolidated tax provisions of the Internal Revenue Code and Regulations thereunder. Should the U.S. subsidiaries pay a dividend to the Company, withholding taxes will apply.

The Company has operations in subsidiary and branch form in various other jurisdictions around the world, including but not limited to the U.K., Switzerland, Ireland, Germany, France and Luxembourg that are subject to relevant taxes in those jurisdictions.

The income tax provisions for the years ended December 31, 2002, 2001 and 2000 are as follows:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Current Expense (Benefit):			
U.S.	$ 988	$ 5,398	$ (3,175)
Non U.S.	3,521	16,506	8,612
Total current expense	$ 4,509	$ 21,904	$ 5,437
Deferred Expense (Benefit):			
U.S.	$ (2,949)	$ (69,384)	$ (53,338)
Non U.S.	21,087	(142,434)	(8,455)
Total deferred expense (benefit)	$ 18,138	$ (211,818)	$ (61,793)
Total Tax Expense (Benefit)	$ 22,647	$ (189,914)	$ (56,356)

The weighted average expected tax provision has been calculated using the pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. Reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years December 31, 2002 and 2001 is provided below:

(U.S. dollars in thousands)

	Year Ended December 31	
	2002	2001
Expected tax provision at weighted average rate	$ 23,835	$ (215,563)
Permanent differences:		
Non taxable minority interests	(7,624)	–
Tax-exempt investment income	(5,470)	(8,964)
Prior year adjustments	454	–
Foreign taxes	(1,139)	–
Valuation allowance	10,874	39,700
Goodwill	–	691
Other	1,717	(5,778)
Total tax expense (benefit)	$ 22,647	$ (189,914)

24. Taxation (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

(U.S. dollars in thousands)

	2002	2001
Deferred Tax Asset:		
Net unpaid loss reserve discount	$ 57,258	$ 121,846
Net unearned premiums	36,411	23,674
Compensation liabilities	5,181	8,232
Net operating losses	295,986	277,969
Currency translation adjustments	2,438	2,187
Alternative minimum tax credits	14,259	12,997
Investment adjustments	11,552	4,514
Capital loss carryforward	—	1,990
Foreign tax credit carryforward	—	2,508
Deferred acquisition costs	—	4,714
Other	2,246	16,372
Deferred tax asset, gross of valuation allowance	425,331	477,003
Valuation allowance foreign tax credit	50,574	39,700
Deferred tax asset, net of valuation allowance	374,757	437,303
Deferred Tax Liability:		
Net unrealized appreciation on investments	28,446	2,686
Deferred acquisition costs	22,059	—
Other	3,628	15,395
Deferred tax liability	54,133	18,081
Net Deferred Tax Asset	$ 320,624	$ 419,222

The valuation allowance of $50.5 million at December 31, 2002 relates to net operating loss carry-forwards that may not be realized within a reasonable period. The valuation allowance of $39.7 million at December 31, 2001 relates to net operating loss carry-forwards that may not be realized within a reasonable period and foreign tax credits that may expire before being realized. The deferred tax asset and valuation allowance for the U.S. foreign tax credits which expired in 2002 were eliminated in the current year. Management believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. U.S. net operating loss carryforwards at December 31, 2002 were approximately $199.5 million and will expire in future years through 2021. As at December 31, 2002, net operating loss carryforwards in the U.K. were $570.0 million and have no expiration.

Shareholders' equity at December 31, 2002 and 2001 reflected tax benefits of $3.7 million and $9.1 million, respectively, related to compensation expense deductions for stock options exercised for one of the Company's U.S. subsidiaries.

25. Statutory Financial Data

The Company's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the various countries the Company operates in, including Bermuda, the U.S. and the U.K., among others. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

(U.S. dollars in thousands)

	Bermuda		U.S.		U.K., Europe and Other	
	December 31		December 31		December 31	
	2002	2001	2002	2001	2002	2001
Required statutory capital and surplus	$ 2,212,993	$ 1,208,968	$ 138,913	$ 121,000	$ 104,594	$ 87,144
Actual statutory capital and surplus	$ 5,110,050	$ 3,578,807	$ 1,163,164	$ 639,422	$ 553,317	$ 449,449

The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction however the primary difference is that statutory financial statements do not reflect deferred policy acquisition costs, deferred income tax net assets, intangible assets, unrealized appreciation on investments and any unauthorized/authorized reinsurance charges.

Except as noted below, there are no statutory restrictions on the payment of dividends from retained earnings by any of the Company's subsidiaries as applicable minimum levels of solvency and liquidity have been met and all regulatory requirements and licensing rules complied with. At December 31, 2002 and 2001, XL Re America, one of the Company's subsidiaries, had a statutory earned deficit and is restricted from making a dividend distribution at this time by the New York Insurance Department. At December 31, 2002 and 2001, XL Insurance Company Limited (previously known as Winterthur International Insurance Company Limited) had a statutory earned deficit and is restricted from making a dividend distribution at this time under U.K. Company law.

26. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Basic Earnings (Loss) Per Ordinary Share:			
Net income (loss) available to ordinary shareholders	$ 395,95	$ (576,135)	$ 506,352
Weighted average ordinary shares outstanding	135,636	126,676	124,503
Basic earnings (loss) per ordinary share	$ 2.92	$ (4.55)	$ 4.07
Diluted Earnings (Loss) Per Ordinary Share:			
Net income (loss) available to ordinary shareholders	$ 395,95	$ (576,135)	$ 506,352
Weighted average ordinary shares outstanding basic	135,636	126,676	124,503
Average stock options outstanding (1) (2)	1,752	—	1,194
Weighted average ordinary shares outstanding diluted	137,388	126,676	125,697
Diluted earnings (loss) per ordinary share	$ 2.88	$ (4.55)	$ 4.03

(1) Net of shares repurchased under the treasury stock method.

(2) Average stock options of 2,007 outstanding for the year ended December 31, 2001 have been excluded where these were anti-dilutive to the loss per ordinary share.

27. Related Party Transactions

On December 31, 2002, the Company entered into an agreement with Annuity and Life Reinsurance, Ltd.("ALRE"), a subsidiary of Annuity and Life Re (Holdings), Ltd. ("ANR"), pursuant to which the Company assumed certain blocks of life reinsurance business. The Company has an investment in ANR that is accounted for as an affiliate. Under the agreement, the Company has assumed five blocks of life reinsurance business from ALRE and entered into a 50% quota share reinsurance contract with ALRE with respect to four of those blocks of business that the Company believes were all on "arms length" terms. As consideration for the novation of the five blocks of business from ALRE, the Company made a payment of approximately $44.0 million. As consideration for the 50% quota share reinsurance contract, the Company received a ceding commission of approximately $26.0 million. In connection with the transferred blocks of business, ALRE also transferred to the Company approximately $66.0 million in assets and related future policy benefit reserves. The 50% quota share reinsurance contract is structured as a modified coinsurance arrangement, as such, the Company recorded a liability for the funds withheld in reinsurance balances payable on the balance sheet in the amount of $25.0 million.

28. Subsequent Events

On February 25, 2003, the Company entered into $300.0 million of commercial paper based credit facilities. The proceeds of the advances were used to fund a trust account, collateralizing the Company's reinsurance obligations of a subsidiary. The Company expects that it will increase these facilities to $500.0 million later in 2003.

The Company entered into a new $100 million letter of credit facility in January 2003.

29. Unaudited Quarterly Financial Data

The following is a summary of the unaudited quarterly financial data for 2002 and 2001:

(U.S. dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net premiums earned – general operations (1)	$ 1,025,522	$ 1,047,044	$ 1,361,598	$ 1,532,654
Net premiums earned – life operations	39,193	10,497	786,383	186,919
Underwriting profit (loss) – general operations (1)	91,749	(58,946)	142,408	104,815
Net income (loss) available to ordinary shareholders	89,493	(91,748)	184,067	214,139
Net income (loss) per ordinary share and ordinary share equivalent – basic	0.66	(0.68)	1.36	1.58
Net income (loss) per ordinary share and ordinary share equivalent – diluted	0.65	(0.68)	1.34	1.56
2001				
Net premiums earned – general operations	$ 542,154	$ 640,984	$ 700,343	$ 884,052
Net premiums earned – life operations	—	—	46,247	649,348
Underwriting profit (loss) – general operations	29,436	41,803	(939,101)	(233,137)
Net income (loss)	218,929	128,606	(840,032)	(83,638)
Net income (loss) per ordinary share and ordinary share equivalent – basic	1.76	1.03	(6.70)	(0.64)
Net income (loss) per ordinary share and ordinary share equivalent – diluted	1.73	1.01	(6.70)	(0.64)

(1) Certain reclassifications have been made relating to the Company's change in presentation of credit default swaps and weather and energy derivatives. There was no effect on net income from this change in presentation.

29. Unaudited Quarterly Financial Data (continued)

In the second quarter of 2002, the Company recorded net losses and loss expenses incurred of approximately $200.0 million related to the September 11 event. The Company also recorded net realized losses on investments of $110.0 million.

Results for the third quarter of 2002 included a large life contract consisting of a U.K. portfolio of annuities. This contract increased net premiums earned and claims and policy benefits by $762.7 million and $776.8 million respectively in the fourth quarter of 2002.

In the fourth quarter of 2002, the Company incurred adverse loss development of $215 million of its casualty reinsurance business written in 1997 through (and including) 2000 and asbestos losses for business written prior to 1985. This was partially offset by decreases in estimates for losses related to this business written in 1985 through 1996 and decreases in the Company's high excess casualty lines.

In the third quarter of 2001, the Company recorded net losses of approximately $795.9 million after tax due to the September 11 event.

In the fourth quarter of 2001, the Company wrote a large contract of European annuities for $549.3 million of net premium earned and policy benefits. In addition, the Company incurred adverse loss development of its casualty reinsurance business written prior to 1999 of approximately $140.0 million after-tax, and losses related to certain other events, including the bankruptcy of Enron Corp., American Airlines Flight 587 and several large European property losses.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or any disagreements with accountants regarding accounting and financial disclosure within the twenty-four months ending December 31, 2002.



REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of XL Capital Ltd:

In our opinion, the accompanying consolidated balance sheets, the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of XL Capital Ltd and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in Item 15(a) of this Form 10-K present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002, upon adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets as of the effective date of January 1, 2002.



PRICEWATERHOUSECOOPERS LLP

New York, New York
February 11, 2003

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER

XL CAPITAL LTD

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C.SS.1350(A) and (B))

I, Brian M. O'Hara, certify that:

1. I have reviewed this annual report on Form 10-K of XL Capital Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003



Brian M. O'Hara
President and Chief Executive Officer

CERTIFICATION
OF CHIEF FINANCIAL OFFICER

XL CAPITAL LTD

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C.SS.1350(A) and (B))

I, Jerry de St. Paer, certify that:

1. I have reviewed this annual report on Form 10-K of XL Capital Ltd;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003



Jerry de St. Paer
Executive Vice President and Chief Financial Officer


F120

Chairman's Letter

Commitment to good corporate governance and ethics is at the core of every great company.

Since inception, XL Capital Ltd has been totally committed to the principles of excellence in corporate governance and ethics. This commitment is evidenced by the following practices that are in place at XL Capital – many of which have been long-standing policies:

- A Board of Directors with the majority of the directors being independent of management.
- Chief Executive Officer serving separately from the Chairman of the Board.
- An Audit Committee, Compensation Committee and Nominating and Governance Committee comprised solely of independent directors.
- A Code of Business Conduct and Ethics.
- A Code of Ethics for Financial Officers.
- Published Corporate Governance Principles.
- Published Charters for Nominating and Governance, Compensation, Audit and Finance Committees of the Board.
- A set of Corporate Values – Ethics, Excellence, Respect, Development and Teamwork – communicated to all employees worldwide.
- An Audit and a Finance Committee comprised of financially literate directors with extensive experience.
- A Board of Directors that meets in executive session at each meeting without the CEO or other members of management present.
- Board Committees that meet periodically without management present.
- An annual evaluation of the performance of the Board of Directors and the Committees of the Board.
- An orientation plan for new directors.
- A solid commitment to transparency in financial reporting.
- A solid company-wide commitment to the long-term creation of shareholder value.

The Board of Directors and I remain focused on XL continuing to build shareholder value over the long-term based on a solid framework of fundamental strength – our capital base and talented people – combined with a concrete reputation of excellence in corporate governance and quality in the global marketplace.



Michael P. Esposito, Jr
Chairman of the Board

Board of Directors & Advisory Council

Ronald L. Bornhuetter	(4)	Former Chairman, NAC Re Corporation
Dale Comey	(2)	Former Executive Vice President of ITT Corporation
Sir F. Brian Corby*	(1)	Former Chairman of the Board of The Brockbank Group, plc and Prudential Corporation plc
Michael P. Esposito, Jr	(4)	Chairman, XL Capital Ltd
Robert R. Glauber	(2) (4)	President and Chief Executive Officer, NASD
Paul E. Jeanbart	(1)	Chief Executive Officer, The Rolaco Group of Companies
John Loudon	(2) (3) (4)	Chairman, Caneminster Limited
Brian M. O'Hara	(4)	President and Chief Executive Officer, XL Capital Ltd
Robert S. Parker	(3) (4)	Dean Emeritus and The Robert S. Parker Chaired Professor of The McDonough School of Business at Georgetown University
Cyril E. Rance, MBE, JP	(1)	Retired Insurance Executive
Alan Z. Senter	(1) (4)	Chairman, Senter Associates
John T. Thornton	(1) (4)	Former Executive Vice President and Financial Executive, Wells Fargo & Co.
Ellen E. Thrower	(1)	Executive Director of The School of Risk Management, Insurance & Actuarial Science, St. John's University
John W. Weiser	(2) (3) (4)	Chairman, The Graduate Theological Union (Berkeley)

Advisory Council

Ian R. Heap	Former Chairman of XL Capital Ltd

COMMITTEES OF THE BOARD:

(1)	Audit
(2)	Compensation
(3)	Nominating and Corporate Governance
(4)	Finance

* *Retiring May 2003*

Corporate Officers

Brian M. O'Hara	President and Chief Executive Officer
Nicholas M. Brown, Jr	Executive Vice President and Chief Executive of Insurance Operations
Jerry M. de St. Paer	Executive Vice President, Chief Financial Officer and Assistant Secretary
Paul S. Giordano	Executive Vice President, General Counsel and Secretary
Christopher V. Greetham	Executive Vice President and Chief Investment Officer
Fiona E. Luck	Executive Vice President, Group Operations and Assistant Secretary
Robert R. Lusardi	Executive Vice President and Chief Executive of Financial Products and Services
Henry C. V. Keeling	Executive Vice President and Chief Executive of Reinsurance Operations
Willi Suter	Executive Vice President, International Strategic Development
Clive R. Tobin	Executive Vice President and Chief Executive Officer of XL Insurance Global Risk
Gavin R. Arton	Senior Vice President, Investor Relations Officer
Anthony E. Beale	Senior Vice President, Human Resources
Trevor A. Brookes	Senior Vice President, Internal Audit
Paul Dowden	Senior Vice President, Group Underwriting Risk Officer
Henry T. French, Jr	Senior Vice President, Associate General Counsel
Kirstin M. Gould	Senior Vice President, Associate General Counsel
Claude LeBlanc	Senior Vice President, Financial Advisor
Michael A. Siese	Senior Vice President, Controller
David B. Walsh	Senior Vice President, Chief Credit Officer

Corporate Information

Annual Meeting The annual meeting of Shareholders of XL Capital Ltd will be held on Friday, May 9, 2003 at the Company's Head Office, XL House, One Bermudiana Road, Hamilton, Bermuda at 8:30 a.m. local time.

Common Stock Data The Company's common stock, $0.01 par value, was first listed on the New York Stock Exchange on July 19, 1991 under the symbol XL.

The following table sets forth the high, low, and closing sales prices per share of the Company's Ordinary Shares, as reported on the New York Stock Exchange Composite Tape for the four fiscal quarters of 2002 and 2001.

	2002			2001		
	High	Low	Close	High	Low	Close
	$	$	$	$	$	$
1st Quarter	97.11	86.05	93.35	87.50	67.60	76.07
2nd Quarter	97.38	82.70	84.70	83.60	67.18	82.10
3rd Quarter	83.03	61.00	73.50	83.00	62.00	79.00
4th Quarter	83.23	70.88	77.25	96.12	79.50	91.36

As of December 31, 2002, the approximate number of record holders of Ordinary Shares was 804.

Transfer Agent Mellon Investor Services, 85 Challenger Road, Richfield Park, New Jersey 07660, U.S.A. Shareholders can call into Mellon's Communication Center at 1-800-756-3353 or 1-201-329-8660 or via the Internet at www.mellon-investor.com.

Form 10-K Form 10-K is filed with the Securities and Exchange Commission. Copies are available without charge by writing to Investor Relations, XL Capital Ltd, P.O. Box HM 2245, Hamilton HM JX, Bermuda.

Auditors PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, NY 10019-6013, U.S.A.

Legal Counsel Hunter & Hunter, The Hunt Law Building, P.O. Box 190 GT, Grand Cayman, Cayman Islands.

Cahill Gordon & Reindel, Eighty Pine Street, New York, NY 10005, U.S.A.

Registered Office C/O Hunter & Hunter, The Hunt Law Building, P.O. Box 190 GT, Grand Cayman, Cayman Islands.

XL Capital Ltd XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
Telephone: (441) 292-8515 Fax: (441) 292-5280
www.xlcapital.com
info@xl.bm





XL CAPITAL LTD
ONE BERMUDIANA ROAD
HAMILTON HM 11
BERMUDA

www.xlcapital.com